As filed with the Securities and Exchange Commission on January 29, 2025
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. _☐
Post-Effective Amendment No. _ ☐
(Check appropriate box or boxes.)

Athene Annuity & Life Assurance Company of New York
(Name of Insurance Company)

1 Blue Hill Plz Ste 1672, P.O. Box 1690
Pearl River, NY 10965
(800) 926-7599

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Blaine Doerrfeld
Athene Annuity & Life Assurance Company of New York
1 Blue Hill Plz Ste 1672, P.O. Box 1690
Pearl River, NY 10965
(800) 926-7599
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stephen E. Roth, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, N.W.
Washington, DC
20001-3980

Approximate date of commencement of proposed sale to the public: Continuously on and after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box):
☐ immediately upon filing pursuant to paragraph (b)
☐ on (date) pursuant to paragraph (b)
☐ 60 days after filing pursuant to paragraph (a)(1)
☐ on [ MM/DD/YYYY ] pursuant to paragraph (a)(1) of rule 485 under the Securities Act of 1933 (“Securities Act”)

If appropriate, check the following box:
☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment

Check each box that appropriately characterizes the Registrant:
☐ New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)
☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
☐
If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act

☒ Insurance Company relying on Rule 12h-7 under the Exchange Act
☐ Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act)

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated January 29, 2025
Athene® Amplify 2.0 NF
Single Purchase Payment Index-Linked
Deferred Separate Account Annuity Contract
Issued by:
Athene Annuity & Life Assurance Company of New York
1 Blue Hill Plz Ste 1672, P.O. Box 1690
Pearl River, NY 10965
Tel. (800) 926-7599

    This prospectus describes the Athene® Amplify 2.0 NF Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract (the Contract) issued by Athene Annuity & Life Assurance Company of New York (the Company, we or us) that is designed for retirement or other long-term investment purposes. The Company does not allow additional Purchase Payments after the initial Purchase Payment.
The Contract offers index-linked investment options (Index-Linked Segment Options) that provide returns (Segment Credits) based on changes in the value of a broad-based index or indices (the Reference Index). The Contract also offers a Fixed Segment Option that determines Segment Credits at a guaranteed interest rate. The Contract is a complex investment and involves risks, including the potential loss of principal and previously applied Segment Credits.
•Each Index-Linked Segment Option has a Buffer Rate of 10%, 20%, or 30%, which establishes the maximum amount of negative index performance that we will absorb before applying a negative Segment Credit. With a 10% Buffer Rate, the maximum negative Segment Credit that may be applied on a Segment End Date is -90%. With a 20% Buffer Rate, the maximum negative Segment Credit percentage that may be applied on a Segment End Date is -80%. With a 30% Buffer Rate, the maximum negative Segment Credit percentage that may be applied on a Segment End Date is -70%. The Contract will always offer an Index-Linked Segment Option(s) with a Buffer Rate(s) of 10% and a Segment Term Period of 1-Year.
•Each Point-to-Point, Dual Direction, and Performance Blend Segment Option has a Cap Rate, which limits the maximum positive index performance that may be reflected in the Segment Credit. We guarantee that Cap Rates will never be less than 4% for an Index-Linked Segment Option with a a 20% Buffer Rate and 1-year Segment Term Period, 5% for an Index-Linked Segment Option with a a 10% Buffer Rate and 1-year Segment Term Period, 8% for an Index-Linked Segment Option with a 20% Buffer Rate and a 2-year Segment Term Period, 10% for an Index-Linked Segment Option with a 10% Buffer Rate and a 2-year Segment Term Period, 18% for an Index-Linked Segment Option with a 30% Buffer Rate and a 6-year Segment Term Period, 24% for an Index-Linked Segment Option with a 20% Buffer Rate and a 6-year Segment Term Period, and 30% for an Index-Linked Segment Option with a 10% Buffer Rate and a 6-year Segment Term Period.
•Each Trigger and Dual Trigger Segment Option has a Trigger Rate, which limits the maximum positive index performance that may be reflected in the Segment Credit. We guarantee that Trigger Rates will never be less than 5.00% for Trigger and Dual Trigger Segment Options with a 10% Buffer and 1-year Segment Term Period, 18% for Dual Trigger Segment Options with a 30% Buffer and 6-year Segment Term Period, 24% for Dual Trigger Segment Options with a 20% Buffer and 6-year Segment Term Period, and 30% for Dual Trigger Segment Options with a 10% Buffer and 6-year Segment Term Period.

For additional information about each Index-Linked Segment Option and the Fixed Segment Option see Appendix A: Investment Options Available Under the Contract.

The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals or a surrender could result in Withdrawal Charges, negative Interim Value adjustments, taxes and tax penalties, as applicable. Under extreme circumstances, you could lose up to 100% of your investment from a negative Interim Value adjustment.

All guarantees under the Contract are obligations of the Company and are subject to its creditworthiness and financial strength. For additional information on risk associated with owning the Contract see the “Principal Risks of Investing in the Contract” section.

If you are a new investor in the Contract, you may cancel your Contract within 20 days of receiving it (60 days if this Contract is a result of a replacement) without paying fees or penalties. Upon cancellation, you will receive a full refund of the Purchase Payment you paid with your application less any Withdrawals. You should review this prospectus, or consult with your Financial Professional, for additional information about the specific cancellation terms that apply.

Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Additional information about certain investment products, including annuity contracts offering index-linked investment options has been prepared by the Securities and Exchange Commission’s staff and is available at investor.gov.

You should read this prospectus and retain a copy for future reference. This prospectus is not an offer to sell the Contract in any jurisdiction in which it may not be legally sold.

1. Glossary
    Accumulation Phase: The period of time between the Contract Date and the Annuity Date, unless the Contract is terminated.

    Administrative Office: Mail Processing Center, P.O. Box 1555, Des Moines, IA 50306-1555; (888) 266-8489.

    Aggregate Index Change: Used in the calculation of the Segment Credit on the Performance Blend Segment Option. This Segment Option uses three indices in its calculation. On the Segment End Date, we calculate the Index Change for each of these indices. The Aggregate Index Change is the sum of the Index Change for the best performing index multiplied by Index Allocation Percentage 1 (50%) plus the Index Change for the second best performing index multiplied by Index Allocation Percentage 2 (30%) plus the Index Change for the third best performing index multiplied by Index Allocation Percentage 3 (20%).

    Annuitant, Joint Annuitant: The Annuitant is the natural person named on the Contract Schedule whose life determines the Annuity Payments made under your Contract. We will allow you to name two natural persons on the application as Joint Annuitants.

    Annuity Date: The Contract Anniversary on or first following the later of the Annuitant attaining age 95, or the 10th Contract Anniversary. In the case of Joint Annuitants, the Annuity Date will be set based on the age of the older Joint Annuitant. You may select an earlier Annuity Date, which may be any time after the Contract Date, by Notice provided to us. The revised Annuity Date must be at least 10 days after our receipt of your Notice.

    Annual Interest Rate: The annual rate used to calculate Segment Credits on the Fixed Segment Option.

    Annuity Payments: Payments paid to you or your designated payee in accordance with the terms and conditions of the Settlement Option elected by the Owner. The payments are made by us and commence on the Annuity Date.

    Annuity Phase: The phase of the Contract when Annuity Payments are being made.

    Beneficiary: The person(s) or entity(ies) named by the Owner to receive the Death Benefit.

    Buffer Rate: The amount of negative Index Change that we will absorb when calculating Segment Credits for an Index-Linked Segment Option. For all Index-Linked Segment Options, a negative Segment Credit will apply for any negative Index Change or Aggregate Index Change in excess of the Buffer Rate.

    Business Day: Any day of the week except for Saturday, Sunday, and U.S. Federal holidays where U.S. stock exchanges are closed. Our Business Day ends at 4:00 p.m. Eastern Time.

    Cap Rate: The maximum positive Index Change that will be used in the calculation of Segment Credits that may be applied to Point-to-Point, Performance Blend, and Dual Direction Segment Options on the Segment End Date. There is one Cap Rate per Segment Term Period, which applies to the entire Segment Term Period.

    Cash Surrender Value: The Interim Value adjusted for any applicable Withdrawal Charge. You may surrender your Contract by making a written request to our Administrative Office at any time before the Annuity Date and before the Death Benefit becomes payable.

    Company (“we”, “us”, “our”, “ours”): Athene Annuity & Life Assurance Company of New York.

    Contract: The Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract

described by this prospectus.

    Contract Anniversary: Any twelve-month anniversary of the Contract Date. For example, if the Contract Date is January 19, 2024, then the first Contract Anniversary is January 19, 2025.

    Contract Date: The date your Contract is issued, as shown on the Contract Schedule.

    Contract Value: The Contract Value at any time is equal to the sum of the Segment Values.

    Contract Year: The twelve-month period that begins on the Contract Date and each Contract Anniversary. For example, if the Contract Date is January 19, 2024, then the first Contract Year is the twelve-month period that includes January 19, 2024 through January 18, 2025.

Crediting Method: Used to determine the calculation of the Segment Credits. Crediting Methods include the Point-to-Point Crediting Method, Performance Blend Crediting Method, Trigger Crediting Method, Dual Trigger Crediting Method, Dual Direction Crediting Method, and Fixed Crediting Method. Each Crediting Method has distinct methodology to calculate Segment Credits.

    Death Benefit: During the Withdrawal Charge Period, the Death Benefit will be equal to the greater of the Interim Value or the Purchase Payment less net proceeds from prior Withdrawals. After the Withdrawal Charge Period, the Death Benefit will be equal to the Interim Value. The Death Benefit will be calculated as of the date of death. If the Owner is changed or an additional Owner is added during the Withdrawal Charge Period, the Death Benefit will equal the Interim Value unless the Contract is continued by a surviving spouse.

Downside Participation Rate: A Downside Participation Rate is used in the calculation of the Segment Credits for Dual Direction Segment Options on a Segment End Date. It is a percentage that is multiplied by the absolute value of the Index Change if the Index Change is negative but fully offset by the Buffer Rate. This percentage will not be less than 100%. There is one Downside Participation Rate per Segment Term Period, which applies to the entire Segment Term Period.

Dual Direction Crediting Method: A Crediting Method in which the Segment Credit is determined based on the performance of the Reference Index and the applicable Cap Rate, Participation Rate, Downside Participation Rate, and Buffer Rate. This Crediting Method provides for positive Segment Credits even when performance is negative but fully offset by the Buffer Rate. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

Dual Direction Segment Option: An Index-Linked Segment Option that includes a Buffer Rate, Cap Rate, Participation Rate, and Downside Participation Rate, and calculates Segment Credits based on the Dual Direction Crediting Method.

Dual Trigger Crediting Method: A Crediting Method in which the Segment Credit is subject to the Buffer Rate, and is equal to the Trigger Rate if the performance of the Reference Index is positive, zero, or negative but fully offset by the Buffer Rate. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

Dual Trigger Segment Option: An Index-Linked Segment Option that includes a Buffer Rate and Trigger Rate, and calculates Segment Credits based on the Dual Trigger Crediting Method.

    Equity Adjustment: A positive or negative adjustment to Segment Value that is applied to any Withdrawal from an Index-Linked Segment Option on a day other than a Segment End Date. The Equity Adjustment is equal to zero on the Segment End Date. The Equity Adjustment does not apply to the Fixed Segment Option.

Financial Professional: A registered representative of a broker-dealer that has a selling agreement with our principal underwriter, Athene Securities.

Fixed Crediting Method: The Crediting Method in which Segment Credits are determined daily based on the declared Annual Interest Rate.

    Fixed Segment Option: The Segment Option that calculates Segment Credits daily based on the Fixed Crediting Method. The Fixed Segment Option does not include a Reference Index.

    Free Withdrawal: A Withdrawal amount on which no Withdrawal Charge applies. An Interest Adjustment will not apply, but an Equity Adjustment will still apply.

    Good Order: A request, including an application, is in Good Order if it contains all the information we require to process the request. Good Order also includes delivering information on the correct form, with any required certifications, guarantees, and/or signatures, to our Administrative Office.

    Holding Account: An account that holds the Purchase Payment until it is allocated to the Segment Options according to the Segment Allocation Percentages you select. Interest is credited daily to the Holding Account at the Holding Account Fixed Interest Rate.

    Holding Account Fixed Interest Rate: The annual rate used to calculate interest credited on amounts held in the Holding Account.

    Index Allocation Percentage: The percentage used to calculate the portion of Index Change from each Reference Index that will be used in the Aggregate Index Change for a Performance Blend Segment Option.

    Index Change: The percentage change in the Index Price of the Reference Index for the selected Segment Option, as measured from the Segment Start Date to the Segment End Date.

    Index-Linked Segment Option: Any Segment Option that is not the Fixed Segment Option. An Index-Linked Segment Option includes a Reference Index.

    Index Price: The Index Price for any date, including any Segment Start Date, Segment End Date, Annuity Date or date of death is the closing price of the Reference Index on that date. The closing price of the Reference Index is the price determined and published by the provider of the Reference Index at the end of each Business Day. Any change in price after the closing price has been published will not be reflected.

    Interim Value: The Interim Value at any time is equal to the sum of the Segment Interim Values.

    Interest Adjustment: A positive or negative adjustment to the Segment Value that may be applied to a Withdrawal during the first six years of the Contract, except on a Segment Start Date, Segment End Date, and when money is allocated to the Holding Account. The Interest Adjustment approximates the change in value of debt instruments supporting the Contract, which we sell to fund the Withdrawal. The Interest Adjustment does not apply to any Withdrawal taken after the first six Contract Years. The Interest Adjustment will only be applied to the portion of surrender or Withdrawal that is subject to a Withdrawal Charge except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account.

    IRA Account: A traditional, Roth, or other Individual Retirement Account established for the Owner and the Owner’s beneficiaries, through which a Contract may be purchased.

Non-Qualified Contract: A Contract that is not qualified for special tax treatment under the Internal Revenue Code.

    Notice, Notify, Notifying: Requests and information that you sign and that we receive and accept at our Administrative Office in any form offered by and acceptable to us.

    Owner (“you”, “your”): The Contract Owner named in the application, or their successor or assignee if you provide Notice and the Company has acknowledged the assignment. If no Owner is named on the application, the Annuitant will be the Owner. If Joint Owners are named, all references to the Owner shall mean the Joint Owners. Joint Owners must be Spouses.

    Participation Rate: A Participation Rate is used in the calculation of the Segment Credits for Point-to-Point, Performance Blend, and Dual Direction Segment Options on a Segment End Date. It is a percentage that is multiplied by any positive Index Change after the application of the Cap Rate, in the calculation of the Segment Credit. This percentage will not be less than 100%. There is one Participation Rate per Segment Term Period, which applies to the entire Segment Term Period.

    Performance Blend Crediting Method: A Crediting Method in which the Segment Credit is determined based on on a weighted average of three Reference Indices, as measured from the Segment Start Date to the Segment End Date, and the applicable Cap Rate, Participation Rate, and Buffer Rate. This Crediting Method calculates an Aggregate Index Change using three underlying indices, rather than an Index Change based on a single underlying index.

    Performance Blend Segment Option: A type of the Index-Linked Segment Option that calculates Segment Credits using the Performance Blend Crediting Method.

Performance Lock: A feature that allows you to capture the Performance Lock Value during the Segment Term Period of an Index-Linked Segment Option to which funds are currently allocated. Only one Performance Lock may be exercised per Segment Term Period for each Index-Linked Segment Option. A Performance Lock may not be applied retroactively and can only be exercised for the entire Segment Value. When a Performance Lock is exercised, the locked Index-Linked Segment Option will not receive a Segment Credit on the Segment End Date. Instead, the Performance Lock Value for that Segment Option will be transferred on the Performance Lock Date to the one-year Fixed Segment Option, where it will accrue interest daily for the remainder of the one-year Fixed Segment Term Period.

Performance Lock Date: The Performance Lock Date is the Business Day on which a Performance Lock request is received in Good Order by us.

    Performance Lock Value: The Performance Lock Value for an Index-Linked Segment Option on any Business Day during a Segment Term Period other than the Segment Start Date and Segment End Date is equal to the Segment Value plus the Equity Adjustment. Both the Segment Value and the Equity Adjustment used will be based on values as of the end of that Business Day after all other transactions have been recorded. The Performance Lock Value is only used in determining a Performance Lock and cannot be used in other transactions. There is no Performance Lock Value for the Fixed Segment Option.
Point-to-Point Crediting Method: A Crediting Method in which the Segment Credit is determined based on the performance of the Reference Index and the applicable Cap Rate, Participation Rate, and Buffer Rate. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

Point-to-Point Segment Option: A type of Index-Linked Segment Option that calculates Segment Credits based on the Point-to-Point Crediting Method.

    Purchase Payment: The amount you pay to us under your Contract, as shown on the Contract Schedule. The Purchase Payment is due on the Contract Date. We may limit the amount of Purchase Payment that we will accept for your Contract.

    Qualified Contract: A Contract that qualifies for special tax benefits under the Internal Revenue Code, such as a Section 408(b) Individual Retirement Annuity.

    Reference Index: The index or indices used in the calculation of the Segment Credit for a Segment Option.

    Right to Cancel Period: The period of time you may examine your Contract after you receive it. The Right to Cancel Period may vary according to state law.

    Securities Act: The Securities Act of 1933, as amended.

    Segment Anniversary: A Segment Anniversary is any 12-month anniversary of the initial Segment Start Date (shown on the Contract Schedule). For example, if the initial Segment Start Date is January 22, 2024, then the first Segment Anniversary is January 22, 2025.

Segment Credit: The amount we credit to each Segment Option according to the terms of the Segment Option and Crediting Method. Segment Credits are credited to the Fixed Segment Option daily based on the Annual Interest Rate. Segment Credits on the Fixed Segment Option cannot be negative. Segment Credits are credited to Index-Linked Segment Options on the Segment End Date based on the performance of the Reference Index subject to the applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and Buffer Rate. Segment Credits on Index-Linked Segment Options may be negative amounts, which will reduce the Segment Value.

    Segment End Date: The last day of a Segment Term Period. The Segment Credit for Index-Linked Segment Options is calculated and applied to the Segment Value on the Segment End Date. The next Segment Start Date coincides with the Segment End Date.

    Segment Interim Value: The Segment Value adjusted for any applicable Equity Adjustment and Interest Adjustment.

    Segment Options: Segment Options include Index-Linked Segment Options and the Fixed Segment Option available under your Contract. Each Segment Option will have a Segment Term Period. Index-Linked Segment Options will have a Reference Index and a Buffer Rate. Dual Trigger and Trigger Segment Options will also have a Trigger Rate. Point-to-Point, Dual Direction, and Performance Blend Segment Options will also have a Cap Rate and a Participation Rate. In addition, a Dual Direction Segment Option will also have a Downside Participation Rate and a Performance Blend Segment Option will also have Index Allocation Percentages. The Segment Options available on the first Segment Start Date following your Contract Date will be shown on the Contract Schedule.

    Segment Start Date: The first date of a Segment Term Period.

    Segment Term Period: The Segment Term Period for each Segment Option will be shown on the Contract Schedule. The Segment Term Period ends on the Segment End Date. Upon expiration of each Segment Term Period, a new Segment Term Period will begin. Please see the “Setting Your Segment Start Date and Segment End Date” section for further details.

    Segment Value: On the initial Segment Start Date, the Segment Value is equal to the portion of the Purchase Payment plus any Holding Account interest allocated to the Segment Option. On any other day, the Segment Value is equal to the Segment Value on the Segment Start Date, increased by Segment Credits applied to the Segment Option, increased by amounts transferred from another Segment Option, decreased by amounts transferred into another Segment Option, and decreased by Withdrawals from the Segment Option. Segment Credits are applied daily to the Fixed Segment Option and are applied to Index-Linked Segment Options only on the Segment End Date. Except for a transfer to the Fixed Segment Option due to the exercise of a Performance Lock, transfers between Segment Options will occur only on a Segment End Date.

    Separate Account: The segregated account, established by the Company under New York Law in which we hold reserves for our Index-Linked Segment Options under the Contract. The portion of the assets of the Separate Account equal to the reserves and other Contract liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business we may conduct. As Owner of the Contract, you do not participate in the performance of assets held in the Separate Account and do not have any direct claim on them. The Separate Account is not registered under the Investment Company Act of 1940.

Segment Year: A Segment Year is the 12-month period that begins on the initial Segment Start Date (shown on the Contract Schedule) and each Segment Anniversary. For example, if the initial Segment Start Date is January 22, 2024, then the first Segment Year is the 12-month period that includes January 22, 2024, through January 21, 2025.

    Settlement Option: An option available under the Contract for receiving Annuity Payments, which we guarantee as to the dollar amount.

    Spouses: Individuals who are recognized as legally married under Federal law.

Trigger Crediting Method: A Crediting Method in which the Segment Credit is subject to the Buffer Rate, and is equal to the Trigger Rate if the performance of the Reference Index is greater than or equal to zero. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

Trigger Rate: The positive rate used in the calculation of the Segment Credit for both Trigger Segment Options and Dual Trigger Segment Options. It is credited on the Segment End Date if the Index Change is greater than or equal to a threshold specified by the Segment Option. There is one Trigger Rate per Segment Term Period, which applies to the entire Segment Term Period.

Trigger Segment Option: An Index-Linked Segment Option that includes a Buffer Rate and Trigger Rate, and calculates Segment Credits based on the Trigger Crediting Method.

Withdrawal: Unless otherwise specified, it is a Withdrawal of any type taken under your Contract, including a partial Withdrawal, a Required Minimum Distribution, a surrender of your Contract, payment of a Death Benefit or the application of Interim Value to a Settlement Option. Withdrawal refers to the amount of Contract Value withdrawn for such benefits before the application of Withdrawal Charges, Interest Adjustments, and Equity Adjustments.

    Withdrawal Charge: The charge we assess when you surrender the Contract or make a partial withdrawal during the first six Contract Years. Any amounts withdrawn from the Contract Value are assessed a Withdrawal Charge. The Withdrawal Charge does not apply to the Free Withdrawal amount.

    Withdrawal Charge Period: The Contract years during which you pay a Withdrawal Charge on amounts withdrawn. The Withdrawal Charge Period ends when the Withdrawal Charge Rate declines to 0% in the Withdrawal Charge Rate schedule set forth in your Contract Schedule.

    Withdrawal Charge Rate: The percentage used to calculate the Withdrawal Charge.

2. Overview of the Contract

Purpose of the Contract
Athene® Amplify 2.0 NF is a Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract that may help you accumulate retirement savings. It is intended for long term investment purposes and is designed for investors who are looking for a level of protection for their principal, while providing potentially higher returns than are available from traditional fixed annuities. This Contract is not intended for someone who is seeking complete protection from downside risk or for investors who plan to take Withdrawals in excess of the annual Free Withdrawal amount or surrender the Contract during the first six Contract Years. The Contract can be purchased as either a Qualified Contract or a Non-Qualified Contract.
    The Contract can be owned in the following ways:
•Sole Owner who is an individual or trust with a natural person as grantor; or
•Sole Owner who is an individual and his or her spouse as the Joint Owner or a trust with a natural person and his or her spouse as grantors (available for Non-Qualified Contract only).
We are not an investment adviser and do not provide any investment advice in connection with the Contract.
Phases of the Contract
The Contract has two phases: an Accumulation (Savings) Phase and an Annuity (Income) Phase.

Accumulation (Savings) Phase

During the Accumulation Phase, you can allocate your Contract Value to one or more of the available Index-Linked Segment Options and/or the Fixed Segment Option. For additional information about each Index-Linked Segment Options and the Fixed Segment Option see Appendix A: Investment Options Available Under the Contract.

Index-Linked Segment Options:
We will apply positive or negative Segment Credits to amounts allocated to the Index-Linked Segment Options on the Segment End Date based, in part, on the performance of the Reference Index. You could lose a significant amount of money if the Reference Index declines in value.

Each Index-Linked Segment Option will have a Buffer Rate, which establishes the amount of loss attributable to negative Index Change that we will absorb before we apply a negative Segment Credit to the Segment Value on the Segment End Date. A negative Segment Credit will apply for any negative Index Change in excess of the Buffer Rate. Theoretically, for an Index-Linked Segment Option subject to a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits.

Each Index-Linked Segment Option has a Buffer Rate of 10%, 20% or 30%. If the Index Change is -25%, a 10% Buffer Rate will limit the negative interest credited to -15%, which is the amount that exceeds the Buffer Rate. With the 10% Buffer Rate, the maximum negative Segment Credit that may be applied on a Segment End Date is -90%. The Contract will always offer an Index-Linked Segment Option(s) with a Buffer Rate(s) of 10% and a Segment Term Period of 1-year.

Each Index-Linked Segment Option will have a Cap Rate, Participation Rate, and/or a Trigger Rate. If the Index Change is 12%, a 4% Cap Rate with a 100% Participation Rate will limit the positive Segment Credit to the Cap Rate of 4%, which is the Cap Rate multiplied by the 100% Participation Rate. If the Trigger Rate is 11%, the maximum Segment Credit will be 11% on a Segment Option with a Trigger Crediting Method if the Index Change is greater or equal to zero and on a Segment Option with Dual Trigger Crediting Method if the Index Change is positive, zero, or negative but fully offset by the Buffer Rate. The limit on a Segment Option with a Dual Direction Crediting Method is the Cap Rate multiplied by the Participation Rate. We guarantee that Cap Rates will never be less than 4% for 1-year Segment Options with a 20% Buffer Rate, 5% for 1-year Segment Options with a

10% Buffer Rate, 8% for 2-year Segment Options with a 20% Buffer Rate, 10% for 2-year Segment Options with a 10% Buffer Rate, 18% for 6-year Segment Options with a 30% Buffer Rate, 24% for 6-year Segment Options with a 20% Buffer Rate, and 30% for 6-year Segment Options with a 10% Buffer Rate. We guarantee that Trigger Rates will never be less than 4.00% for 1-year Segment Options with a 20% Buffer Rate, 5% for 1-year Segment Options with a 10% Buffer Rate, 18% for 6-year Segment Options with a 30% Buffer Rate, 24% for 6-year Segment Options with a 20% Buffer Rate, and 30% for 6-year Segment Options with a 10% Buffer Rate.

Fixed Segment Option:
The Contract provides one Fixed Segment Option. It is currently available with a 1-year Segment Term Period and credits interest daily at a declared Annual Interest Rate. A new Annual Interest Rate is declared for each Segment Term Period. The Annual Interest Rate will never be less than 1.00%. At least one Fixed Segment Option will always be available.
Additional information about each Index-linked Segment Option and the Fixed Segment Option is provided in Appendix A: Investment Options Available Under the Contract.

Annuity (Income) Phase

You enter the annuity phase when you annuitize your Contract. During the annuity phase, you will receive a stream of fixed income payments for the annuity payout period you elect. You can elect to receive annuity payments (1) for the life of the Annuitant ; (2) for life of the Annuitant with a guaranteed period; (3) in monthly installment payments for the period required for the sum of monthly payments to equal the total amount applied to the option and, thereafter, for life of the Annuitant; (4) for the joint lifetimes of two Annuitants and in equal amount for the remaining lifetime of the survivor; or (5) in monthly payments for a fixed period elected. When you annuitize, your Segment Value is converted to income payments and you will no longer be able to make any additional withdrawals from your Contract. All accumulation phase benefits, including the Death Benefit, terminate upon annuitization.

Contract Features

Performance Lock
The Performance Lock feature allows you to capture the Performance Lock Value of an Index-Linked Segment Option during the Segment Term Period. You may exercise a Performance Lock for any Index-Linked Segment Option to which you have currently allocated funds. Once exercised, a Performance Lock is irrevocable for that Index-Linked Segment Term Period, and the Performance Lock Value for that Segment Option will be transferred to the Fixed Segment Option, where it will accrue interest daily for the remainder of the Fixed Segment Term Period. When you request a Performance Lock, we calculate the Performance Lock Value at the end of the Business Day we receive your request in Good Order. Consequently, you will not be able to determine the Performance Lock Value in advance, and the amount you capture may be more or less than the amount you expected.

Access to Your Money
    During the Accumulation Phase before any Death Benefit becomes payable, you may access your Contract Value by surrendering the Contract or taking a partial Withdrawal. Partial Withdrawals will reduce your Contract Value and the potential for positive Segment Credits that you may receive. Proceeds payable on a partial Withdrawal or surrender may also be subject to Withdrawal Charges, Interest Adjustments and Equity Adjustments, and an additional 10% federal tax penalty if made before the Owner is age 59½.

Death Benefit

    During the Accumulation Phase, your Contract pays your beneficiaries a Death Benefit if the Owner dies or, if the Owner is a non-natural person (like a trust), the Annuitant dies. During the Withdrawal Charge Period, the Death Benefit is equal to the greater of:
1.The Purchase Payment less net proceeds from prior Withdrawals; and
2.The Interim Value on the date of death. An Interest Adjustment will not be applied to the Interim Value used in the determination of the Death Benefit.

    After the Withdrawal Charge Period, the Death Benefit will be equal to the Interim Value on the date of death. Net proceeds from prior Withdrawals are equal to the Contract Value withdrawn after the application of Withdrawal Charges, Interest Adjustments, and Equity Adjustments.

If the Owner is changed or a new Owner is added during the Withdrawal Charge Period, the Death Benefit will be equal to the Interim Value on the date of death.

Interim Value Adjustments

Any Withdrawal (including Free Withdrawal amount or surrender of your Contract) or payment of a Death Benefit from an Index-Linked Segment Option on any date prior to the Segment End Date will be subject to an Equity Adjustment. Any portion of a Withdrawal that is subject to a Withdrawal Charge during the first six Contract Years will also be subject to an Interest Adjustment except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. You could lose a significant amount of money due to the application of these adjustments. The Equity Adjustment will generally be negatively affected by poor market performance, increases in volatility of index prices, and decreases in interest rates. The Interest Adjustment will generally be negatively affected by increases in interest rates. The Interim Value may be less than the amount allocated to the Segment Options or less than the amount you would receive had you held amounts allocated to Segment Options until the Segment End Dates. All other factors being equal, the Interim Value will be lower the earlier a Withdrawal or surrender is made during a Segment Term Period.

3. Key Information

	FEES, EXPENSES	Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you surrender your Contract or make a partial Withdrawal from the Contract greater than the Free Withdrawal amount during the first six Contract Years, you will be assessed a Withdrawal Charge of up to 8% of the Contract Value withdrawn less the Free Withdrawal amount. For example, if you make a withdrawal of $100,000 in the first Contract Year, you could pay a withdrawal charge of up to $8,000. This loss will be greater if there is a negative adjustment to the Interim Value, taxes, or tax penalties.

If you make a Withdrawal from your Contract, including a partial Withdrawal, Surrender, payment of a Death Benefit or annuitization, your Contract Value may be subject to an Equity Adjustment. The portion of amounts withdrawn from any Segment Option that are subject to a Withdrawal Charge during the first six Contract Years will also be subject to an Interest Adjustment except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. In extreme situations you could lose up to 100% of your Segment Value due to these adjustments. For example, if you allocate $100,000 to an Index-Linked Segment Option with a 2-year Segment Term Period and during the first six Contract Years withdraw the entire amount before the 2-year Segment Term Period has elapsed, you could lose up to $100,000. This loss will be greater (but never more than 100% of your investment) if you also pay a Withdrawal Charge, taxes or tax penalties.
Fee Table Charges and Adjustments – Withdrawal Charges Charges and Adjustments – Interest Adjustment Charges and Adjustments –Equity Adjustment Appendix B - Segment Interim Value Examples
Are There Transaction Charges?	No. The Contract does not impose any front-end load or charge on transfers between investment options.	N/A

Are There Ongoing Fees and Expenses?
Yes. There is an implicit ongoing fee on the Index-Linked Segment Options to the extent that your participation in index gains is limited by the Cap Rate, Trigger Rate, or a Performance Lock that may be exercised for each Point-to-Point, Trigger, Dual Trigger, Dual Direction, and Performance Blend Segment Option. This means that your returns may be lower than index gains. In return for accepting this limit on index gains, you will receive some protection from index losses. This implicit fee is not reflected in the table below.

Fee Table
	RISKS	Location in Prospectus
Is There a Risk of Loss from Poor Performance?
Yes. You could lose money by investing in the Contract. If you invest in an Index-Linked Segment Option, in extreme circumstances, you could lose up to 90% of your investment in an Index-Linked Segment Option with a 10% Buffer Rate, up to 80% of your investment in an Index-Linked Segment Option with a 20% Buffer Rate, and up to 70% of your investment in an Index-Linked Segment Option with a 30% Buffer Rate.
Principal Risks of Investing in the Contract - Risk of Loss
Is this a Short-Term Investment?
No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the Contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the Contract as a short-term investment. Withdrawals may be subject to a Withdrawal Charge, federal and state income taxes and tax penalties. Withdrawals from an Index-Linked Segment Option before the Segment End Date may also be subject to a negative Equity Adjustment and Withdrawals taken from any Segment Option during the first six Contract Years may be subject to a negative Interest Adjustment.
Segment Value in an Index-Linked Segment Option will be re-allocated following the Segment End Date according to your instructions. If you want to transfer the Segment Value to one or more Segment Options, you must notify us at least two Business Days prior to the next Segment Start Date. If you do not request a transfer of Segment Value on the Segment End Date, your Segment Value will remain in the same Segment Option(s), subject to new Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates. If you exercise a Performance Lock and do not instruct us otherwise, transfers between Segment Options at the next Segment End Date will be governed by the default re-allocation rules noted in the Performance Lock section of this prospectus.
Principal Risks of Investing in the Contract - Liquidity Risk

What Are the Risks Associated with the Investment Options?
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Reference Index for the Index-Linked Segment Options under the Contract. Each Segment Option, including the Fixed Segment Option, will have its own unique risks. You should review the Segment Options before making an investment decision.
For investments in a Point-to-Point, Dual Direction, and Performance Blend Segment Option, the Cap Rate and the exercise of the Performance Lock provision will limit positive index performance (e.g., limited upside). For example:
•If an Index-Linked Segment Option has a Cap Rate of 8% and the Index Change is 12%, the Segment Credit on the Segment End Date would be 8%; and
•If you exercise the Performance Lock provision on an Index-Linked Segment Option, you will not participate in any positive index performance that occurs following the application of the Performance Lock.

For investments in a Trigger or Dual Trigger, the Trigger Rate and the exercise of the Performance Lock provision will also limit positive index performance (e.g., limited upside).

As a result, you may earn less than the index gain.

For investments in an Index-Linked Segment Option, the Buffer Rate will limit negative returns (e.g., limited protection in the case of market decline). For example:
•If the Index-Linked Segment Option has a Buffer Rate of 10% and the Index Change is −25%, we will absorb the first 10% of negative index performance, and the Segment Credit will be -15% (the remaining amount of the negative index performance) on the Segment End Date; and

Each Reference Index is a price return index, not a total return index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

Principal Risks of Investing in the Contract

What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the Company. Any payment obligations under the Contract, including the Index-Linked Segment Options and the Fixed Option, guarantees and benefits, are subject to the Company’s claims-payment ability. You may obtain more information about the Company’s financial strength by contacting us at (888) 266-8489.
Principal Risks of Investing in the Contract - Our Financial Strength and Claims Paying Ability
RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes. You cannot transfer out of an Index-Linked Segment Option to another Segment Option prior to the Segment End Date. If you do not want to remain in an Index-Linked Segment Option until the Segment End Date, your only options are to exercise a Performance Lock, make a Withdrawal out of an Index-Linked Segment Option, or surrender the Contract. The amount you would receive would be based on the Interim Value. For Withdrawals and surrenders, Withdrawal Charges may also apply.

We will notify you of the applicable Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate for the new Segment Term Period for each Index-Linked Segment Option at least 15 days prior to the Segment End Date of the prior Segment Term Period. Segment Options available beyond the Withdrawal Charge Period will be limited to one-year Segment Term Periods. If you do no request a transfer or withdraw the Segment Value, Segment Options with six-year and two-year Segment Term Periods ending on or after the last day of the Withdrawal Charge Period will follow the default re-allocation rules noted in Appendix A.

If the publication of a Reference Index is discontinued or the calculation of the Index is substantially changed, we have the right to substitute an alternative index prior to the Segment End Date. If we substitute an index for an existing Index-Linked Segment Option during a Segment Term Period, we will not change the applicable Buffer Rate, Cap Rate, Participation Rate, Downside Participation Rate, or Trigger Rate. We will attempt to choose a new index that has a similar objective and risk profile to the existing Reference Index.

The Insurance Company and Investment Options - The Segment Options Principal Risks of Investing in the Contract -Discontinuation or Substitution of an Index

Are There Any Restrictions on Contract Benefits?
Yes.
•There are restrictions and limitations relating to benefits offered under the Contract (e.g., Death Benefit and Performance Lock).
•Except as otherwise provided, Contract benefits may not be modified or terminated by the Company.
•Withdrawals will reduce the Death Benefit, perhaps by more than the amount withdrawn.

Benefits Available Under the Contract
TAXES
What are the Contract’s Tax Implications?
You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the Contract. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a Withdrawal from the Contract. There is no additional tax benefit to the investor if the Contract is purchased as a Qualified Contract.
Taxes
	CONFLICTS OF INTEREST	Location in Prospectus
How are Financial Professionals Compensated?
Some Financial Professionals may receive compensation for selling the Contract to you, both in the form of commissions and in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this Contract over another investment.
Other Information - Distribution
Should I Exchange My Contract?
Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing Contract.
Other Information - Distribution

4. Fee Table

The following tables describe the fees, expenses, and adjustments that you will pay when buying, owning, and surrendering or making Withdrawals from a Segment Option or from the Contract. Please refer to your Contract Schedule for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you buy the Contract, surrender or make Withdrawals from a Segment Option or from the Contract, or transfer Contract Value between Segment Options.

Transaction Expenses
Sales Load Imposed on Purchases (as a percentage of purchase payments)	None
Withdrawal Charge (as a percentage of the amount withdrawn)[1,2]	8%
Transfer Fee	None

1The Withdrawal Charge percentage is deducted upon a withdrawal of amounts in excess of the 10% Free Withdrawal amount. For a complete description of charges, please see Charges and Adjustments – Withdrawal Charges in the prospectus.

2The amount of the Withdrawal Charge decreases over time, measured from the date the Purchase Payment is credited to the Contract. The Withdrawal Charge percentages are shown below.

Contract Years Since Purchase Payment	1	2	3	4	5	6	7+
Withdrawal Charge (%)	8%	8%	7%	6%	5%	4%	0%

The next table describes the adjustments, in addition to any transaction fees, that apply if all or a portion of the Contract Value is removed from a Segment Option or from the Contract before the expiration of a specified period.

Adjustments
Maximum Potential Loss Due to Equity Adjustment and Interest Adjustment (as a percentage of Contract Value withdrawn from an Index-Linked Segment Option)[1]	100%

1Withdrawals including surrender of your Contract or upon payment of a Death Benefit from an Index-Linked Segment Option on any date before the Segment Term End Date are subject to the Equity Adjustment. The portion of Withdrawals from any Segment Option during the Withdrawal Charge Period that are subject to a Withdrawal Charge will also be subject to the Interest Adjustment except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. See Charges and Adjustments – Interest Adjustment and Equity Adjustment for more information.

The next table describes the fees that you will pay each year during the time that you own the Contract.

Annual Contract Expenses
Administrative Expenses	None
Base Contract Expenses (as a percentage of average account value or Contract Value)	None
Optional Benefit Expenses (as a percentage of benefit base or other (e.g., average account value)	None

5. General Description of Contracts

Owner, Joint Owners
    Owner means the person entitled to the ownership rights under the Contract, as named in the application. The Owner names the Annuitant or Joint Annuitant. If Joint Owners are named, as permitted for Non-Qualified Contracts only, all references to Owner shall mean Joint Owners. Joint Owners must be one another’s Spouse as of the Contract Date and must both be natural persons. All rights described in your Contract may be exercised by you, subject to the rights of any assignee on record with us and any irrevocably named Beneficiary. You may request to change an Owner by Notifying us. We will not be bound by an assignment until we acknowledge it. If your Contract is assigned, the assignment will take effect as of the date you signed the Notice, subject to any payments made or actions taken by us prior to receipt of this Notice. We shall not be liable for any tax consequences you may incur due to a change of Owner designation.

Annuitant, Joint Annuitants
    The Annuitant is the natural person named on the Contract Schedule. The Annuitant is the person whose life determines the Annuity Payments made under your Contract. We will allow you to name two natural persons on the application to serve as Joint Annuitants.

Beneficiary
    The following rules apply unless otherwise permitted by us in accordance with applicable law:
•No Beneficiary has any rights in your Contract until the Beneficiary is entitled to the Death Benefit. If the Beneficiary, including an irrevocable Beneficiary, dies before that time, all rights of that Beneficiary will end at their death.
•If no Beneficiary has been named or if no Beneficiary is alive at the time of death of the Owner or Annuitant whose death caused the Death Benefit to be payable, then the Beneficiary is the estate of the deceased Owner or Annuitant whose death caused the Death Benefit to be payable. If the death of both Joint Annuitants or Joint Owners, as applicable, occurs simultaneously, the estates of both will be the Beneficiary in equal shares. This paragraph does not apply if there is a named Beneficiary and such Beneficiary is an entity.
•If you have not designated how the Death Benefit is to be distributed and two or more Beneficiaries are entitled to the Death Benefit, the surviving Beneficiaries and any Beneficiaries that are entities will share the Death Benefit equally.
•Unless you Notify us otherwise, if you have designated how the Death Benefit is to be distributed and a Beneficiary dies prior to the time such Beneficiary is entitled to the Death Benefit, the portion of the Death Benefit designated to the deceased Beneficiary will be divided among the surviving Beneficiaries and Beneficiaries that are entities on a pro rata basis. In other words, each surviving Beneficiary’s or each entity Beneficiary’s interest in the Death Benefit will be divided by the sum of the interests of all such surviving or entity Beneficiaries to determine the percentage each Beneficiary will receive of the deceased Beneficiary’s original interest in the Death Benefit.

Change of Annuitant
    Prior to the Annuity Date, you may change the Annuitant by Notifying us. A change will take effect as of the date you signed the Notice. The Annuitant may not be changed in a Contract which is owned by a non-natural person, unless the Contract is being continued by a surviving spouse as sole Beneficiary.

    The Annuitant cannot be changed on or after the Annuity Date.

Change of Beneficiary
    Prior to the date the Death Benefit becomes payable, you may change a Beneficiary by Notifying us. You may name one or more contingent Beneficiaries. The interest of any named irrevocable Beneficiary cannot be changed without the written consent of that Beneficiary. A change will take effect as of the date you signed the Notice. Any change is subject to payment or other action taken by us before the Notice was received by us.

The Separate Account
    The Separate Account, in which we hold reserves for Index-Linked Segment Options we provide under the

Contract, is established under New York law. The portion of the assets of the Separate Account equal to the reserves and other Contract liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business we conduct, provided that the portion of assets of the Separate Account not chargeable with liabilities arising out of any other business of the Company shall not exceed the following: (1) the assets purchased with Purchase Payments allocated to the Separate Account by purchasers of the Contract; minus (2) any benefits paid from such assets; minus (3) any charges taken from such assets under the terms of the Contracts; minus (4) any Owner initiated transfers of such assets out of the Separate Account; plus (5) the net investment returns earned on the net amount of such assets. Owners do not participate in the performance of assets held in the Separate Account and do not have any claim on such assets. The Separate Account is not registered under the Investment Company Act of 1940.

    We own the assets of the Separate Account, as well as any favorable investment performance on those assets. We are obligated to pay all money we owe under the Contract. If the obligation exceeds the assets of the Separate Account, funds will be transferred to the Separate Account from our General Account. We may, as permitted by applicable State law, transfer all assets allocated to the Separate Account to our General Account. We guarantee all benefits relating to your value in the Contract, regardless of whether assets supporting it are held in the Separate Account or our General Account. An Owner should look to the financial strength of the Company for its claims-paying ability. Our current plans are to invest assets held in the Separate Account in debt securities, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues and derivative instruments. We may also invest in interest rate swaps. We, however, are not obligated to invest the assets according to any particular plan, except as we may be required to by applicable State insurance laws.

The General Account
    The General Account holds all our assets other than assets in our Separate Accounts, including reserves for the Fixed Segment Option. The General Account assets support the guarantees under the Contract as well as our other general obligations. The General Account is not registered under the Investment Company Act of 1940. The guarantees in your Contract are subject to the Company’s financial strength and claims-paying ability. The General Account is subject to the regulation and supervision by the Iowa Insurance Department and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.

    Assets in the General Account are not segregated for the exclusive benefit of any particular Contract or obligation. General Account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the Segment Options to which you may allocate your Contract Value.

Amendments to the Contract
    The Contract may be amended to conform to changes in applicable law or interpretations of applicable law. Changes in the Contract may need to be approved by the state insurance departments. The consent of the Owner to an amendment will be obtained to the extent required by applicable law.

Misstatement of Age or Gender

If the age or gender of an Annuitant has been misstated, the amount we will pay will be that which the Purchase Payment paid would have purchased if the correct age and gender had been stated. Age will be calculated as the age at the last birthday of that Annuitant. Any underpayments made by us will be immediately paid in one sum with interest compounded at the rate of 1.00% per year. Any overpayments made by us will be charged against the next succeeding Annuity Payment or payments with interest compounded at the rate of 1.00% per year.

6. Purchases and Contract Value

You are required to purchase the Contract through a registered representative of a broker-dealer that has a selling agreement with our principal underwriter, Athene Securities. Athene Securities is a wholly owned subsidiary of Athene Holding Ltd. (Athene). The Contract may not be available through all selling broker-dealers. Some selling broker-dealers may not offer and/or limit the offering of certain features or options as well as limit the availability of Contracts, based on issue age or other criteria established by the selling broker-dealer.

    The Contract is a Single Purchase Payment Index-Linked Deferred Separate Account Annuity. The Contract may be individually or jointly owned. This prospectus describes the material rights and obligations of an Owner. It also sets forth the maximum fees and charges for all Contract features and benefits. You should read and retain your Contract, amendments, and or/endorsements along with a copy of this Prospectus.

    The Contract has two periods: an Accumulation Phase and an Annuity Phase. During the Accumulation Phase, the Contract Value accrues Segment Credits on a tax-deferred basis based on the Segment Options that you select. If you select Index-Linked Segment Options, the Segment Credits may be positive or negative based on the performance of the Reference Index. The Contract Value may also grow on a tax-deferred basis based on a declared Annual Interest Rate associated with the Fixed Segment Option. You will be taxed on Contract gains when you make a Withdrawal or receive an Annuity Payment. An Interest Adjustment will apply if you take a Withdrawal on which a Withdrawal Charge applies at any time during the first six Contract Years except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. An Equity Adjustment will apply if you take a Withdrawal from an Index-Linked Segment Option on any date other than a Segment End Date. Contract Withdrawals taken during the first six years of the Contract are subject to a Withdrawal Charge of up to 8%.

    The Annuity Phase commences when you or a designated payee begin receiving Annuity Payments under the Contract. At the start of the Annuity Phase, you can choose a Settlement Option offered under the Contract. Annuity Payments will start on the Annuity Date and continue based on the Settlement Option you elect. The Contract offers Annuity Payments based on the life of the Annuitant or Joint Annuitant or on any other basis acceptable to the Company. The Annuity Phase ends when we make the last Annuity Payment under your selected Settlement Option.

Purchasing the Contract
    When purchasing the Contract, the Minimum Issue Age is 0. The Maximum Issue Age is 84. These issue age limitations apply to Owners (if natural persons) and Annuitants.

The Purchase Payment is the amount you pay to us under your Contract. The minimum Purchase Payment without prior approval by the Company is $10,000. The Purchase Payment cannot exceed $1,000,000 without prior approval by the Company. We do not accept additional Purchase Payments.

    Once we receive your Purchase Payment and all necessary information in Good Order at our Administrative Office, we issue the Contract and allocate your payment to the Holding Account. A request is in Good Order if it contains all the information we require to process the request. If you do not give us all the information we need, we will contact you or your Financial Professional.

    If you have questions about the information we require, or whether you can submit certain information by fax, email, or over the web, please contact our Administrative Office.

    We do not begin processing your application or Purchase Payment until we receive it at our Administrative Office. A Purchase Payment is “received” when it arrives at our Administrative Office at the address listed in the Glossary regardless of how or when you submitted the payment. If we receive a Purchase Payment at the wrong address, we will send it to the address listed in the Glossary, which may delay processing.

    We are not liable for applications that we do not receive. A manually signed application sent by fax, email or over the web is considered the same as an application delivered by mail. Our electronic systems (fax, email or website) may not always be available; any electronic system can experience outages or slowdowns which may delay application processing. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability. If you experience problems, please submit your application by mail to our Administrative Office. We reserve the right to discontinue or modify our electronic application policy at any time and for any reason.

Right to Cancel
    You will have 20 days to review your Contract after you receive it. If this Contract is a result of a replacement of an existing contract, you will have 60 days to review the Contract. This is called the “Right to Cancel Period”.
If you exercise your right to cancel, the Contract will terminate and we will refund your Contract Value plus the sum of all fees, taxes, and charges. No Withdrawal Charge, Interest Adjustment, or Equity Adjustment will apply if you exercise your right to cancel your Contract during this period. Surrendering the Contract during the Right to Cancel Period could have tax consequences. Please consult with your Financial Professional and/or tax advisor for more information.

Allocation of Purchase Payment
    You may allocate your Purchase Payment to any available Segment Option based on the Segment Allocation Percentages you select. Your Segment Allocation Percentages must be whole percentages ranging from 0% to 100%, and the sum of the Segment Allocation Percentages must equal 100% at all times. You must submit your Segment Allocation Percentages on the Segment Allocation Form with your application, which will establish your Segment Allocation Percentages on the Contract Date. After the Contract Date, you may change your Segment Allocation Percentages by transferring all or part of your Segment Value to another Segment Option on any Segment End Date. Please see “Transfers Between Segment Options by Request” section for details on how to transfer among available Segment Options after the initial Segment Term Period.

    On the Contract Date, the Purchase Payment will be placed in the Holding Account where it will earn daily interest at a rate equal to the daily Holding Account Fixed Interest Rate. The Purchase Payment will be held in the Holding Account and accrue interest from the Contract Date to the day before the Segment Start Date. Contracts which have been issued through the end of the Business Day prior to a scheduled Segment Start Date will participate in that Segment Start Date. Contracts which have been issued on or after a scheduled Segment Start Date will participate in the following Segment Start Date. Please see the “Setting Your Segment Start Date and Segment End Date” section for details on how Segment Start Dates are determined. On the Segment Start Date, your Contract Value in the Holding Account will be transferred to the Segment Options based on the Segment Allocation Percentages you select.

Example 1
    The Contract is issued (in Good Order) when funds equal to $100,000 are received on the 2nd of the month. The next available Segment Start Date is on the 8th of that month. The funds will be immediately allocated to the Holding Account and accumulate at a Holding Account Fixed Interest Rate of 2%. $100,000 accumulated with six days of interest (from the 2nd through the 7th) equates to $100,032.56 = $100,000 x (1 + 2%)^(6/365). On the 8th of the month, $100,032.56 will be allocated to the Segment Options in accordance with the Segment Allocation Percentages specified in the Segment Allocation Form. The table below shows an example allocation.

Segment Option	Crediting Method	Buffer Rate	Segment Term Period	Index	Allocation %	Value on Segment Start Date
Fixed	Fixed	-	-	-	10%	$10,003.26
Index-Linked	Point-to-Point	10%	1-Year	S&P 500®	25%	$25,008.14
Index-Linked	Point-to-Point	10%	1-Year	Russell 2000®	25%	$25,008.14
Index-Linked	Point-to-Point	10%	2-Year	S&P 500®	40%	$40,013.02
Total					100%	$100,032.56

Setting Your Segment Start Date and Segment End Date

There are two dates each month when a new Segment Term Period may start. Your initial Segment Term Period will start on the 8th or 22nd day of the month, at which time your Purchase Payment plus any Holding Account interest will be allocated to the Segment Option(s) you have selected. Contracts which have been issued through the end of the Business Day prior to a scheduled Segment Start Date will participate in that Segment Start Date. Contracts which have been issued on or after a scheduled Segment Start Date will participate in the following Segment Start Date.

If the intended date for the initial Segment Start Date is not a Business Day, the Index Price from the prior Business Day will be used. If the date for the Segment End Date is not a Business Day, the Index Price from the prior Business Day will be used. The Segment End Date for maturing Segments will coincide with the next Segment Start Date. Below are some examples showing the effect holidays and weekends have on selecting the Index Prices for the Segment Start Date and Segment End Date.

If Segment End Date is scheduled on a holiday:	Segment End Date Index Price will be from:	Next Segment Start Date Index Price will be from:
Wednesday the 8th	Tuesday, the 7th	Tuesday, the 7th
If Segment End Date is scheduled on a weekend:	Segment End Date Index Price will be from:	Next Segment Start Date Index Price will be from:
Saturday the 22nd	Friday, the 21st	Friday, the 21st

If initial Segment Start Date is scheduled on a holiday:	Initial Segment Start Date Index Price will be from:
Friday the 22nd	Thursday, the 21st
If initial Segment Start Date is scheduled on a weekend:	Initial Segment Start Date Index Price will be from:
Sunday, the 8th	Friday, the 6th

Contract Values
    Withdrawals from Contract Value will be subject to an Interim Value calculation and the deduction of any applicable Withdrawal Charge. The proceeds you receive from the Withdrawal in the form of a partial Withdrawal, a surrender of the Contract, or the payment of the Death Benefit will be calculated by applying the Interim Value calculation to the Contract Value, as described below, and deducting any applicable Withdrawal Charge from the Interim Value.

    We will calculate your Interim Value at the end of each Business Day and will publish the value on our customer portal (www.athene.com/MyAthene) on the following Business Day. We reserve the right to not publish the Interim Value for any reason we choose. You may determine the Interim Value as of the previous Business Day by calling our Administrative Office. The Interim Value is equal to the sum of the Segment Interim Values.

The Contract Value at any time is equal to the sum of the Segment Values.

Segment Value
The Segment Value for any Segment Option on the initial Segment Start Date is the amount of the Purchase Payment and Holding Account interest allocated to the Segment Option. On any other day, your Segment Value for a Segment Option is equal to A + B + C - D - E, where:
A is the Segment Value as of the previous day;
B is the amount of any Segment Credit applied to the Segment Option on this date;
C is any amount transferred from your Contract’s other Segment Options to this Segment Option on this date;
D is any amount transferred from this Segment Option to your Contract’s other Segment Options on this date; and
E is any Withdrawals deducted from the Segment Option on this date.

    Index-Linked Segment Option Segment Credits will be applied only on a Segment End Date. Transfers to and from a Segment Option will occur only on a Segment End Date, except for a transfer to the Fixed Segment Option due to the exercise of a Performance Lock.

    Segment Credits applied to your Segment Value and any transfer requests will be reflected on your next account statement. You may determine the amount of any Segment Credit that has accrued to the Fixed Segment Option by calling our Administrative Office. Unless you have requested transfers or exercised a Performance Lock, your Segment Value at the beginning of the new Segment Term Period will equal your Segment Value as of the Segment End Date after the application of the Segment Credit.

7. The Insurance Company and Investment Options

The Insurance Company

Athene Annuity & Life Assurance Company of New York is a life insurance company organized under the laws of New York. The statutory home office of the Company is 1 Blue Hill Plz Ste 1672, P.O. Box 1690, Pearl River, New York 10965. The telephone number of the Company is (800) 926-7599.

The Segment Options
The portion of a Purchase Payment allocated to an Index-Linked Segment Option is placed in the Separate Account, where it may be invested in debt securities and derivative instruments that hedge market risks associated with the Company’s contractual obligation to pay Segment Credits on the Segment End Date. You do not participate in the investment performance of the Separate Account; nor do you have any claim on the assets held in the Separate Account. The portion of a Purchase Payment allocated to the Fixed Segment Option is placed in the General Account, where it is invested in debt securities.

For a list of Index-Linked Segment Options and Fixed Segment Options that are currently available, please see Appendix A: Investment Options Available Under the Contract.

The Buffer Rates offered on available Index-Linked Segment Options are stated in your Contract Schedule. Available Index-Linked Segment Options will always include a Buffer Rate between 10% and 30%.
You may elect a Segment Option with a six-year Segment Term Period only during the first Contract

Year. The Performance Blend Segment Option is available only with a six-year Term Period. Six-year Segment Options are not available for renewal. Two-year Segment Options are not available for renewal after the first six Contract Years.

Fundamentals of the Point-to-Point Crediting Method
    The Point-to-Point Crediting Method is used on Point-to-Point Segment Options. A Segment Option using the Point-to-Point Crediting Method captures performance of the Reference Index from the Segment Start Date to the Segment End Date by measuring the percentage change in the value of the Reference Index between those dates (subject to the applicable Cap Rate and Participation Rate). The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Cap Rate and Participation Rate are established at the beginning of the Segment Term Period and do not change for the length of the Segment Term Period. For Segment Term Periods greater than one year, the Cap Rate and Participation Rate apply to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

    An Index-Linked Segment Option using the Point-to-Point Crediting Method will have the following crediting factors that determine the Segment Credit:
•Cap Rate - Maximum positive Index Change we will use in the calculation of the Segment Credit;
•Participation Rate - Percentage multiplied by a positive Index Change, subject to the Cap Rate, to calculate the Segment Credit;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Segment Value. A negative Segment Credit will apply for any negative Index Change in excess of the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Segment Value on a Segment End Date. For the Point-to-Point Crediting Method, a negative Segment Credit will apply for any negative Index Change in excess of the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. Any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Point-to-Point Crediting Method.

    The following grid describes how the Cap Rate, Participation Rate, and Buffer Rate will impact the Segment Credit for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to the Cap Rate	Cap Rate multiplied by the Participation Rate
Index Change over the Segment Term Period is less than the Cap Rate but greater than zero	Index Change multiplied by the Participation Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate(1)	Zero
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate(1)	Index Change plus Buffer Rate
(1) Buffer Rate is expressed as an Absolute (Positive) Amount

The following examples illustrate how we calculate Segment Credit percentages based on different levels of Index Change. All the examples assume no Withdrawals.

Example 2
The following examples illustrate how we calculate and credit interest under each index crediting methodology assuming hypothetical Index Returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals.
For the four scenarios below, assume the following:
•Cap Rate = 15%
•Participation Rate = 100%
•Segment Term Period = 1-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	2,500	25%	15% (= 15% x 100%)
2	2,000	2,100	5%	5% (= 5% x 100%)
3	2,000	1,900	-5%	0%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Example 3
    For the four scenarios below, assume the following:
•Cap Rate = 50%
•Participation Rate = 120%
•Segment Term Period = 6-Year
•Buffer Rate = 20%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	3,500	75%	60% (= 50% x 120%)
2	2,000	2,100	5%	6% (= 5% x 120%)
3	2,000	1,900	-5%	0%
4	2,000	1,500	-25%	-5% (= -25% + 20%)

Fundamentals of the Performance Blend Crediting Method
    The Performance Blend Crediting Method is used on Performance Blend Segment Options (only available with a six-year Segment Term Period). A Segment Option using the Performance Blend Crediting Method is determined based on Aggregate Index Change,, as measured from the Segment Start Date to the Segment End Date, and the applicable Cap Rate, Participation Rate, and Buffer Rate. This Crediting Method calculates an Aggregate Index Change using three underlying indices, rather than an Index Change based on a single underlying index.
Performance Blend Segment Options use a weighted average return of the S&P 500®, Russell 2000®, and MSCI EAFE indices. The return is calculated based on the relative performance of the underlying indices, with 50% of the Segment Credit being based on the index with the best performance (i.e. the largest positive or least negative Index Change) on the Segment End Date, 30% of the Segment Credit being based on the index with the next best performance (i.e. next best positive or negative Index Change) on the Segment End Date and 20% of the Segment Credit being based on the index with worst performance (i.e. the largest negative Index Change on the Segment End Date, or, if no index had a negative Index Change, the index with the smallest positive Index Change) on the Segment End Date. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Cap Rate and Participation Rate are established at the beginning of the Segment Term Period and do not change for the length of the Segment Term Period. The Cap Rate and Participation Rate apply to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.
    An Index-Linked Segment Option using the Performance Blend Crediting Method will have the following crediting factors that determine the Segment Credit:
•Cap Rate - Maximum positive Aggregate Index Change we will use in the calculation of the Segment Credit;
•Participation Rate - Percentage multiplied by a positive Aggregate Index Change, subject to the Cap Rate, to calculate the Segment Credit;
•Index Allocation Percentages - The percentages used to calculate the portion of Index Change from each index that will be used in the Aggregate Index Change;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Aggregate Index Change the Company will absorb before applying a negative Segment Credit to your Segment Value. A negative Segment Credit will apply for any Aggregate Index Change in excess of the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End

Date, used to calculate the Aggregate Index Change.
    The Buffer Rate establishes the amount of negative aggregate index performance that we will absorb before we apply a negative Segment Credit to the Segment Value on a Segment End Date. For the Performance Blend Crediting Method, a negative Segment Credit will apply for any negative Aggregate Index Change in excess of the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Aggregate Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. Any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Performance Blend Crediting Method.

    The following grid describes how the Cap Rate, Participation Rate, and Buffer Rate will impact the Segment Credit for this particular Crediting Method, depending on aggregate index performance of the three underlying indices:

Index Change	Segment Credit percentage (payoff profile)
Aggregate Index Change over the Segment Term Period is greater than or equal to the Cap Rate	Cap Rate multiplied by the Participation Rate
Aggregate Index Change over the Segment Term Period is less than the Cap Rate but greater than zero	Aggregate Index Change multiplied by the Participation Rate
Aggregate Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate(1)	Zero
Aggregate Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate(1)	Aggregate Index Change plus Buffer Rate
(1) Buffer Rate is expressed as an Absolute (Positive) Amount

Example 4
    For the four Performance Blend Segment Option scenarios below, assume the following:
•Cap Rate = 60%
•Participation Rate = 100%
•Index Allocation Percentage 1 = 50%
•Index Allocation Percentage 2 = 30%
•Index Allocation Percentage 3 = 20%
•Segment Term Period = 6-Year
•Buffer Rate = 10%

	Index X		Index Y		Index Z
Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Price on Segment Start Date	Index Price on Segment End Date	Index Price on Segment Start Date	Index Price on Segment End Date	Aggregate Index Change	Segment Credit percentage
1	70	105	1,500	2,475	2,000	3,500	67%(1)	60% (=60% x 100%)(2)
2	70	77	1,500	1,575	2,000	1,850	5%	5% (= 5% x 100%)
3	70	65.8	1,500	1,372.5	2,000	1,940	-5%	0%
4	70	58.8	1,500	1,050	2,000	1,600	-20%	-10% (= -20% + 10%)

(1)Index X had an individual Index Change of (105/70)-1 = 50%, Index Y had an individual Index Change of (2475/1500)-1 = 65%, and Index Z had an individual Index Change of (3500/2000)-1 = 75%. Therefore, Index Z was the best performing index and uses Index Allocation Percentage 1. Index Y was the second best performing index and uses Index Allocation Percentage 2. Index X was the third best performing index and uses Index Allocation Percentage 3. The Aggregate Index Change is equal to (75% x 50%) + (65% x 30%) + (50% x 20%) = 67%
(2)Because the Aggregate Index Change is positive and above the Cap Rate, the Segment Credit percentage is equal to the Cap Rate times the Participation Rate

Fundamentals of the Trigger Crediting Method
The Trigger Crediting Method is used on all Trigger Segment Options. A Segment Option using the Trigger Crediting Method credits the Trigger Rate if the percentage change in the value of the Reference Index from the Segment Start Date to the Segment End Date is greater than or equal to zero. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Trigger Rate is established at the beginning of the Segment Term Period and does not change for the length of the Segment Term Period. For Segment Term Periods greater than one year, the Trigger Rate applies to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

An Index-Linked Segment Option using the Trigger Crediting Method will have the following crediting factors that determine the Segment Credit:
•Trigger Rate - The positive rate used in the calculation of the Segment Credit if the Index Change is greater than or equal to zero;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Segment Value. A negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Segment Value on a Segment End Date. For the Trigger Crediting Method, a negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. Any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Trigger Crediting Method.

    The following grid describes how the Trigger Rate and Buffer Rate will impact the Segment Credit for the Trigger Segment Option for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to zero	Trigger Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate(1)	Zero
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate(1)	Index Change plus Buffer Rate
(1) Buffer Rate is expressed as an Absolute (Positive) Amount

The following examples illustrate how we calculate Segment Credit percentages based on different levels of Index Change. All the examples assume no Withdrawals.

Example 8
For the four scenarios below, assume the following:
•Trigger Rate = 13%
•Segment Term Period = 1-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	2,500	25%	13%
2	2,000	2,100	5%	13%
3	2,000	1,900	-5%	0%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Example 9
    For the four scenarios below, assume the following:
•Trigger Rate = 70%
•Segment Term Period = 6-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	3,500	75%	70%
2	2,000	2,100	5%	70%
3	2,000	1,900	-5%	0%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Fundamentals of the Dual Trigger Crediting Method
The Dual Trigger Crediting Method is used on all Dual Trigger Segment Options. A Segment Option using the Dual Trigger Crediting Method credits the Trigger Rate if the percentage change in the value of the Reference Index from the Segment Start Date to the Segment End Date is positive, zero, or negative but fully offset by the Buffer Rate. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Trigger Rate is established at the beginning of the Segment Term Period and does not change for the length of the Segment Term Period. For Segment Term Periods greater than one year, the Trigger Rate applies to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

An Index-Linked Segment Option using the Dual Trigger Crediting Method will have the following crediting factors that determine the Segment Credit:
•Trigger Rate - The positive rate used in the calculation of the Segment Credit if the Index Change is greater than or equal to zero or negative but fully offset by the Buffer Rate;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Segment Value. A negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Segment Value on a Segment End Date. For the Dual Trigger Crediting Method, a negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. Any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Dual Trigger Crediting Method.

    The following grid describes how the Trigger Rate and Buffer Rate will impact the Segment Credit for the Dual Trigger Segment Option for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to zero	Trigger Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate(1)	Trigger Rate
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate(1)	Index Change plus Buffer Rate
(1) Buffer Rate is expressed as an Absolute (Positive) Amount

The following examples illustrate how we calculate Segment Credit percentages based on different levels of Index Change. All the examples assume no Withdrawals.

Example 10
For the four scenarios below, assume the following:
•Trigger Rate = 11%
•Segment Term Period = 1-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	2,500	25%	11%
2	2,000	2,100	5%	11%
3	2,000	1,900	-5%	11%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Example 11
    For the four scenarios below, assume the following:
•Trigger Rate = 60%
•Segment Term Period = 6-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	3,500	75%	60%
2	2,000	2,100	5%	60%
3	2,000	1,900	-5%	60%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Fundamentals of the Dual Direction Crediting Method
The Dual Direction Crediting Method is used on all Dual Direction Segment Options. A Segment Option using the Dual Direction Crediting Method captures performance of the Reference Index from the Segment Start Date to the Segment End Date by measuring the percentage change in the value of the Reference Index between those dates (subject to the applicable Cap Rate, Participation Rate, and Downside Participation Rate). This Crediting Method provides for positive Segment Credits even when performance is negative but fully offset by the Buffer Rate. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Cap Rate, Participation Rate, and Downside Participation Rate are established at the beginning of the Segment Term Period and do not change for the length of the Segment Term Period. For Segment Term Periods greater than one year, the Cap Rate, Participation Rate, and Downside Participation Rate apply to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

    An Index-Linked Segment Option using the Dual Direction Crediting Method will have the following crediting factors that determine the Segment Credit:
•Cap Rate - Maximum positive Index Change we will use in the calculation of the Segment Credit;
•Participation Rate - Percentage multiplied by a positive Index Change, subject to the Cap Rate, to calculate the Segment Credit;
•Downside Participation Rate - Percentage multiplied by the absolute value of the Index Change, if the

Index Change is negative but fully offset by the Buffer Rate, to calculate the Segment Credit;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Segment Value. A negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Segment Value on a Segment End Date. For the Dual Direction Crediting Method, a negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. Any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Dual Direction Crediting Method.

    The following grid describes how the Cap Rate, Participation Rate, Downside Participation Rate, and Buffer Rate will impact the Segment Credit for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to the Cap Rate	Cap Rate multiplied by the Participation Rate
Index Change over the Segment Term Period is less than the Cap Rate but greater than zero	Index Change multiplied by the Participation Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate(1)	Absolute value of the Index Change multiplied by the Downside Participation Rate
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate(1)	Index Change plus Buffer Rate
(1) Buffer Rate is expressed as an Absolute (Positive) Amount

The following examples illustrate how we calculate Segment Credit percentages based on different levels of Index Change. All the examples assume no Withdrawals.

Example 12
For the four scenarios below, assume the following:
•Cap Rate = 75%
•Participation Rate = 140%
•Downside Participation Rate = Participation Rate
•Segment Term Period = 6-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	3,600	80%	105% (= 75% x 140%)
2	2,000	2,100	5%	7% (= 5% x 140%)
3	2,000	1,900	-5%	7% (=|-5| x 140%)
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Example 13
    For the four scenarios below, assume the following:
•Cap Rate = 50%
•Participation Rate = 120%
•Downside Participation Rate = Participation Rate
•Segment Term Period = 6-Year
•Buffer Rate = 20%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	3,500	75%	60% (= 50% x 120%)
2	2,000	2,100	5%	6% (= 5% x 120%)
3	2,000	1,900	-5%	6% (=|-5| x 120%)
4	2,000	1,500	-25%	-5% (= -25% + 20%)

Fundamentals of the Fixed Crediting Method
    The Fixed Crediting Method is used on the Fixed Segment Option. This Crediting Method guarantees the rate of interest that will be credited to the Segment Value daily within each Segment Term Period. The Annual Interest Rate is applied in a compounding fashion, based on a 365-day year. The Segment Credit to the Fixed Segment Option cannot be negative. The Fixed Segment Option will have the following Crediting Factors that determine the Segment Credit:
•Segment Term Period - Period of time over which the declared Annual Interest Rate is applicable; and
•Annual Interest Rate - Annualized rate of interest that will be credited daily to the Fixed Segment Option.

Example 14
    Assume the Annual Interest Rate for a 1-year Segment Term Period is 2%.
•The Segment Value on the Segment Start Date = $100,000; and
•The Segment Value halfway through the Segment Term Period = $100,000 x (1 + 0.02) ^ 0.5 = $100,995.05.
•The Segment Value at the end of the Segment Term Period = $100,000 x (1 + 0.02) ^1 = $102,000.00.

Cap Rate
    The Cap Rate establishes the maximum positive Index Change or Aggregate Index Change used to calculate Segment Credits for Index-Linked Segment Options before the Participation Rate is applied. The initial Cap Rate is guaranteed for the first Segment Term Period only. New Cap Rates will become effective on each Segment Start Date. The Cap Rate for each Point-to-Point and Performance Blend Segment Option is guaranteed never to be less than the minimum Cap Rate of 4% for new Segment Options with a 1-year Segment Term Period and 20% Buffer Rate, 5% for new Segment Options with a 1-year Segment Term Period and 10% Buffer Rate, 8% for new Segment Options with a 2-year Segment Term Period and 20% Buffer Rate, and 10% for new Segment Options with a 2-year Segment Term Period and 10% Buffer Rate. 6-year Segment Options are not renewable.

    For the initial Segment Term Period, we will determine the Cap Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term Period. The initial Segment Term Period Cap Rates are shown on the Contract Schedule. The Company will determine Cap Rates for Segment Options on new Contracts at our discretion, and publish them on our website, [www.athene.com/products/rila/amplify2].

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Cap Rate for each available Segment Option for the new Segment Term Period. The Cap Rate for a new Segment Term Period may be higher, lower or equal to the Cap Rate for the current Segment Term Period, but will not be less than the minimum Cap Rate. If the new Cap Rate is lower than your current Cap Rate, it will reduce your opportunity to receive a positive Segment Credit. You risk the possibility that the Cap Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Cap Rate or transferring your Segment Value to another available Segment Option. If the new Cap Rate is less than you find acceptable, you must give us Notice of any Transfer request no later than two Business Days prior to your next Segment Start Date. You may also request a Withdrawal of the Segment Value, subject to any applicable Interest Adjustment, Equity Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a Transfer request, or withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Cap Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not instruct us otherwise, in most circumstances your Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock” section for additional details.

Participation Rate
    The Participation Rate is a percentage that is multiplied by any positive Index Change or Aggregate Index Change after the application of the Cap Rate, to calculate the Segment Credit for Index-Linked Segment Options. If the Participation Rate is higher than 100%, this may result in a Segment Credit that exceeds the Cap Rate. The Participation Rate is never applied to a negative Index Change. The initial Participation Rate is guaranteed for the first Segment Term Period only. A new Participation Rate will become effective on each Segment Start Date. The Participation Rate for each Point-to-Point, Dual Direction, and Performance Blend Segment Option is guaranteed to never be less than the minimum Participation Rate of 100%.

    For the initial Segment Term Period, we will determine the Participation Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term Period. The initial Segment Term Period Participation Rates are shown on the Contract Schedule. The Company will determine Participation Rates for Segment Options on new Contracts at our discretion, and publish them on our website, [www.athene.com/products/rila/amplify2].

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Participation Rate for each available Segment Option for the new Segment Term Period. The Participation Rate for a new Segment Term Period may be higher, lower or equal to the Participation Rate for the current Segment Term Period, but will not be less than the minimum Participation Rate of 100%. If the new Participation Rate is lower than your current Participation Rate, it will reduce your opportunity to receive a positive Segment Credit. You risk the possibility that the Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Participation Rate or transferring your Segment Value to another available Segment Option. If the new Participation Rate is less than you find acceptable, you must give us Notice of your requested Transfer no later than two Business Days prior to your Segment Start Date. You may also request a Withdrawal of the Segment Value, subject to any applicable Interest Adjustment, Equity Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a Transfer request, or withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Participation Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not instruct us otherwise, in most circumstances your Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock” section for additional details.

Downside Participation Rate
    The Downside Participation Rate is a percentage used in Dual Direction Segment Options that is multiplied by the absolute value of the Index Change if the Index Change is negative but fully offset by the Buffer Rate, to calculate the Segment Credit. The initial Downside Participation Rate is guaranteed for the first Segment Term Period only. A new Downside Participation Rate will become effective on each Segment Start Date. The Downside Participation Rate for each Segment Option is guaranteed to never be less than the minimum Downside Participation Rate of 100%.

    For the initial Segment Term Period, we will determine the Downside Participation Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term Period. The initial Segment Term Period Downside Participation Rates are shown on the Contract Schedule. The Company will determine Downside Participation Rates for Segment Options on new Contracts at our discretion, and publish them on our website, [www.athene.com/products/rila/amplify2].

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Downside Participation Rate for each available Dual Direction Segment Option for the new Segment Term Period. The Downside Participation Rate for a new Segment Term Period may be higher, lower or equal to the Downside Participation Rate for the current Segment Term Period, but will not be less than the minimum Downside Participation Rate of 100%. If the new Downside Participation Rate is lower than your current Downside Participation Rate, it will reduce your opportunity to receive a positive Segment Credit. You risk the possibility that the Downside Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Downside Participation Rate or transferring your Segment Value to another available Segment Option. If the new Downside Participation Rate is less than you find acceptable, you must give us Notice of your requested Transfer no later than two Business Days prior to your Segment Start Date. You may also request a Withdrawal of the Segment Value, subject to any applicable Interest Adjustment, Equity Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a Transfer request, or withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Downside Participation Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not instruct us otherwise, in most circumstances your Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock” section for additional details.

Trigger Rate
The Trigger Rate establishes the positive rate to be used in the calculation of the Segment Credit for Trigger Segment Options and Dual Trigger Segment Options if the Index Change is greater than or equal to a threshold specified by the Crediting Method used by that Segment Option. The initial Trigger Rate is guaranteed for the first Segment Term Period only. New Trigger Rates will become effective on each Segment Start Date. For Trigger Segment Options and Dual Trigger Segment Options, the Trigger Rate is guaranteed never to be less than the minimum Trigger Rate of 4% for new Segment Options with 1-year Segment Term Period and a 20% Buffer Rate and 5% for new Segment Options with 1-year Segment Term Period and a 10% Buffer Rate. 6-year Segment

Options are not renewable.

    For the initial Segment Term Period, we will determine the Trigger Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term Period. The initial Segment Term Period Trigger Rates are shown on the Contract Schedule. The Company will determine Trigger Rates for Segment Options on new Contracts at our discretion, and publish them on our website, [www.athene.com/products/rila/amplify2].

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Trigger Rate for each available Segment Option for the new Segment Term Period. The Trigger Rate for a new Segment Term Period may be higher, lower or equal to the Trigger Rate for the current Segment Term Period, but will not be less than the minimum Trigger Rate. You risk the possibility that the Trigger Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Trigger Rate or transferring your Segment Value to another available Segment Option. If the new Trigger Rate is less than you find acceptable, you must give us Notice of any Transfer request no later than two Business Days prior to your next Segment Start Date. You may also request a Withdrawal of the Segment Value, subject to any applicable Interest Adjustment, Equity Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a Transfer request, or withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Trigger Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not instruct us otherwise, in most circumstances your Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock” section for additional details.

Annual Interest Rate
    The Annual Interest Rate is used in the calculation of Segment Credits for the Fixed Segment Option. It is the rate of interest that is credited to the Segment Value over the Segment Term Period. For the initial Segment Term Period, we will determine the Annual Interest Rate for the Fixed Segment Option based on the rate in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rate in effect on the Contract Date for the initial Segment Term Period. The initial Annual Interest Rate is guaranteed for the first Segment Term Period only and is shown on the Contract Schedule. A new Annual Interest Rate will become effective on each Segment Start Date. The Annual Interest Rate for the Fixed Segment Option is guaranteed to never be less than the minimum Annual Interest Rate shown on your Contract Schedule. The minimum Annual Interest Rate will not be less than 1.00%. The Company will determine the Annual Interest Rate for the Fixed Segment Option on new Contracts at our discretion, and publish it on our website, [www.athene.com/products/rila/amplify2].

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Annual Interest Rate for each available Segment Option for the new Segment Term Period. The Annual Interest Rate for a new Segment Term Period may be higher, lower, or equal to the Annual Interest Rate for the current Segment Term Period, but will never be less than the minimum Annual Interest Rate. You risk the possibility that the Annual Interest Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Annual Interest Rate, transferring your Segment Value to another available Segment Option, or withdrawing the Segment Value. Withdrawals will be subject to any applicable Interest Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If the new Annual Interest Rate is less than you find acceptable, you must give us Notice of a Transfer request no later than two Business Days prior to your Segment Start Date. If you do not inform us that you want to Transfer your Segment Value to another Segment Option or withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Annual Interest Rate, for the next Segment Term Period. If you exercise a Performance Lock for any Index-Linked Segment Option and do not instruct us otherwise, the Segment Value in the Fixed Segment Option will be re-allocated at the next

Segment End Date according to the provisions described under the “Performance Lock” section.

About The Indices

S&P 500® Price Return Index

The S&P 500® Price Return Index (ticker symbol: SPX) was established by Standard & Poor’s. The S&P 500® Price Return Index includes 500 leading companies in leading industries of the US economy, capturing 75% coverage of U.S. Equities. The S&P 500® Price Return Index does not include dividends declared by any of the companies included in this Index. For the applicable index disclosure, please see Appendix D - Index Disclosures.

The bar chart shown below provides the Index’s annual returns for the last 10 calendar years (or for the life of the Index if less than 10 years), as well as the Index returns after applying a hypothetical 5% Cap Rate and a hypothetical -10% Buffer Rate. The chart illustrates the variability of the returns from year to year and shows how hypothetical limits on Index gains and losses may affect these returns. Past performance is not necessarily an indication of future performance. The performance below is NOT the performance of any Index-Linked Option.

The performance below is NOT the performance of any Indexed-Linked Segment Option. Your performance under the Contract will differ, perhaps significantly. The performance below may reflect a different return calculation, time period, and limit on Index gains and losses than the Index-Linked Options, and does not reflect Contract fees and charges, including Withdrawal Charges and any negative Interim Value adjustments, which reduce performance.

S&P 500® Price Return Index[1]
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
ANNUAL RETURN
YEAR
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
-0.73%
0.00%
9.54%
5.00%
19.42%
5.00%
-6.24%
0.00%
28.88%
5.00%
16.26%
5.00%
26.89%
5.00%
-19.44%
-9.44%
24.23%
5.00%
23.31%
5.00%
SPX YoY Return
SPX YoY Return with 5% Cap and 10% Buffer

1This Index is a price return index, not a total return index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

Russell 2000® Price Return Index

The Russell 2000® Price Return Index (ticker symbol: RTY) was established by Russell Investments. The Russell 2000® Price Return Index measures the performance of the small-cap segment of the US equity universe. The Russell 2000® Price Return Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000® Price Return Index does not include dividends declared by any of the companies included in this index. For the applicable index disclosure, please see Appendix D - Index Disclosures.

Russell 2000® Price Return Index¹
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
-25.00%
ANNUAL RETURN
YEAR
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
-5.71%
0.00%
19.48%
5.00%
13.14%
5.00%
-12.18%
-2.18%
23.72%
5.00%
18.36%
5.00%
13.70%
5.00%
-21.56%
-11.56%
15.09%
5.00%
10.02%
5.00%
RTY YoY Return
RTY YoY Return with 5% Cap and 10% Buffer

1This Index is a price return index, not a total return index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

MSCI EAFE Price Return Index

The MSCI EAFE Price Return Index (ticker symbol: MXEA) is a free float-adjusted market capitalization index that is designed to measure the equity performance of developed markets, excluding the US and Canada. As of the date of this prospectus, the MSCI EAFE consists of securities from the following 21 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Price Return Index does not include dividends declared by any of the companies included in this Index. For the applicable index disclosure, please see Appendix D - Index Disclosures.

MSCI EAFE Price Return Index[1]
ANNUAL RETURN
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
2015
-3.30%
0.00%
2016
-1.88%
0.00%
2017
21.78%
5.00%
2018
-16.14%
-6.14%
2019
18.44%
5.00%
2020
5.43%
5.00%
2021
8.78%
5.00%
2022
-16.79%
-6.79%
2023
15.04%
5.00%
2024
1.14%
1.14%
YEAR
MXEA YoY Return
MXEA YoY Return with 5% Cap and 10% Buffer

1This Index is a price return index, not a total return index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

Nasdaq-100® Price Return Index

The Nasdaq-100® Price Return Index (ticker symbol: NDX) includes 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market based on market capitalization. The Nasdaq-100® Price Return Index does not include dividends declared by any of the companies included in this index. For the applicable index disclosure, please see Appendix D - Index Disclosures.

Nasdaq-100® Price Return Index¹
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
ANNUAL RETURN
8.43%
5.00%
5.89%
5.00%
31.52%
5.00%
-1.04%
0.00%
37.96%
5.00%
47.58%
5.00%
26.63%
5.00%
-32.97%
-22.97%
53.81%
5.00%
24.88%
5.00%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
YEAR
NDX YoY Return
NDX YoY Return with 5% Cap and 10% Buffer

1This Index is a price return index, not a total return index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

Segment Term Period
    The Segment Term Period for each Segment Option will be shown on the Contract Schedule. Segment Term Periods are one, two, or six years. Segment Options with six-year Segment Term Periods are not renewable. Upon expiration of each Segment Option with one and two-year Segment Term Periods, a new Segment Term Period will begin. Segment Options beyond the Withdrawal Charge Period will be limited to one-year Segment Term Periods. Please see the “Setting Your Segment Start Date and Segment End Date” section for further details.

Setting the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates
    The Company retains the right to change the current Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and Annual Interest Rate for each applicable Segment Option for each new Segment Term Period at its discretion, subject to the minimum Cap Rate, minimum Participation Rate, minimum Downside Participation Rate, minimum Trigger Rate, and minimum Annual Interest Rate for each Segment Option. The Company considers a number of factors when determining whether to make such a change, including, but not limited to, the following:
•Changes in derivative, equity, and/or fixed income instrument valuations;
•Increases in hedging costs that have an impact on the Company’s ability to offer the Contract;
•Derivative market changes that impact availability and structure of derivative instruments used to hedge market risk associated with the reference indices;
•Negative fixed income instrument default experience realized by the Company;
•Changes in Company and/or Contract cost structure due to regulatory or other business management concerns; and

•Unanticipated experience that varies from our actuarial assumptions.

    We manage the market risk associated with our obligation to provide Segment Credits for Index-Linked Segment Options in part by trading call and put options and other derivative instruments on the available indices. The costs of the call and put options and other derivative instruments vary based on market conditions, and we may adjust future Cap Rates, Participation Rates, Downside Participation Rates, and Trigger Rates based on these changes. You bear the risk that we may reduce the Cap Rate, Participation Rates, Downside Participation Rates, and Trigger Rates for future Segment Term Periods, which will reduce the amount of positive Segment Credit that you may receive. We determine the applicable Cap Rates, Participation Rates, Downside Participation Rates, and Trigger Rates for each Segment Option at our sole discretion. Rates offered on Segment Option renewals may be different from those offered to new investors.

    We also consider various factors in determining the Buffer Rates and Annual Interest Rates at the time we issue the Contract, including available investment returns, the cost of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends, and competitive factors. We determine the Buffer Rates and Annual Interest Rates at our sole discretion.

For each Index-Linked Segment Option available for investment, the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates we are currently offering on new Segment Term Periods for new or previously issued Contracts are available at the following website: [www.athene.com/products/rila/amplify2]. The rates posted on the website are incorporated by reference into this prospectus.

Transfers Between Segment Options by Request

    At least fifteen calendar days prior to the Segment End Date, we will Notify you of the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates applicable to available Segment Options for the next Segment Term Period. Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates offered at renewal may be different from the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates offered to new investors. If you want to transfer Segment Value to one or more Segment Option(s), you must Notify us at least two Business Days prior to the next Segment Start Date. Each Segment Option from which you transfer Contract Value must be at the end of a Segment Term Period. If you do not exercise a Performance Lock and you do not provide us Notice requesting a transfer or withdraw Segment Value on the Segment End Date, your Segment Value will remain in the same Segment Option(s), subject to the new Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates, as applicable. If you exercise a Performance Lock and do not instruct us otherwise, transfers between Segment Options at the next Segment End Date will function according to the provisions described under the “Performance Lock” section. Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates for the new Segment Term Period will not change from the date you receive the renewal letter to the next Segment Start Date.

    Segment Options with a six-year Segment Term Period are not renewable. If you do not request a transfer of the Segment Value of an expiring Segment Option with a six-year Segment Term Period, exercise a Performance Lock, or withdraw the Segment Value, we will allocate the Segment Value to its one-year counterpart, if available. Segment Options beyond the Withdrawal Charge Period will be limited to one-year Segment Term Periods. Segment Options with a two-year Segment Term Period expiring on or after the last day of the Withdrawal Charge Period will automatically transfer their Segment Value to their one-year counterpart, if available, at the end of the Segment Term Period, unless you instruct otherwise. For example, if you were allocated to the 2-year Point-to-Point Segment Option with a Buffer Rate of 10% and MSCI EAFE as the Reference Index at the end of the Withdrawal Charge Period, your Segment Value would be automatically transferred on the Segment End Date to the 1-year Point-to-Point Segment Option with a Buffer Rate of 10% and MSCI EAFE as the Reference Index, unless you instruct otherwise. If a one-year counterpart is not available, we will allocate the Segment Value to the Fixed Segment Option, unless you instruct otherwise.

For more details on default re-allocation rules, see Appendix A: Investment Options Available Under the Contract.

Discontinuation or Substitution of an Index
There is no guarantee that a Reference Index will be available for the entire term of your Contract.

    We have the right to discontinue or substitute an existing Reference Index for a comparable index if:
•Any Reference Index is discontinued, or
•There is a substantial change in the calculation of the Reference Index, resulting in significantly different values and performance.

    When we provide a substitute index, we will attempt to choose a new Reference Index that has a similar investment objective and risk profile to the original Reference Index. The selection criteria for a suitable alternative Reference Index include the following:
1.There is a sufficiently large market in exchange traded and/or over-the-counter options, futures, and similar derivative instruments based on the index to allow the Company to hedge Segment Credits;
2.The index is recognized as a broad-based index for the relevant market; and
3.The publisher of the index allows the Company to use the index in the Contract and other materials for a reasonable fee.
    If a Reference Index is discontinued during a Segment Term Period and a simlilar index is substituted, we will Notify you of the change, at your last known address on file with us, at least 30 days in advance of the substitution date. Any substituted index will also be incorporated within the Performance Blend Segment Option, if applicable. Any substituted index will be submitted for prior approval to the New York Department of Financial Services..

    Any change in Reference Index may affect the Segment Credit you earn. If we discontinue any Reference Index during a Segment Term Period and provide a similar Reference Index, Segment Credits will be determined as follows:
1.For all Index-Linked Segment Options, we will determine the Index Change for the Segment Term Period by: (i) multiplying together one plus the percentage change in the Index Price of the original Reference Index from the Segment Start Date until the date of the substitution and one plus the percentage change in the Index Price of the substituted Reference Index from the date of the substitution until the Segment End Date, (ii) subtracting one from the result , and then (ii) applying any applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and Buffer Rate that were established on the Segment Start Date to that sum. The substituted Index will be incorporated in the Performance Blend Segment Option, if applicable.
2.For all Index-Linked Segment Options, the resulting Segment Credit will be added to your Segment Value on the scheduled Segment End Date.

    When we provide a substitute index, we will attempt to choose a new index that has a similar investment objective and risk profile to the original Reference Index, but there is a risk that the performance of the new index may not be as good as the performance of the original Reference Index. As a result, funds allocated to the substituted index may earn a return that is lower than the return they would have earned if the index were not substituted. The substituted index will also be incorporated within the Performance Blend Segment Option, if applicable.

    The Segment Term Period and all applicable rates for the affected Segment Option, including the Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, Buffer Rate, and Index Allocation Percentages (for the Performance Blend Segment Option) will not change due to the substitution of a Reference Index during the Segment Term Period. As described in “The Segment Options” section, we may change the Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rates for any subsequent Segment Term Period, which would be communicated to you in advance.

    If we discontinue any Reference Index during a Segment Term Period and we provide a substitute index, the Segment Value will remain in the Segment Option with the substituted Reference Index on the Segment End Date unless you provide Notice of your election to transfer the Segment Value to a different Segment Option.

    You will have no right to reject the substitution of a Reference Index. If you are not satisfied with the available Reference Index options following a discontinued or substituted Reference Index, you may take a partial Withdrawal or surrender the Contract subject to any applicable Withdrawal Charges, Equity Adjustments, and Interest Adjustments. Transfers from the affected Segment Option to other available Segment Options on the Contract are not permitted until the scheduled Segment End Date.

Addition, Discontinuation, or Suspension of a Segment Option
    We may add, discontinue, or temporarily suspend the availability of any Index-Linked Segment Option at our discretion. When a change is made to an Index-Linked Segment Option, we will send you a notice describing the change. This change will take effect upon your contract as of the next available Segment Start Date for any allowable transfers into the affected Index-Linked Segment Options. If you have Segment Value in an Index-Linked Segment Option that is discontinued or suspended, the Segment Value will remain in that Index-Linked Segment Option until the end of that option’s Segment Term Period. After that, that Index-Linked Segment Option will no longer be available. If a Segment Option is no longer available, the Segment Value in that option will be automatically transferred to the Fixed Segment Option on the scheduled Segment End Date, unless you elect to have the Segment Value transferred to one or more of the available Segment Options by providing us notice as provided for in the Segment Value Transfers provision of the Contract. At least one Index-Linked Segment Option will always be available.

8. Charges and Adjustments
You will pay the following fees and charges when purchasing, owning, and taking a Withdrawal from the Contract. The deduction of fees and charges, and any applicable Equity Adjustments or Interest Adjustments may reduce the Cash Surrender Value below your Purchase Payment and previously credited Segment Credits, or below the protection provided by the Buffer Rate. An Interest Adjustment will apply if you take a Withdrawal that is subject to a Withdrawal Charge at any time during the first six Contract Years except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. An Equity Adjustment will apply if you take a Withdrawal from an Index-Linked Segment Option on any date other than a Segment End Date. Any resulting losses of principal and previously credited Segment Credits may be significant. It is possible to lose your entire investment.

Withdrawal Charges
    If, during the first six Contract Years, you surrender your Contract or make a partial Withdrawal from your Contract in excess of the Free Withdrawal amount, we will assess a Withdrawal Charge. The Withdrawal Charge offsets promotion and distribution expenses and investment risks born by the Company.

    The amount of the Withdrawal Charge depends on the length of time you have owned your Contract and the amount you withdraw. The Contract provides a Free Withdrawal privilege that allows you to withdraw 10% of your Contract Value as of the previous Segment Anniversary without incurring a Withdrawal Charge.

Contract Year	1	2	3	4	5	6	7+
Withdrawal Charge Rate	8%	8%	7%	6%	5%	4%	0%

    Please see the "”Surrenders and Withdrawals” section or Appendix B (“Segment Interim Value Examples”) for examples of how Withdrawal Charges may be calculated.

    For purposes of calculating the Withdrawal Charge, we treat the Contract Year in which we receive your Purchase Payment as “Contract Year 1”.

    We will deduct the Withdrawal Charge as a percentage of the Contract Value being withdrawn, excluding the Free Withdrawal amount, as applicable. The Withdrawal Charge will be calculated as the Contract Value associated with the Withdrawal multiplied by the applicable Withdrawal Charge Rate. Any applicable Interest Adjustment and Equity Adjustment will apply and may increase or decrease the amount paid to the Owner upon Withdrawal or surrender.

    On surrender, you will receive the Interim Value reduced by any applicable Withdrawal Charges. Free Withdrawal amounts will apply to surrenders, and a Withdrawal Charge will not apply to the Free Withdrawal amount.

    We will not assess the Withdrawal Charge on:
•Free Withdrawal amounts;
•Death Benefit proceeds;
•Partial Withdrawals taken as Required Minimum Distributions under the Internal Revenue Code (see the “Required Minimum Distribution” section);
•Withdrawals taken after the sixth Contract Year;
•A qualifying Withdrawal under the Confinement Waiver (see the “Confinement Waiver” section);
•A qualifying Withdrawal under the Terminal Illness Waiver (see the “Terminal Illness Waiver” section);
•The application of the Interim Value to a Settlement Option; or
•Payments during the Annuity Phase.

    During the Accumulation Phase, you are entitled to a Free Withdrawal amount each year. We also reserve the right to waive the Withdrawal Charge in certain circumstances. For information on Free Withdrawal amounts and Withdrawal Charge waivers, see the “Benefits Available Under the Contract” section. Any Free Withdrawal amount not used in a year may not be carried forward to a future year.

Withdrawals or surrenders may be subject to income tax and to an additional 10% federal tax penalty if made before the Owner is age 59½.

Interim Value Calculation
    Any Withdrawal will also be subject to an Interim Value calculation comprised of two components: an Interest Adjustment and an Equity Adjustment, each of which may increase or decrease your Withdrawal proceeds. An Interest Adjustment will apply if you take a Withdrawal on which a Withdrawal Charge applies at any time during the first six Contract Years, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. An Equity Adjustment will apply if you take a Withdrawal from an Index-Linked Segment Option on any date other than a Segment End Date. See the “Segment Interim Value” section for additional information about how Interim Values are calculated. Even if Segment Credits are positive, the deduction of fees and charges, including Withdrawal Charges, and any applicable Equity Adjustments or Interest Adjustments, may reduce your Cash Surrender Value below your Purchase Payment and previously credited Segment Credits, or below the protection provided by the Buffer Rate. The maximum potential loss due to Equity Adjustment and Interest Adjustment (as a percentage of Contract Value withdrawn from an Index-Linked Segment Option) is 100%.

We will calculate your Interim Value at the end of each Business Day and will publish the value on our customer portal (www.athene.com/MyAthene) on the following Business Day. We reserve the right to not publish the Interim Value for any reason we choose. You may also determine the Interim Value as of the previous Business Day by calling our Administrative Office. As the Interim Value is calculated at the end of the Business Day and values fluctuate daily, this means you won't be able to determine the Interim Value for the day in advance of any transactions you request that are impacted by it. Therefore, any portion of the Interim Value you capture may be higher or lower than it was at the point in time you requested your transaction.

Segment Interim Value
    The Interim Value calculation consists of two parts: an Interest Adjustment and an Equity Adjustment, which are calculated separately for each Segment Option to which you allocate Contract Value. An Interest Adjustment will apply if you take a Withdrawal on which a Withdrawal Charge applies from the Fixed Segment Option or an Index-Linked Segment Option at any time during the first six Contract Years except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. An Equity Adjustment will apply if you take a Withdrawal from an Index-Linked Segment Option on any date other than a Segment End Date. The Segment Interim Value is equal to the Segment Value adjusted for any applicable Interest Adjustment and Equity Adjustment.

    The purpose of the Interim Value calculation is to approximate changes in the market value of debt securities and derivative instruments supporting your Contract, which we sell to fund the Withdrawal. The Interest Adjustment, which may be positive or negative, is designed to approximate changes in the value of debt instruments based on changes in market interest rates and credit spreads. The Equity Adjustment, which also may be positive or negative, is designed to approximate the changes in the value of derivative instruments that hedge market risks associated with our contractual obligation to apply Segment Credits to Index-Linked Segment Options on the Segment End Date. The Withdrawal proceeds you receive will reflect positive or negative adjustments assessed by way of any applicable Interest Adjustment and Equity Adjustment as well as the deduction of any applicable Withdrawal Charge.

    On any day, the Segment Interim Value for an Index-Linked Segment Option is equal to A + B + C, where:
A.is the Segment Value on this date;
B.is any applicable Interest Adjustment on this date; and
C.is any applicable Equity Adjustment on this date.

    The Equity Adjustment is equal to zero on any Segment End Date.

    On any day, the Segment Interim Value for the Fixed Segment Option is equal to A + B, where:
A.is the Segment Value on this date; and
B.is any applicable Interest Adjustment on this date.

    For examples of how we calculate the Segment Interim Value, please see Appendix B (“Segment Interim Value Examples).

Interest Adjustment
    The Company invests in fixed income assets to support the value of the Segment Options. Upon any Withdrawal, including annuitization, death, partial Withdrawal, or surrender, the Company must sell a portion of these assets. The Interest Adjustment is a positive or negative adjustment that approximates the change in value of the fixed income assets that are sold to fund any distribution from the Contract. It is applied consistently across all Segment Options available in the Contract and does not relate specifically to any particular fixed income assets supporting the Contract. The Interest Adjustment applies only during the first six Contract Years and is equal to zero after the expiration of the Withdrawal Charge Period. The Interest Adjustment will only be applied to the portion of a surrender or Withdrawal that is subject to a Withdrawal Charge, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account, and will be calculated as a separate adjustment that is in addition to any applicable Withdrawal Charge.

    On any day, the total Interest Adjustment for any Segment Option equals (A x B) where:
A.is the portion of the Segment Value that is subject to a Withdrawal Charge on this date, immediately prior to any Withdrawal; and
B.is the Interest Adjustment Factor.

The Interest Adjustment Factor for any Index-Linked Segment Option equals (RN/12 -1) x (1 - C), where:
N is the number of complete months remaining before the Segment Term Period expires;
R is equal to (1 + A) / (1 + B), where:
A.is the Beginning Interest Adjustment index value; and
B.is the Closing Interest Adjustment index value; and
C is equal to D x (1 - E), where:
D.    is the value of certain derivative instruments on the Segment Start Date for the applicable Index-Linked Segment Option; and
E.    is the number of days elapsed from the Segment Start Date to the day we calculate the
Segment Interim Value, divided by the number of days in the Segment Term Period.
The Interest Adjustment Factor for any Fixed Segment Option equals the greater of (RN/12 -1) and [-(10% - C)], where:
N is the number of complete months remaining before the Segment Term Period expires;
and
R is equal to (1 + A) / (1 + B), where:
A.is the Beginning Interest Adjustment index value; and
B.is the Closing Interest Adjustment index value.
C. is equal to the applicable Withdrawal Charge rate for that Contract Year.
    The Interest Adjustment index is the 7 Year Point on the A Rated US Bloomberg Fair Value Curve, a bond index published by Bloomberg. The Beginning Interest Adjustment index value is equal to the closing yield of the Interest Adjustment index on the Segment Start Date. The Closing Interest Adjustment index value is equal to the closing yield of the Interest Adjustment index on the day we calculate the Segment Interim Value.

    If the closing yield of the Interest Adjustment index on the day the Interest Adjustment is calculated is greater than the closing yield of the index on the Segment Start Date, the Interest Adjustment will be negative and will decrease the Segment Interim Value. If the closing yield of the Interest Adjustment index on the day the Interest Adjustment is calculated is less than the than the closing yield of this index on the Segment Start Date, the Interest Adjustment will be positive and will increase the Segment Interim Value.

    You may obtain the daily yield of the Interest Adjustment index by contacting us. If a closing yield of the Interest Adjustment index is not available on any day for which a closing yield is needed, then the closing yield as of the first preceding Business Day for which a closing yield is available will be used.

    If the Interest Adjustment index is discontinued, we are unable for any reason to utilize it, or the calculation of these values are substantially changed, we may substitute another method of determining the values that will be used in the above calculation and will inform you of such change at your last known address on file with us. Any substitute index will be submitted for prior approval to the New York Department of Financial Services.

Equity Adjustment
    The Equity Adjustment is a positive or negative adjustment designed to approximate the change in market value of the derivative instruments that hedge risks associated with our obligation to apply Segment Credits to Index-Linked Segment Options. It does not relate to any particular derivative instrument(s) supporting the Contract. The adjustment accounts for the applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, Buffer Rate, and the Index Allocation Percentage for the Performance Blend Segment Option. Segment Options by using the Black-Scholes pricing model to track the value of a hypothetical set of derivatives on days other than a Segment End Date. The inputs used in the Black-Scholes method are consistent with market prices, and include relevant adjustments that reflect the estimated cost of entering the hypothetical derivative positions on the Segment Start Date and exiting the hypothetical derivative positions before the Segment End Date. These adjustments are often referred to as a “bid/offer spread,” and they will reduce the Segment Interim Value to reflect the transaction costs associated with trading derivative instruments. The Equity Adjustment Factor represents the difference between the value of the hypothetical derivatives on a given date before the Segment End Date and the value of the hypothetical derivatives on the Segment Start Date, adjusted for the number of days elapsed in the Segment Term Period. The Equity Adjustment may be negative even when the value of the Reference Index has increased or has declined less than the Buffer Rate for an Index-Linked Segment Option.

    On any Segment End Date, the Equity Adjustment will be equal to zero and will not result in any adjustment to a Withdrawal. You may avoid an Equity Adjustment by taking Withdrawals on a Segment End Date.

The total Equity Adjustment for any Index-Linked Segment Option equals (A x B) where:
A.is the Segment Value on this date, immediately prior to any Withdrawal; and
B.is the Equity Adjustment Factor applicable to that Segment Option.

    The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for Point-to-Point Segment Options:
•At-the-money call (ATM Call): This is an option to buy a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the index on the Segment Start Date;
•Out-of-the-money call (OTM Call): This is an option to buy a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the index on the Segment Start Date x (1 + Cap Rate);
•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the index on the Segment Start Date x (1 - Buffer Rate);

The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for the Trigger Segment Options:
•At-the-money binary call (ATM Binary Call): This is a binary call option with a strike price set to the price of the index on the Segment Start Date, and that required the buyer to receive a specified, fixed payout (equal to the Trigger Rate) on the next Segment End Date, provided that the value of the Reference Index at the end of the term is greater than or equal to the strike price; and
•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the index on the Segment Start Date x (1 - Buffer Rate).

The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for the Dual Trigger Segment Options:
•In-the-money binary call (ITM Binary Call): This is a binary call option with a strike price set to the price of the index on the Segment Start Date x (1 – Buffer Rate), and that required the buyer to receive a specified, fixed payout (equal to the Trigger Rate) on the next Segment End Date, provided that the value of the Reference Index at the end of the term is greater than or equal to the strike price; and

•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the index on the most recent Segment Start Date x (1 - Buffer Rate).

The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for the Dual Direction Segment Options:
•At-the-money call (ATM Call): This is an option to buy a position in the Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date; and
•Out-of-the-money call (OTM Call): This is an option to buy a position in the Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date x (1 + Cap Rate); and
•At-the-money put (ATM Put): This is an option to sell a position in the Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date;
•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the index on the most recent Segment Start Date x (1 - Buffer Rate). Note: Dual Direction Segments use two of these options; and
•Out-the-money binary put (OTM Binary Put): This is a binary put option with a strike price set to the price of the index on the Segment Start Date x (1 – Buffer Rate), and that required the seller to pay a specified, fixed payout (equal to the absolute value of the Buffer Rate) on the next Segment End Date, provided that the value of the Reference Index at the end of the term is less than the strike price.

    For Index-Linked Segment Options using the Point-to-Point and Performance Blend Crediting Methods, the value of the derivative instruments is equal to (ATM Call - OTM Call) x Participation Rate - OTM Put. For Trigger Segment Options, the value of the derivative instruments is equal to (Trigger Rate * ATM Binary Call) – OTM Put. For Dual Trigger Segment Options, the value of the derivative instruments is equal to (Trigger Rate x ITM Binary Call) – OTM Put. For Dual Direction Segment Options, the value of the derivative instruments is equal to (ATM Call – OTM Call) x Participation Rate + (ATM Put – OTM Put – (Buffer Rate x OTM Binary Put)) x Downside Participation Rate – OTM Put.

    For Point-to-Point Segment Options, Performance Blend Segment Options, and Dual Direction Segment Options, the hypothetical call options (ATM Call and OTM Call) are intended to value the potential for increases in the Reference Index up to the applicable Cap Rate. As shown in the formulas above, the resulting difference is multiplied by the applicable Participation Rate. For Trigger Segment Options and Dual Trigger Segment Options, the hypothetical call options (ATM Binary Call and ITM Binary Call) are intended to value the potential for changes in the Reference Index that are greater than or equal to a threshold specified by the Segment Option. For all Index-Linked Segment Options, except Dual Direction Segment Options, the hypothetical out-of-the-money put option (OTM Put) is intended to value the potential for decreases in the Reference Index in excess of the applicable Buffer Rate. For Dual Direction Segment Options, the ATM Put and one of the OTM Put options are intended to value the potential for decreases in the Reference Index fully offset by the applicable Buffer Rate. As shown in the formulas above, the resulting difference is multiplied by the applicable Downside Participation Rate. For Dual Direction Segment Options, the other OTM Put and the OTM Binary Put are intended to value the potential for decreases in the Reference Index not fully offset by the applicable Buffer Rate. As shown in the formulas above, the OTM Binary Put is multiplied by the applicable Downside Participation Rate prior to the OTM Put being subtracted.

    For any Index-Linked Segment Option, the Equity Adjustment Factor is equal to A - B x (1 - Y), where:
    A is the value of the derivative instruments on the day we calculate the Segment Interim Value;
B is the value of the derivative instruments on the Segment Start Date; and
    Y is the number of days elapsed from the Segment Start Date to the day we calculate the Segment
     Interim Value, divided by the number of the days in the Segment Term Period.

    The Performance Blend Segment Option requires additional steps to determine the Equity Adjustment Factor:
•For A and B defined above, the value of the derivative instruments for each of the underlying indices is calculated independently using the Black-Scholes Method.
•Weights are assigned based on the relative value of the derivative instruments across the underlying indices to produce an aggregate derivative instrument value for the Performance Blend Segment Option.
•50% weight is assigned to the index with the highest value of derivative instruments on the date in question;
•30% weight is assigned to the index with the second highest value of derivative instruments on the date in question; and
•20% weight is assigned to the index with the lowest value of derivative instruments on the date in question.

For an example of how we calculate the Equity Adjustment Factor for Point-to-Point Segment Options, Trigger Segment Options, Dual Trigger Segment Options, Dual Direction Segment Options, and the Performance Blend Segment Option, please see Appendix B (“Segment Interim Value Examples”).

The following Black-Scholes Method inputs are used in the calculation of the Equity Adjustment:
•Volatility - This input varies with the amount of time remaining in the Segment Term Period and the ratio of the strike price to the current price (referred to as the moneyness of the option) at the time of the calculation.
To derive a volatility input for each hypothetical option, we use daily quotes of implied volatility that we receive from independent third-parties. Implied volatility quotes are obtained for two at-the-money options with the closest maturity before and after the Segment End Date of your Segment Option, as well as for the two options with the same maturity as your Segment Option and with the closest moneyness value above and below the moneyness of each hypothetical option.

    We calculate the implied volatility input of each hypothetical option as follows:
1.Calculate the implied volatility of an option with the same moneyness as each hypothetical option, but with the closest maturity before the Segment End Date by linearly interpolating between:
a.An option with the closest maturity before the Segment End Date, but with the closest moneyness above the moneyness of each hypothetical option; and
b.An option with the closest maturity before the Segment End Date, but with the closest moneyness below the moneyness of each hypothetical option.
2.Calculate the implied volatility of an option with the same moneyness as each hypothetical option, but with the closest maturity after the Segment End Date by linearly interpolating between
a.An option with the closest maturity after the Segment End Date, but with the closest moneyness above the moneyness of each hypothetical option; and
b.An option with the closest maturity after the Segment End Date, but with the closest moneyness below the moneyness of each hypothetical option.
3.Calculate the implied volatility input for each hypothetical option by linearly interpolating between (1) and (2) above.

•Index Dividend Yield - On a daily basis we will receive the average annual dividend yield across the Reference Index for each Segment Option, as provided by an independent third-party.

•Swap Rate - We use key derivative swap rates provided by an independent third-party. Swap rates are obtained for maturities adjacent to the actual time remaining in the Segment Term Period at the time of the calculation. We use linear interpolation to derive the exact remaining duration rate needed as the input.

    The Company has selected service providers from which it obtains the implied volatility, dividend yield and swap rate inputs used in the Equity Adjustment calculation. If any of these inputs becomes unavailable, the Company, in its sole discretion, will select a new input for use in the calculation. In making this selection, the Company will endeavor to prevent any material impact on the calculation of the Equity Adjustment.

9. Benefits Available Under the Contract

Benefits Summary

The following table summarizes information about the benefits available under the Contract.

Standard Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Free Withdrawal	Provides for an amount that may be withdrawn each Contract Year without incurring Withdrawal Charges	None
•Only available during the Accumulation Phase.
•Withdrawals of Free Withdrawal amount may reflect an Equity Adjustment and/or an Interest Adjustment, which may be less than your initial investment, and taxes and tax penalties.
•Unused Free Withdrawal amounts not available in future years.

Required Minimum Distribution	Provides any Withdrawal considered an Required Minimum Distribution under Section 401(a)(9) to not be subject to Withdrawal Charges	None
•Withdrawals may reflect an Equity Adjustment and/or an Interest Adjustment, which may be less than your initial investment, and taxes and tax penalties.
•Required Minimum Distributions will incur a Withdrawal Charge if you previously took a Withdrawal in the same year to satisfy the required minimum distribution requirement under your Contract.

Performance Lock	Allows you to capture the Performance Lock Value during the Segment Term Period of an Index-Linked Segment Option prior to the Segment End Date.	None
•We will not provide advice on whether you should exercise the Performance Lock.
•You will not know the Performance Lock Value at the time you request the Performance Lock, and the Performance Lock Value could be lower than you expect.
•A Performance Lock must be exercised at least two Business Days before the Segment End Date and for the entire Segment Value.
•Once exercised for a particular Index-Linked Segment Option, a Lock is irrevocable for the Segment Term Period.
•The locked Index-Linked Segment Option will not receive Segment Credit on the Segment End Date; the Performance Lock Value will be transferred to the1-year Fixed Segment Option for the remainder of the Segment Term Period.

Death Benefit
During the Withdrawal Charge Period, upon death provides a Death Benefit payment equal to the greater of Interim Value or Purchase Payments (less less net proceeds from Withdrawals).

After the Withdrawal Charge Period, upon death provides a Death Benefit payment equal to Interim Value
None
•Only available during the Accumulation Phase.
•Calculation of Interim Value is subject to any applicable Equity Adjustment.
•Purchase Payment component is reduced by any net proceeds from prior Withdrawals.

Confinement Waiver	Waiver of Withdrawal Charges in the event of a confinement to a Qualified Care Facility	None
•Automatically included in Contract at issue.
•Only available during the Accumulation Phase.
•Only available after the first Contract Anniversary.
•Owner must be confined to a Qualified Care Facility as defined by the benefit for at least 60 days. Confinement must occur at least one year after the Contract Date.
•Confinement must be recommended by a Physician as defined in the Confinement Waiver section.
•Withdrawals under the benefit may be subject to any applicable Equity Adjustment, taxes and tax penalties. An Interest Adjustment will not apply.

Terminal Illness Waiver	Waiver of Withdrawal Charges in the event the Owner (or Annuitant if the Owner is not a natural person) is diagnosed with a Terminal Illness	None
•Automatically included in Contract at issue.
•Only available during the Accumulation Phase.
•Only available after the first Contract Anniversary.
•Owner must be diagnosed with a Terminal Illness by a Physician as defined in the Terminal Illness Waiver section.
•Initial diagnosis must occur at least one year after Contract Date.
•Withdrawal under benefit may be subject to Equity Adjustment, taxes and tax penalties. An Interest Adjustment will not apply,

Free Withdrawals
    A Free Withdrawal is a Withdrawal amount on which no Withdrawal Charge or Interest Adjustment applies. However, an Equity Adjustment will still apply.

Free Withdrawals are available beginning on the Initial Segment Start Date. The Free Withdrawal amount available in any Segment Year is equal to 10% of the Contract Value as of the previous Segment Anniversary. Any unused portion of the Free Withdrawal amount for a Segment Year cannot be carried over to the following Segment Year. If the amount of a partial Withdrawal in any Segment Year exceeds the Free Withdrawal amount for that Segment Year, the excess Withdrawal will be subject to any applicable Withdrawal Charge and Interest Adjustment.
    The Example below shows the effect of the Free Withdrawal amount on the remaining Segment Value and the proceeds paid to the Owner. This Example assumes a gross Withdrawal of $10,000 (the maximum Free Withdrawal amount) is requested.

Example 15 - Effect of a Free Withdrawal on the Net Withdrawal
Equity Adjustment Factor	-16.89%
Interest Adjustment Factor	2.77%
Contract Value on the previous Segment Anniversary	$100,000.00
Immediately Before Withdrawal
Segment Value	$100,000.00
Total Equity Adjustment	$(16,890.00)	[1]
Total Interest Adjustment	$2,493.00	[2]
Segment Interim Value	$85,603.00
Withdrawal
Withdrawal Amount	$10,000.00
Equity Adjustment attributable to the Withdrawal	$(1,689.00)	[3]
Interest Adjustment attributable to the Withdrawal	$—	[4]
Withdrawal Charge	$—
Net Withdrawal Amount paid to Owner	$8,311.00
Immediately After Withdrawal
Resulting Segment Value	$90,000.00

(1)    Total Equity Adjustment = 100,000 x -16.89% = (16,890.00)
(2)    Total Interest Adjustment = [100,000 - 10,000] x 2.77% = 2,493.00
(3)    Equity Adjustment attributable to Withdrawal = 10,000 x -16.89% = (1,689.00)
(4)    Interest Adjustment attributable to Withdrawal = [10,000 - 10,000] x 2.77% = 0.00

Required Minimum Distribution
    If your Contract is subject to minimum distribution requirements under Internal Revenue Code Section 401(a)(9), any Withdrawal of a minimum distribution required under Section 401(a)(9) with respect to the Contract (a “Required Minimum Distribution”), as calculated by us, will not be subject to Withdrawal Charges or an Interest Adjustment. Any Withdrawal made to satisfy required minimum distribution requirements will count towards your Free Withdrawal Amount and will be subject to an Equity Adjustment. Because all Required Minimum Distribution Withdrawals are subject to an Equity Adjustment, you may wish to take distributions from other assets to satisfy the Required Minimum Distribution associated with this Contract.
Required Minimum Distributions will incur a Withdrawal Charge and Interest Adjustment if you previously took a Withdrawal in the same Segment Year to satisfy the required minimum distribution requirement under your Contract. In this circumstance, you must wait until the next Segment Anniversary to take your Required Minimum Distribution without incurring a Withdrawal Charge or Interest Adjustment.

The Example below shows the effect of the Required Minimum Distribution on the Net Withdrawal amount. This Example assumes an annual Required Minimum Distribution of $12,000 is requested.

Example 16 - Effect of a Required Minimum Distribution on the Net Withdrawal
Equity Adjustment Factor	-16.89%
Interest Adjustment Factor	2.77%
Contract Value on the previous Segment Anniversary	$100,000.00
Immediately Before Withdrawal
Segment Value	$100,000.00
Total Equity Adjustment	$(16,890.00)	[1]
Total Interest Adjustment	$2,437.60	[2]
Segment Interim Value	$85,547.60
Withdrawal
Required Minimum Distribution	$12,000.00
Free Withdrawal Amount	$10,000.00
Equity Adjustment attributable to the Withdrawal	$(2,026.80)	[3]
Interest Adjustment attributable to the Withdrawal	$—	[4]
Withdrawal Charge	$—
Net Withdrawal Amount paid to Owner	$9,973.20
Immediately After Withdrawal
Remaining Free Withdrawal	$—
Resulting Segment Value	$88,000.00

(1)    Total Equity Adjustment = 100,000 x -16.89% = (16,890.00)
(2)    Total Interest Adjustment = [100,000 - 12,000] x 2.77% = 2,437.60
(3)    Equity Adjustment attributable to Withdrawal = 12,000 x -16.89% = (2,026.80)
(4)    Interest Adjustment attributable to Withdrawal = [12,000 - Max(12,000 , 10,000)] x 2.77% = 0.00

Performance Lock
The Performance Lock feature allows you to capture the Performance Lock Value of an Index-Linked Segment Option during the Segment Term Period. A Performance Lock may be exercised for any of the Index-Linked Segment Options to which funds are currently allocated.

You may exercise a Performance Lock for an Index-Linked Segment Option at any time during the Segment Term Period up to two Business Days prior to the end of the Segment Term Period. Only one Performance Lock may be exercised per Segment Term Period for each Index-Linked Segment Option. However, you may exercise a Performance Lock at different times for each Index-Linked Segment Option so long as you do so up to two Business Days prior to the end of the Segment Term Period for that Segment Option. A Performance Lock may not be applied retroactively and can only be exercised for the entire Segment Value. Partial Performance Locks of the Segment Value are not permitted.

Once you exercise a Performance Lock for a given Index-Linked Segment Option, it is irrevocable for that Segment Term Period. At the end of that Segment Term Period, you may choose to exercise a Performance Lock during the next Segment Term Period if funds are again allocated to an Index-Linked Segment Option.

When you exercise a Performance Lock, we will use the Performance Lock Value calculated at the end of the Business Day we receive your request in Good Order. As this value is calculated at the end of the Business Day, this means you won't be able to determine your Performance Lock Value in advance. Therefore, the Performance Lock Value you capture may be higher or lower than it was at the point in time you requested a Performance Lock.

Performance Lock requests will be permitted up to two Business Days prior to a Segment End Date. If we receive a request in Good Order on a non-Business Day or after close of a Business Day, the request will be deemed to be received on the next Business Day. For requests submitted in writing, we do not consider the request to be received until it arrives at our Administrative Office.

Once a Performance Lock is exercised, the locked Index-Linked Segment Option will not receive a Segment Credit on the Segment End Date. Instead, the Performance Lock Value for that Segment Option will be transferred on the Performance Lock Date to the one-year Fixed Segment Option, where it will accrue interest daily for the remainder of the one-year Fixed Segment Term Period. This means that the Segment Term Period for any Index-Linked Segment Option for which you exercise a Performance Lock will conclude at the end of the current one-year Fixed Segment Term Period, even if the original Segment End Date was later. Additionally, if you exercise a Performance Lock on a Segment Anniversary for a two-year or six-year Segment Option, your funds will remain in the Fixed Segment Option for a full year before being available for re-allocation. Following the transfer, the terms of the Fixed Segment Option (Segment Start Date, Segment End Date, and Annual Interest Rate) will match the existing terms for the current one-year Fixed Segment Term Period.

At the end of the one-year Fixed Segment Term Period, the Fixed Segment Value will automatically be re-allocated proportionately to each Index-Linked Segment Option for which you exercised a Performance Lock, unless you instruct otherwise. Subject to availability, a new Segment Term Period will begin at that time. Please note that six-year Segment Options are only available in the first Contract Year, and two-year Segment Options are only available during the first six Contract Years. The proportional mechanism is intended to re-allocate the Fixed Segment Value based on the relative amounts that were transferred to the Fixed Segment Option through the exercise of Performance Locks. If you would like different allocations for the next Segment Term Period, you may request to do so per the terms of the “Transfers Between Segment Options by Request” section. The proportional re-allocation is based on the following formula:

A x (B / (C + D)), where:

A.is the one-year Fixed Segment Option Segment Value on the Segment End Date;
B.is the Performance Lock Value for a given Index-Linked Segment Option on its Performance Lock Date;
C.is the existing one-year Fixed Segment Option Segment Value on the first Performance Lock Date during the current Segment Term Period (before the transfer of the Performance Lock Value); and
D.is the sum of the Performance Lock Values for each Index-Linked Segment Option that exercised a Performance Lock during the current Segment Term Period.

At the next Segment End Date (for the one-year Fixed Segment Option) following a Performance Lock, the resulting amount from this formula will be transferred to the same Index-Linked Segment Option for which the Performance Lock was exercised if the same Index-Linked Segment Option is available. If a Performance Lock was exercised for a two-year or six-year Segment Option that is no longer available, the resulting amount from this formula will be transferred to that Segment Option’s one-year counterpart. If a one-year counterpart is not available, the resulting amount from this formula will remain in the Fixed Segment Option unless you instruct otherwise. Additionally, unless you instruct otherwise, the resulting amount from A x (C / (C + D)) will remain in the Fixed Segment Option, which represents the funds that were originally in the Fixed Segment Option before funds from other Segment Options were transferred via Performance Lock. It is important to note that six-year Segment Options are only available in the first Contract Year. Exercising a Performance Lock on a six-year Segment Option means you will not have the ability to re-allocate to a six-year Segment Option. For examples of the transfer and re-allocation mechanics when a Performance Lock is exercised, please see Appendix C (“Performance Lock Examples”).

A Performance Lock can help eliminate uncertainty regarding future Reference Index performance and potentially limit the impact of a negative Segment Credit you would otherwise receive. It also allows you transfer the Segment Value out of an Index-Linked Segment Option before the Segment End Date. The disadvantage of exercising a Performance Lock is that the Reference Index could increase between the Performance Lock Date and the Segment End Date, and you will not participate in that increase. In addition, if you exercise a Performance Lock, you may receive less than the full protection of the Buffer compared to what you would have received if you waited for us to apply the Segment Credit on the Segment End Date.

We will not provide advice or notify you regarding whether you should exercise a Performance Lock or the optimal time for doing so. We will also not warn you if you exercise a Performance Lock at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to exercise a Performance Lock.

Death Benefit
If any Owner (or, if the Owner is a non-natural person, any Annuitant) dies prior to the Annuity Date, we will pay the Death Benefit to the Beneficiary. During the Withdrawal Charge Period, the Death Benefit is the greater of:
1.The Purchase Payment less net proceeds from prior Withdrawals; and
2.The Interim Value on the date of death. An Interest Adjustment will not be applied to the Interim Value used in the determination of the (See the “Charges and Adjustments” section for more information).

    Net proceeds from prior Withdrawals are equal to the Contract Value withdrawn after the application of Withdrawal Charges, Interest Adjustments, and Equity Adjustments. Withdrawal Charges and Interest Adjustments will not be applied in determining the Death Benefit payable to your Beneficiary.

    After the Withdrawal Charge Period, the Death Benefit will be the Interim Value on the date of death (See the “Charges and Adjustments” section for information on determining the Interim Value). If the Owner is a natural person and the Owner is changed or an additional Owner is added (or if the Owner is a non-natural person and the Annuitant is changed or an additional Annuitant is added), except through the continuation of the Contract as a surviving spouse as described below, the Death Benefit will be the Interim Value (excluding any Interest Adjustment) on the date of death.

    We will pay the Death Benefit within five (5) years of the death of the Owner. If the Contract is a Non-Qualified Contract, and if the Beneficiary is a natural person, such Beneficiary may elect for the Death Benefit to be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, provided the election is made in accordance with Internal Revenue Code section 72.

    Upon the death of any Joint Owner, where the surviving spouse is the surviving Joint Owner, the surviving Joint Owner will become the Beneficiary to whom the Death Benefit will be paid, and any other Beneficiary designation on record at the time of the death will be treated as a contingent Beneficiary.

    If the Beneficiary is the deceased Owner’s surviving spouse, the surviving spouse may elect to continue the Contract as the sole Owner in lieu of receiving the Death Benefit. The Death Benefit payable upon the death of a spouse who has continued the Contract will be based on the greater of the Purchase Payment less net proceeds from prior Withdrawals and the Interim Value on the continuing spouse’s date of death during the remainder of the Withdrawal Charge Period and will be based on the Interim Value on the continuing spouse’s date of death thereafter. This provision relating to the surviving spouse can only apply once, it cannot apply a second time if the surviving spouse elects to continue the Contract, remarries, and then dies.

    All elections must be made by submitting the appropriate paperwork to us in Good Order.

    If the Annuitant is not an Owner and dies prior to the Annuity Date, you may designate a new Annuitant, subject to our underwriting rules then in effect. If no designation is made within 30 days of death of the Annuitant, the younger of you or any Joint Owner will become the Annuitant.

    If the Owner is a non-natural person, then the death of the Annuitant will be treated as the death of the Owner and a new Annuitant may not be designated.

    Before we will pay the Death Benefit, we must receive proof of death at our Administrative Office in a form and manner satisfactory to us, which includes:
•Copy of death certificate while the Contract was in effect;
•Our claim form properly completed from each Beneficiary, as applicable; and
•Any other documents required by law.
    Some examples of how the Death Benefit works are noted below.

Example 17 - Death Benefit Calculation During Withdrawal Charge Period
Purchase Payment	$150,000.00
Prior Withdrawals	$50,000.00
Contract Value	$125,000.00
Equity Adjustment attributable to the Death Benefit	$(30,000.00)
Interim Value Used to Determine Death Benefit	$95,000.00	[1]
Death Benefit	$100,000.00	[2]

(1)    Interim Value = 125,000 - 30,000 = 95,000
(2)    Death Benefit = Max(150,000-50,000 , 95,000) = 100,000

Example 18 - Death Benefit Calculation After Withdrawal Charge Period
Purchase Payment	$150,000.00
Prior Withdrawals	$50,000.00
Contract Value	$125,000.00
Equity Adjustment attributable to the Death Benefit	$(30,000.00)
Interim Value Used to Determine Death Benefit	$95,000.00	[1]
Death Benefit	$95,000.00

(1)    Interim Value = 125,000-30,000 = 95,000

Confinement Waiver
    During the Accumulation Phase, after the first Contract Year and before the Death Benefit becomes payable under the Contract, we will waive the Withdrawal Charge on a requested Withdrawal (including a partial Withdrawal or full surrender) if the following requirements are met:
•any Owner (or, if the Owner is a non-natural person, any Annuitant), is confined to a Qualified Care Facility;
•confinement continues for at least sixty (60) consecutive days;
•confinement begins at least one year after the Contract Date;
•confinement is recommended in writing by a Physician who does not have an ownership interest in, and is not a W-2 employee of, the Qualified Care Facility, unless such an independent Physician cannot reasonably be accessed by the Owner or Annuitant (as applicable); and
•we receive the Withdrawal request and the Physician’s recommendation no later than ninety (90) days following the date the confinement has ceased.

    An Interest Adjustment will not apply, but any applicable Equity Adjustment will still apply.

    A “Qualified Care Facility” means a Convalescent Care Facility, Hospice Facility or Hospital as described below:
•Convalescent Care Facility means an institution which: (i) is licensed by the State as a convalescent nursing facility, a qualified nursing facility, a convalescent hospital, a convalescent unit of a Hospital, an intermediate care facility, or a custodial care facility; and (ii) is primarily engaged in providing, in addition to room and board accommodations, continuous nursing service by or under the supervision of a Physician or a licensed registered nurse (R.N.); and (iii) maintains a daily record of each patient which is available for our review; and (iv) administers a planned program of observation and treatment by a Physician which is in accordance with existing standards of medical practice for the confinement.
•Convalescent Care Facility does not include any facility, or any part of a facility, used primarily for: rest care, training or education of the Owner, or the treatment of alcoholism or chemical dependency. Examples of such excluded facilities include (but are not limited to): spas, retreats, and alcohol and drug rehabilitation clinics.
•Hospice Facility means an institution which provides a formal program of care for terminally ill patients whose life expectancy is less than 6 months, provided on an inpatient basis and directed by a Physician. It must be licensed, certified or registered in accordance with State law.
•Hospital means an institution which: (i) is licensed as a hospital and operated pursuant to law; and (ii) is primarily engaged in providing or operating (either on its premises or in facilities available to the hospital on a prearranged contractual basis and under the supervision of a staff of one or more duly licensed Physicians) diagnostic and surgery facilities for the medical care and treatment of injured and sick persons on an inpatient basis for which a charge is made; and (iii) provides 24-hour nursing service by or under the supervision of a licensed registered nurse (R.N.).
•Hospital does not include any facility, or any part of a facility, used primarily for: rest care, training or education, or the treatment of alcoholism or chemical dependency. Examples of such excluded facilities include (but are not limited to): spas, retreats, and alcohol and drug rehabilitation clinics.

    Physician for purposes of this provision means a doctor of medicine or osteopathy legally authorized to practice medicine by the State in which he/she performs such function. The Physician cannot be you, an Annuitant, a Beneficiary, or a member of your, an Annuitant’s, a Beneficiary’s immediate family, including a husband, wife, domestic partner, civil union partner, child, sibling, parent, grandparent, grandchild, cousin, aunt, uncle, niece, nephew and any of their Spouses, domestic partners or civil union partners. State for purposes of this provision means each state of the United States of America, as well as the District of Columbia, the Commonwealth of Puerto Rico, the Virgin Islands, Guam, and American Samoa.

    The Confinement Waiver terminates upon the change or addition of an Owner (or if the Owner is a non-natural person and the Annuitant is changed or an additional Annuitant is added), except through continuation of the Contract as a surviving spouse.

The Example below shows the effect of the Confinement Waiver on the Withdrawal. This Example assumes a Withdrawal of $12,000 is requested.

Example 19 - Effect of the Confinement Waiver on the Withdrawal
Contract Value on the previous Segment Anniversary	$100,000.00
Current Contract Value	$125,000.00
Free Withdrawal Amount	$10,000.00	[1]
Equity Adjustment attributable to the Withdrawal	$(750.00)
Requested Withdrawal	$12,000.00
Withdrawal Without Confinement Waiver
Interest Adjustment attributable to the Withdrawal	$125.00
Withdrawal Charge Percentage	7%
Withdrawal Charge	$140.00	[2]
Net Withdrawal Amount paid to Owner	$11,235.00	[3]
Withdrawal With Confinement Waiver
Net Withdrawal Amount paid to Owner	$11,250.00	[4]
Immediately After Withdrawal
Resulting Contract Value	$113,000.00	[5]

(1)    Free Withdrawal Amount = 100,000 * 10% = 10,000
(2)    Withdrawal Charge = (12,000 - 10,000) * 7% = 140
(3)    Net Withdrawal = 12,000 - 750 + 125 - 140 = 11,235
(4)    Net Withdrawal = 12,000 - 750 = 11,250
(5)    Resulting Contract Value = 125,000 - 12,000 = 113,000

Terminal Illness Waiver
    During the Accumulation Phase, after the first Contract Year and before the Death Benefit becomes payable, we will waive the Withdrawal Charge on a requested Withdrawal (including a partial Withdrawal or full surrender) if the following requirements are met:
•any Owner (or, if the Owner is a non-natural person, any Annuitant), is diagnosed with a Terminal Illness;
•the initial diagnosis occurs at least one year after the Contract Date; and
•the Withdrawal request is accompanied by a certification of Terminal Illness prepared by a Physician who has examined the ill Owner and is qualified to provide the certification.

    An Interest Adjustment will not apply, but any applicable Equity Adjustment will still apply.

    Terminal Illness means an illness that is expected to cause death within twelve (12) months.

    Physician for purposes of this provision means a doctor of medicine or osteopathy legally authorized to practice medicine by the State in which he/she performs such function. The Physician cannot be you, an Annuitant, a Beneficiary, or a member of your, an Annuitant’s, a Beneficiary’s immediate family, including a husband, wife, domestic partner, civil union partner, child, sibling, parent, grandparent, grandchild, cousin, aunt, uncle, niece, nephew and any of their Spouses, domestic partners or civil union partners. State for purposes of this provision means each state of the United States of America, as well as the District of Columbia, the Commonwealth of Puerto Rico, the Virgin Islands, Guam and American Samoa.

    The Terminal Illness waiver terminates upon the change or addition of an Owner (or if the Owner is a non-natural person and the Annuitant is changed or an additional Annuitant is added), except through continuation of the Contract as a surviving spouse.

The Example below shows the effect of the Terminal Illness Waiver on the Withdrawal. This Example assumes a Withdrawal of $12,000 is requested.

Example 20 - Effect of the Terminal Illness Waiver on the Withdrawal
Contract Value on the previous Segment Anniversary	$100,000.00
Current Contract Value	$125,000.00
Free Withdrawal Amount	$10,000.00	[1]
Equity Adjustment attributable to the Withdrawal	$(750.00)
Requested Withdrawal	$12,000.00
Withdrawal Without Terminal Illness Waiver
Interest Adjustment attributable to the Withdrawal	$125.00
Withdrawal Charge Percentage	7%
Withdrawal Charge	$140.00	[2]
Net Withdrawal Amount paid to Owner	$11,235.00	[3]
Withdrawal With Terminal Illness Waiver
Net Withdrawal Amount paid to Owner	$11,250.00	[4]
Immediately After Withdrawal
Resulting Contract Value	$113,000.00	[5]

(1)    Free Withdrawal Amount = 100,000 * 10% = 10,000
(2)    Withdrawal Charge = (12,000 - 10,000) * 7% = 140
(3)    Net Withdrawal = 12,000 - 750 + 125 - 140 = 11,235
(4)    Net Withdrawal = 12,000 - 750 = 11,250
(5)    Resulting Contract Value = 125,000 - 12,000 = 113,000

10. Surrenders and Withdrawals
During the Accumulation Phase before the Death Benefit becomes payable under the Contract, you may request a partial Withdrawal or surrender your Contract. The minimum Withdrawal you may request from your Contract at any time is $500. Any partial Withdrawal or surrender will be subject to an Equity Adjustment, and any partial Withdrawals in excess of the Free Withdrawal amount or any surrender during the first six Contract Years will also be subject to a Withdrawal Charge. Withdrawals in excess of the Free Withdrawal amount or any surrender during the first six Contract Years will also be subject to an Interest Adjustment except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. If you request a partial Withdrawal that causes your Contract Value to be less than $2,000, we will treat the request as a surrender of the Contract for the entire Contract Value.

    Proceeds payable on a partial Withdrawal or surrender may be reduced by any applicable Interest Adjustment, Equity Adjustment or Withdrawal Charge. The Interest Adjustment, which applies during the first six Contract Years, will be negative if the Interest Adjustment index has risen since your Contract Date. The Interest Adjustment will only be applied to the portion of a surrender or Withdrawal that is subject to a Withdrawal Charge except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. The Equity Adjustment, which applies to partial Withdrawals and surrenders from Index-Linked Segment Options before the Segment End Date, may be negative even when the value of the Reference Index has increased or declined less than the Buffer Rate. If the applicable Interest Adjustment and Equity Adjustment together are negative at the time of a Withdrawal, the reduction in the Contract Value as a result of the Withdrawal will be greater than the net proceeds you receive. During the first six Contract Years, the Withdrawal Charge will further reduce proceeds payable on a partial Withdrawal greater than the Free Withdrawal amount or on a surrender of the Contract.

    The calculation of the Interest Adjustment for Index-Linked Segment Options may differ due to the the length of the Segment Term Period and formula for Index-Linked Segment Options removing the amortized value of certain derivatives on the Segment Start Date. The calculation of the Equity Adjustment will differ between Segment Options depending on the length of the Segment Term Period and the time remaining in the Segment Term Period. These differences depend on current market conditions and cannot be known in advance. If you have allocated funds to multiple Segment Options, you should discuss with your Financial Professional before taking a Withdrawal to evaluate whether to take a Withdrawal from a particular Segment Option. Withdrawals or surrenders may also be subject to income tax and to an additional 10% federal penalty tax if made before the Owner is age 59½ (see the “Taxes” section for additional information). You should consult your tax advisor before taking a Withdrawal.

    To request a partial Withdrawal or surrender, you must submit written Notice in Good Order to our Administrative Office. You must provide the consent of all Owners and irrevocable Beneficiaries before we will process the Withdrawal request. Your Notice must specify the amount that is to be withdrawn, either as a total dollar amount or as a percentage of the Contract Value. Unless you direct otherwise, we will take the Withdrawal first from the Fixed Segment Option. To the extent there are not enough funds in the Fixed Segment Option to cover a partial Withdrawal, we will deduct the remaining balance from other Segment Options, beginning with Segment Options that have the shortest Segment Term Period. If you have multiple Segment Options with the same Segment Term Period, we will deduct the remaining balance pro rata across those Segment Options.

    Values are determined at the end of each Business Day. If we receive a written Notice in Good Order by 4:00 p.m. Eastern Time on a Business Day, the request will use the values calculated at the end of that Business Day. If we receive a written Notice in Good Order after 4:00 p.m. Eastern Time, the request will use the values calculated at the end of the next Business Day. You may request a partial Withdrawal or surrender up to 60 days in advance. For example, you may submit a written request for a partial Withdrawal or surrender on a Segment End Date up to 60 days before the Segment End Date. The value of any partial Withdrawal or surrender that is requested in advance will be calculated on the Business Day that the partial Withdrawal or surrender occurs. All partial Withdrawals and surrenders that occur on the same Business Day will be combined for the purpose of calculating Segment Interim Values.

    We may defer payment of any Withdrawals of any type from your contract for up to six months. Interest will be paid on any amount deferred for ten days or more, from the date the documentation necessary to complete the transaction is received by us at a rate at least equal to the rate required by the state of New York.

    The Example below shows the effect of a Withdrawal, the Equity Adjustment, and the Interest Adjustment on the remaining Segment Value and the proceeds paid to the Owner. This Example assumes a gross Withdrawal of $20,000 is requested.

Example 21 - Effect of a Withdrawal on the Segment Interim Value
Equity Adjustment Factor	-16.89%
Interest Adjustment Factor	2.77%
Contract Value on the previous Segment Anniversary	$100,000.00
Immediately Before Withdrawal
Segment Value	$100,000.00
Total Equity Adjustment	$(16,890.00)	[1]
Total Interest Adjustment	$2,493.00	[2]
Segment Interim Value	$85,603.00
Withdrawal
Withdrawal Amount	$20,000.00
Equity Adjustment attributable to the Withdrawal	$(3,378.00)	[3]
Interest Adjustment attributable to the Withdrawal	$277.00	[4]
Withdrawal Charge	$(800.00)	[5]
Net Withdrawal Amount paid to Owner	$16,099.00
Immediately After Withdrawal
Resulting Segment Value	$80,000.00

(1)    Total Equity Adjustment = 100,000 x -16.89% = (16,890.00)
(2)    Total Interest Adjustment = [100,000 - 10,000] x 2.77% = 2,493.00
(3)    Equity Adjustment attributable to Withdrawal = 20,000 x -16.89% = (3,378.00)
(4)    Interest Adjustment attributable to Withdrawal = [20,000 - 10,000] x 2.77% = 277.00
(5)    Assumes 8% Withdrawal Charge applies and that no other Withdrawals have occurred since the last Contract
Anniversary. 10% of the 100,000 may be taken without a Withdrawal Charge under the Free Withdrawal provision, so only the remaining 20,000 - 10,000 = 10,000 is charged.

11. Annuity Period

When you purchase the Contract, we will set the Annuity Date as the Contract Anniversary on or first following the later of the Annuitant attaining age 95 or the 10th Contract Anniversary. In the case of Joint Annuitants, the Annuity Date will be set based on the age of the older Joint Annuitant. You may select an earlier Annuity Date, which may be any time after the Contract Date, by Notice provided to us. The revised Annuity Date must be at least 10 days after our receipt of your Notice.

    Annuity Payments will commence on the Annuity Date if:
•All Owners are natural persons and all the Owners and at least one Annuitant are alive on the Annuity Date; or
•If any Owner is a non-natural person and all Annuitants are alive on the Annuity Date.

Election of Option
    On the Annuity Date, the Interim Value will be applied to provide Annuity Payments to you or a payee you designate in accordance with the applicable Settlement Option elected by the Owner. If no Settlement Option was elected, one of the following two payment provisions will apply:
•If there is one living Annuitant on the Annuity Date, the Interim Value will be applied to provide Annuity Payments for the longer of the lifetime of the Annuitant or five years; or
•If there are two living Joint Annuitants on the Annuity Date, the Interim Value will be applied to provide Annuity Payments in the same monthly amount for the longer of the lifetimes of both Joint Annuitants or five years.

    An election of a Settlement Option must be made in writing by the Owner prior to the Annuity Date and is irrevocable on or after the Annuity Date.

    Additionally, the Beneficiary of a Non-Qualified Contract may elect to receive the Death Benefit under one of the Settlement Options described below, subject to the satisfaction of section 72(s) of the Internal Revenue Code, as amended. Any election of a Settlement Option by a Beneficiary must be made in writing and is irrevocable on or after the date payments begin. For purposes of the Settlement Options below, the Beneficiary will be the Annuitant.

    The Interim Value on the Annuity Date is the basis for determining the amount of your Annuity Payments. An Interest Adjustment will not be applied to the Interim Value used in the determination of the Annuity Payments. You will not incur an Equity Adjustment if your Annuity Date is on a Segment End Date that is shared by all Segment Options to which you have allocated funds. You will incur an Equity Adjustment if your Annuity Date occurs when not all Segment Options to which you have allocated funds have reached a Segment End Date.

    A lump sum along with a Settlement Option may be elected. The amount applied under the Settlement Option must be at least $5,000.

    Payments made quarterly, semiannually or annually may be elected in lieu of monthly payments. Payments less than $100 will only be made annually.

Settlement Options
    No future payments under any option, except as provided by law, may be assigned or transferred.
    Option 1: Life Annuity
    Monthly payments will be made during the lifetime of the Annuitant. The monthly payments will cease on the death of the Annuitant. No payments will be due after the death of the Annuitant. If the Annuitant dies shortly after the Annuity Date, you or the payee you designate may receive less than your investment in the Contract. This means you or the payee you designate will receive no payments if the Annuitant dies before the first scheduled payment, will receive only one payment if the Annuitant dies before the second scheduled payment, and so on.

    Option 2: Life Annuity with Guaranteed Period

    Monthly payments will be made for the longer of the guaranteed period elected and the lifetime of the Annuitant. The guaranteed periods are 5, 10, 15 or 20 years, or any other period agreed upon in writing by us. After the guaranteed period, monthly payments will cease on the death of the Annuitant, and no payments will be due after the death of the Annuitant. If the Annuitant dies during the guaranteed period, payments will continue to be made to you or a payee you designate until the end of the guaranteed period.

    Option 3: Installment Refund Life Annuity

    Monthly payments will be made for the installment refund period and thereafter for the lifetime of the Annuitant. The installment refund period is the period required for the sum of the monthly payments to equal the total amount applied under this option. After the installment refund period, monthly payments will cease on the death of the Annuitant, and no payments will be due after the death of the Annuitant. If the Annuitant dies during the installment refund period, no payments will be due after the installment refund period.

    Option 4: Joint and Last Survivor Annuity

    Monthly payments will be made for the joint lifetime of two Annuitants and in an equal amount during the remaining lifetime of the survivor. Payments will cease on the death of the last survivor. No payments will be due after the death of the last survivor. Payments may also be made during the lifetime of the survivor in an amount equal to two-thirds or one-half of the payment made during the joint lifetime of the two persons. If both Annuitants die shortly after the Annuity Date, you or the payee you designate may receive less than your investment in the Contract. This means you or the payee you designate will receive no payments if the Annuitants die before the first scheduled payment, will receive only one payment if the Annuitants die before the second scheduled payment, and so on.

    Option 5: Fixed Period Annuity

    Monthly payments will be made for the fixed period elected. Payments will cease at the end of the fixed period and no further payments will be due. The fixed period that may be elected is any period from 5 to 30 years. However, fixed periods shorter than 10 years are only available as a Death Benefit Settlement Option.

    The options described above may not be offered in all states. We may offer other Settlement Options. If your Contract is a Qualified IRA annuity Contract or you purchase the Contract through an IRA Account, not all options may satisfy Required Minimum Distribution rules. Consult your tax advisor for more information.

    Annuity Payments will start on the Annuity Date and continue based on the Settlement Option you elect. If the Annuitant is not an Owner and dies prior to the Annuity Date, you may modify your Selected Settlement Option and designate a new Annuitant prior to the Annuity Date, subject to our underwriting rules then in effect. If no designation is made within 30 days of death of the Annuitant, the younger of you or any Joint Owner will become the Annuitant. The substituted Annuitant will be used to determine the payments for Option 1, Option 2, Option 3, and Option 4, if selected.

Death of Owner on or after the Annuity Date
    If any Owner dies on or after the Annuity Date and before the entire interest in the Contract has been distributed, any remaining interest in the Contract will be distributed under the method of distribution being used on the date of death and in the following order based on whomever is still alive: any payee you have named, a surviving Joint Owner, the last surviving Owner’s Beneficiaries, or to the last surviving Owner’s estate if no Beneficiaries have been named or if there are no surviving Beneficiaries. If the death of both Joint Owners occurs simultaneously and no Beneficiaries have been named or if there are no surviving Beneficiaries, the estates of both Joint Owners will be the Beneficiary in equal shares.

12. Principal Risks of Investing in the Contract
Your Contract has various risks associated with it. We list these risk factors below, as well as other important information you should know before purchasing a Contract.

Risk of Loss
    Amounts allocated to Index-Linked Segment Options will fluctuate in value based on the performance of the Reference Index. You may lose money, including your principal and previously credited Segment Credits. Such losses may be substantial, depending on the performance of the Reference Index and the Index-Linked Segment Options to which you allocate your Purchase Payment. Due to negative index performance, Segment Credits on Index-Linked Segment Options may be negative after application of the Buffer Rate, and you bear the portion of the loss that exceeds the Buffer Rate.

Potential for Significant Loss on Index-Linked Segment Options
    If there is a steep decline in the Reference Index, the risk of loss due to negative Segment Credits could be significant on an Index-Linked Segment Option. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Segment Credit percentage may be as low as -90%, which could lead to a substantial loss of principal and previously credited Segment Credits. Any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Such losses of principal and previously credited Segment Credits may be significant. It is possible to lose your entire investment. Please see “The Insurance Company and Investment Options” section for further details.

The risk of loss on the Performance Blend Segment Option may differ from other Point-to-Point Segment Options based on a single Reference Index because the Segment Credit applied on the Performance Blend Segment Option is based on the ranked and weighted performance of three indices, which may have different returns.

Index Performance Used to Calculate Segment Credits is Based Only on the Segment Start Date and Segment End Date
    The Index Change or Aggregate Index Change used in the determination of Segment Credits for Index-Linked Segment Options using the Point-to-Point Crediting Method, Performance Blend Crediting Method, Trigger Crediting Method, Dual Trigger Crediting Method, or Dual Direction Crediting Method reflects only the difference in the value of the Reference Index on the Segment Start Date and the Segment End Date. Therefore, the Segment Credit will be different than and could be significantly lower than the performance of the Reference Index at intermediate points during or through most of the Segment Term Period.

Withdrawal Increases Risk of Loss
    The risk of loss becomes greater if you take a Withdrawal or surrender the Contract. The Interest Adjustment, which applies during the first six Contract Years, will be negative if interest rates have risen since your Contract Date. The Interest Adjustment will only be applied to the portion of a surrender or Withdrawal that is subject to a Withdrawal Charge except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. The Equity Adjustment, which applies to Withdrawals and surrenders from Index-Linked Segment Options before the Segment End Date, may be negative even when the value of the Reference Index has increased or has declined less than the Buffer Rate. If the applicable Interest Adjustment and Equity Adjustment together are negative at the time of a Withdrawal, the reduction in the Contract Value as a result of the Withdrawal will be greater than the net proceeds you receive. If you request a specific amount as the net proceeds of a Withdrawal, we will determine the proportionate reduction in the Contract Value needed to achieve this result. This will also reduce your future growth potential because any subsequent positive Segment Credits will be lower due to the reduction in the Contract Value. During the first six Contract Years, the Withdrawal Charge will further reduce proceeds payable on a Withdrawal greater than the Free Withdrawal amount or on a surrender of the Contract.

Liquidity Risk
    We designed the Contract to be a long-term investment, which you can use to help build and provide income for retirement. As such, it is not suitable as a short-term investment vehicle. You may withdraw up to 10% of your Contract Value annually without incurring a Withdrawal Charge; however, this amount may still be subject to an Interest Adjustment and Equity Adjustment. An Interest Adjustment will apply if you take a Withdrawal on which a Withdrawal Charge applies at any time during the first six Contract Years, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. An Equity Adjustment will apply if you take a Withdrawal from an Index-Linked Segment Option on any date other than a Segment End Date.

    Segment Credits for Index-Linked Segment Options are credited to the Segment Value on the Segment End Date. The method we use to calculate Interim Value on Withdrawals taken from an Index-Linked Segment Option on any day other than a Segment End Date may result in an amount that is less than the amount you would receive if you waited until the Segment End Date to withdraw funds. Even if the performance of the Reference Index has been positive during the Segment Term Period, or losses are within the Buffer Rate for an Index-Linked Segment Option, the Interim Value adjustment may be negative until the Segment End Date.

Changes to Cap Rates, Participation Rates, Downside Participation Rates, Buffer Rates, Trigger Rates, and Annual Interest Rates
    The Buffer Rate on available Index-Linked Segment Options is stated in your Contract Schedule and will not change after the Issue Date. Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates may vary from one Segment Term Period to another. The Cap Rate or Trigger Rate may limit your participation in any increases in the underlying Reference Index associated with a Segment Option and could cause your returns to be lower than if you had invested in a mutual fund or exchange-traded fund designed to track the performance of the applicable Reference Index.

    We declare a Cap Rate for each new Segment Term Period for Point-to-Point, Dual Direction, and Performance Blend Segment Options. The Cap Rate for a new Segment Term Period may be higher, lower, or equal to the Cap Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Cap Rate declared for a new Segment Term Period will be lower than you would find acceptable.

    We declare a Participation Rate for each new Segment Term Period for for Point-to-Point, Dual Direction, and Performance Blend Segment Options. The Participation Rate for a new Segment Term Period may be higher, lower, or equal to the Participation Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable.

We declare a Downside Participation Rate for each new Segment Term Period for Dual Direction Segment Options. The Downside Participation Rate for a new Segment Term Period may be higher, lower, or equal to the Downside Participation Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Downside Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable.

We declare a Trigger Rate for each new Segment Term Period for Trigger Segment Options and Dual Trigger Segment Options. The Trigger Rate for a new Segment Term Period may be higher, lower, or equal to the Trigger Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Trigger Rate declared for a new Segment Term Period will be lower than you would find acceptable.

    We declare an Annual Interest Rate for each new Segment Term Period for the Fixed Segment Option. The Annual Interest Rate for a new Segment Term Period may be higher, lower, or equal to the Annual Interest Rate for the current Segment Term Period. If it is lower, it will reduce the amount of Segment Credit you will receive. You risk the possibility that the Annual Interest Rate declared for a new Segment Term Period will be lower than you would find acceptable.

Risks Associated with Performance Lock

If a Performance Lock is exercised:
•You will no longer participate in the performance of the Reference Index, whether positive or negative, for the remainder of the Segment Term Period for the locked Index-Linked Segment Option.
•You will not receive a Segment Credit for the locked Index-Linked Segment Option at the end of its current Segment Term Period. Instead, the Performance Lock Value for that Segment Option will be transferred on the Performance Lock Date to the one-year Fixed Segment Option and earn daily interest for the remainder of the current one-year Fixed Segment Term Period. The Annual Interest Rate for the Fixed Segment Option may be as low as 1.00%.
•It is irrevocable for the remainder of the Segment Term Period.
•We will lock-in the next calculated Performance Lock Value after we receive your request in Good Order. As this value is calculated at the end of the Business Day, this means you won't be able to determine your Performance Lock Value in advance. Therefore, your Performance Lock Value may be higher or lower than it was at the point in time you requested a Performance Lock.
•We will not provide advice or notify you regarding whether you should exercise a Performance Lock or the optimal time for doing so. We will also not warn you if you exercise a Performance Lock at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to exercise a Performance Lock.
•There may not be an optimal time to exercise a Performance Lock during a Segment Term Period. It may be better for you if you do not exercise a Performance Lock. It is impossible to know with certainty whether or not a Performance Lock should be exercised.
•If a Performance Lock is exercised when your Performance Lock Value has declined from the amount invested in the Segment Option on the Segment Start Date, you will lock in any loss and may receive less than the full protection of the Buffer. It is possible that you would have realized less of a loss or no loss if the Performance Lock had occurred at a later time, or if the Segment Option was not locked. Because the Performance Lock Value is based on the Equity Adjustment, the Performance Lock Value may be less than the Segment Value on the Segment Start Date even when the value of the Reference Index has increased or has declined by less than the Buffer Rate.
•Withdrawals from the one-year Fixed Segment Option do not receive an Equity Adjustment. Thus, any Withdrawals taken from the Fixed Segment Option after the exercise of a Performance Lock will also not receive an Equity Adjustment (though any applicable Interest Adjustment and Withdrawal Charges will still apply). Therefore, net proceeds from Withdrawals may be lower than they would have been if the Performance Lock had not been exercised and Withdrawals had been taken from an Index-Linked Segment Option.

Risks Associated with Indices
    Index-Linked Segment Options do not directly participate in the returns of the underlying securities of any Reference Index. Price return indices do not include dividends that may become payable on the underlying securities, and would have a higher Index Change if the dividends from the underlying securities were included.

    The historical performance of the indices does not guarantee future results. The S&P 500® Index, the Russell 2000® Index, the MSCI EAFE Index, and the Nasdaq-100® Index are each comprised of a collection of equity securities. For each index, the value of the component securities is subject to market risk, or the risk that market fluctuations may cause the value of the component securities to go up or down, sometimes rapidly and unpredictably. During periods of market stress, the component securities may move in the same direction, causing the index to go up or down rapidly and unpredictably. In addition, the value of the component securities may decline for reasons directly related to the issuers of the securities.

S&P 500® Price Return Index
    The S&P 500® Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, especially during periods of economic expansion. See the “The Insurance Company and Investment Options” section for more information.

Russell 2000® Price Return Index
    The Russell 2000® Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. See the “The Insurance Company and Investment Options” section for more information.

MSCI EAFE Price Return Index
    The MSCI EAFE Index is an equity index that captures large and mid-cap representation across developed markets around the world. The securities comprising the MSCI EAFE Price Return Index are subject to the risks related to investments in foreign markets (e.g. increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). In general, foreign markets may be less liquid, more volatile, and subject to less government supervision than domestic markets. See the “The Insurance Company and Investment Options” section for more information.

Nasdaq-100® Price Return Index
The Nasdaq-100® Index is comprised of equity securities of the largest U.S. and non-U.S. companies listed on The Nasdaq Stock Market, including companies across all major industry groups except the financial industry. To the extent that the Nasdaq-100® Index is comprised of securities issued by companies in a particular sector, that company’s securities may not perform as well as companies in other sectors or the market as a whole. For example, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. Also, any component securities issued by non-U.S. companies (including related depository receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). See “The Insurance Company and Investment Options” section for more information.

Elimination of Segment Options After the Withdrawal Charge Period
    Segment Options beyond the Withdrawal Charge Period will be limited to one-year Segment Term Periods. Segment Options with a two-year Segment Term Period expiring on or after the last day of the Withdrawal Charge Period will automatically transfer the Segment Value to the Segment Option’s one-year counterpart, if available, at the end of the Segment Term Period, unless you instruct otherwise. If a one-year counterpart is not available, we will allocate the Segment Value to the Fixed Segment Option, unless you instruct otherwise. Segment Options with a six-year Segment Term Period are available only during the first Contract Year. If you do not request a Transfer of the Segment Value of an expiring Segment Option with a six-year Segment Term Period, exercise a Performance Lock, or withdraw the Segment Value, we will allocate the Segment Value to its one-year counterpart, if available unless you instruct otherwise. If a one-year counterpart is not available for an expiring Segment Option, we will allocate the Segment Value to the Fixed Segment Option, unless you instruct otherwise.

Our Financial Strength and Claims-Paying Ability
    As an insurance company, we are required by state law to hold a specified amount of reserves in order to meet all contractual obligations of our General Account to Owners. We monitor our reserves so that we hold sufficient amounts to meet actual or expected Contract or claims payments. It is important to note, however, that there is no guarantee that we will always be able to meet our claims paying obligations and that there are risks to purchasing any insurance product. We encourage both existing and future Owners to read and understand our financial statements, prepared in accordance with accounting practices prescribed and permitted by the New York Department of Financial Services, which are included in the Statement of Additional Information.
    No Company other than Athene Annuity & Life Assurance Company of New York has any legal responsibility to pay amounts owed under the Contracts. You should look to the financial strength of the Company for its claims paying ability.

The General Account holds all our assets other than the assets of our Separate Accounts. The General Account assets support the guarantees under the Contracts as well as our other general obligations. Assets in the General Account are not segregated for the benefit of any particular Contract or obligation. General Account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as payment of salaries, rent and ordinary business expenses.

As an insurance company, we are required by state law to hold a specified amount of reserves in order to meet all our contractual obligations of our General Account to Contract Owners. We monitor our reserves so that we hold sufficient amounts to meet actual and expected Contract or claims payments. It is important to note, however, that there is no guarantee that we will always be able to meet our claims paying obligations and that there are risks to purchasing any insurance product. We encourage both existing and future Contract Owners to read and understand our financial statements, prepared in accordance with accounting practices prescribed and permitted by the New York Department of Financial Services, which are included in the Statement of Additional Information.

Reliance on Rule 12h-7

The Company relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.

Regulatory Protection
    The Company is not an investment company and is not registered as an investment company under the Investment Company Act of 1940. The protections provided to investors by that Act are not applicable to the Contract.

No Ownership of Underlying Securities
    Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the indices, nor is it equivalent to directly investing in such securities. Hence, you will not be investing in the Reference Index, in any stock included in the Reference Index, in a mutual fund or exchange-traded fund that tracks the Reference Index, or any underlying securities.

The Separate Account
    The Separate Account, in which we hold reserves for Index-Linked Segment Options we provide under the Contract, is established under New York law. The portion of the assets of the Separate Account equal to the reserves and other Contract liabilities with respect to the separate account will not be chargeable with liabilities arising out of any other business we conduct, provided that the portion of assets of the Separate Account not chargeable with liabilities arising out of any other business of the Company shall not exceed the following: (1) the assets purchased with Purchase Payments allocated to the Separate Account by purchasers of the Contract; minus (2) any benefits paid from such assets; minus (3) any charges taken from such assets under the terms of the Contracts; minus (4) any Owner initiated transfers of such assets out of the Separate Account; plus (5) the net investment returns earned on the net amount of such assets. Owners do not participate in the performance of assets held in the Separate Account and do not have any claim on such assets. The Separate Account is not registered under the Investment Company Act of 1940.

    We own the assets of the Separate Account, as well as any favorable investment performance on those assets. We are obligated to pay all money we owe under the Contract. If the assets in the Separate Account are insufficient to pay when due amounts guaranteed under the Contracts, the General Account may fund shortfalls in the Separate Account or guarantee the performance of such obligations by making such payments. Any excess in assets in the Separate Account over the amount which qualifies to be applied against the reserves and other liabilities under the Contract may be transferred to the General Account.

    General Account assets support guarantees under the Contract as well as our other general obligations. General Account assets are not segregated for the benefit of any particular Contract or obligation. We guarantee all benefits relating to your value in the Contract, regardless of whether assets supporting it are held in the Separate Account or our General Account. You should look to the financial strength of the Company for its claims-paying ability.

Cybersecurity and Business Continuity Risk
    Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information systems failure (e.g. hardware and software malfunctions) and cyberattacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service on our website, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyberattacks affecting us, the indices, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyberattacks may interfere with our processing of Contract transactions, including the processing of Transfer Requests, impact our ability to calculate Segment Values or Segment Interim Values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines, litigation, and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the underlying securities in which the indices invest, which may cause the indices in your Contract to lose value. We may not be able to anticipate, detect, repel or implement effective preventative measures against all such threats, particularly because the techniques used are constantly evolving and increasingly sophisticated.
All of these risks are also applicable where the Company relies on third-party suppliers to provide products and services to the Company’s customers. While the Company requires critical third party suppliers to implement and maintain effective cybersecurity and data protection measures, we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects that could result in a disruption to our information technology systems or third party information technology systems that support the Company's insurance products. Our ability to monitor these third parties’ information securities practices is limited, and these third party suppliers may not have adequate information security measures in place. In addition, if one of the Company’s third party suppliers suffers a security breach, which has happened in the past, the Company's ability to respond may be limited because we do not have direct access to the third party’s supplier’s systems, logs and other information related to the security breach.

    Other disruptive events, including but not limited to natural disasters and public health crises may adversely affect our ability to conduct business, including if our employees or employees of service providers are unable to perform their responsibilities as a result of such event. Cybersecurity breaches and other disruptions to our business can interfere with our processing Contract transactions, such as the processing of transfers between Segment Options on the Segment End Date, impact our ability to calculate the various components of Contract Value, cause the release of confidential information, or other operational issues.

Company Related Risk Factors

Risks Relating to Business Operations

The Company’s financial condition, results of operations, liquidity and cash flows depend on the accuracy of our management’s assumptions and estimates, and we could experience significant gains or losses if these assumptions and estimates differ significantly from actual results.

    The Company makes and relies on certain assumptions and estimates regarding many matters related to its business, including valuations, interest rates, investment returns, expenses and operating costs, tax assets and liabilities, tax rates, business mix, surrender activity, mortality and contingent liabilities. The Company also uses these assumptions and estimates to make decisions crucial to its business operations, including establishing pricing, target returns and expense structures for its products and pension group annuity transactions; determining the amount of reserves it is required to hold for its policy liabilities; determining the price it will pay to acquire or reinsure business; determining the hedging strategies we employ to manage risks to its business and operations; and determining the amount of regulatory and rating agency capital it must hold to support its business. The factors influencing these assumptions and estimates cannot be calculated or predicted with certainty, and if these assumptions and estimates differ significantly from actual outcomes and results, the Company’s financial condition, result of operations, liquidity and cash flows may be materially and adversely affected. Certain of the assumptions relevant to the Company's business are discussed in greater detail below.

•Insurance Products and Liabilities. Pricing of the Company’s annuity and other insurance products, whether issued by the Company or acquired through reinsurance or acquisitions, is based upon assumptions about persistency, mortality and the rates at which optional benefits under insurance products are elected. A factor which may affect persistency for some of the Company's products is the value of guaranteed minimum benefits. An increase in the value of guaranteed minimum benefits could result in the Company's policies remaining in force longer than we have estimated, which could adversely affect the Company's results of operations. This could be caused by extended periods of poor equity market performance and/or low interest rates, developments affecting customer perception and other factors outside the Company's control. Alternatively, the Company's persistency estimates could be negatively affected during periods of rising equity markets or interest rates or by other factors outside the Company's control, which could result in fewer policies remaining in force than estimated. Therefore, the Company's results will vary based on deviations from expected policyholder behavior.
If emerging or actual experience deviates from the Company’s assumptions, such deviations could have a significant effect on the Company's business, financial condition, results of operations, liquidity and cash flows. For example, a significant portion of the Company’s in-force and newly issued products contain riders that offer guaranteed lifetime income or death benefits. These riders expose the Company to mortality, longevity and policyholder behavior risks. If actual utilization of certain rider benefits is adverse when compared to the Company’s estimates used in setting its reserves for future policy benefits, these reserves may prove to be inadequate and the Company may be required to increase such reserves. More generally, deviations from the Company's pricing expectations could result in the Company earning less of a spread between the investment income earned on the Company's assets and the interest credited to such products and other costs incurred in servicing the products, or may require the Company to make more payments under certain products than it had projected.

•Determination of Fair Value. The Company holds securities, derivative instruments and other assets and liabilities that must be, or at the Company's election are, measured at fair value. Fair value represents the anticipated amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction. The determination of fair value involves the use of various assumptions and estimates, and considerable judgment may be required to estimate fair value. Accordingly, estimates of fair value are not necessarily indicative of the amounts that could be realized in a current or future market exchange. As such, changes in, or deviations from, the assumptions used in such valuations can significantly affect the Company’s financial condition and results of operations. During periods of market disruption, including periods of rapidly changing credit spreads or illiquidity, if trading becomes less frequent or market data becomes less observable, it has been and will likely continue to be difficult to value certain of the Company’s investments. Further, rapidly changing credit and equity market conditions could materially impact the valuation of investments as reported within the Company's financial statements, and the period-to-period changes in value could vary significantly. Even if the Company’s assumptions and valuations are accurate at the time that they are made, the market value of the Company’s investments could subsequently decline, which could materially and adversely impact the financial condition, results of operations or cash flows.
•Hedging Strategies. The Company uses, and may in the future use, derivatives and reinsurance contracts to hedge risks related to current or future changes in the fair value of its assets and liabilities; current or future changes in cash flows; changes in interest rates, equity markets and credit spreads; the occurrence of credit defaults; currency fluctuations; and changes in mortality and longevity. The Company uses equity derivatives to hedge the liabilities associated with its Fixed Indexed Annuities. The Company’s hedging strategies rely on assumptions and projections regarding the Company’s assets and liabilities, as well as general market factors and the creditworthiness of the Company’s counterparties, any or all of which may prove to be incorrect or inadequate. Accordingly, the Company’s hedging activities may not have the desired impact. The Company may also incur significant losses on hedging transactions.
•Financial Statements. The preparation of the consolidated financial statements of the Company requires management to make various estimates and assumptions that affect the amounts reported therein. These estimates include, but are not limited to, the fair value of investments, impairment of investments and valuation allowances, the valuation of derivatives, including embedded derivatives; future policy benefit and market risk benefit reserves; valuation allowances on deferred tax assets; and stock-based compensation. The assumptions and estimates required for these calculations involve judgment and by their nature are imprecise and subject to changes and revisions over time. Accordingly, the Company’s financial condition and results of operations may be adversely affected if actual results differ from assumptions or if assumptions are materially revised.

The Company relies significantly on third parties for various services, and the Company may be held responsible for obligations that arise from the acts or omissions of third parties under the third parties’ respective agreements with the Company if the third parties are deemed to have acted on the Company’s behalf.
The Company relies significantly on third parties to provide various services that are important to the Company’s business, including investment, distribution and administrative services. As such, the Company’s business may be affected by the performance of those parties. Additionally, the Company’s operations are dependent on various technologies, some of which are provided or maintained by certain key outsourcing partners and other parties.

Many of the Company’s products and services are sold through third-party intermediaries. In particular, the Company is reliant on such intermediaries to describe and explain these products and services to potential customers, and although the Company takes precautions to avoid this result, such intermediaries may be deemed to have acted on its behalf. If that occurs, the intentional or unintentional misrepresentation of the Company’s products and services in advertising materials or other external communications, or inappropriate activities by an intermediary or personnel employed by an intermediary could result in liability for the Company and have an adverse effect on its reputation and business prospects, as well as lead to potential regulatory actions or litigation involving or against the Company. In addition, the Company relies on third-party administrators (“TPAs”) to administer a portion of its annuity contracts. Some of the Company’s reinsurers also use TPAs to administer business which the Company reinsures to them. To the extent any of these TPAs do not administer such business appropriately, the Company has and may in the future experience customer complaints, regulatory intervention and other adverse impacts, which could affect its future growth and profitability. If any of these TPAs or their employees are found to have made material misrepresentations to the Company’s policyholders, violated applicable insurance, privacy or other laws and regulations or otherwise engaged in misconduct, the Company could be held liable for their actions and be subject to regulatory scrutiny, which could adversely affect the Company’s reputation, business prospects, financial condition, results of operations, liquidity and cash flows.

Additionally, past or future misconduct by the Company’s agents that distribute the Company's products or by employees of the Company's vendors could result in violations of law by the Company, regulatory sanctions and/or serious reputational or financial harm and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. Although the Company employs controls and procedures designed to monitor associates’ business decisions and to prevent the Company from taking excessive or inappropriate risks, associates may take such risks in circumvention of such controls and procedures.

Risk Relating to Market and Credit Risk

The Company is dependent on a reinsurance arrangement with AAIA.

      The Company has entered into a coinsurance funds withheld agreement (“FWH Agreement”) with AAIA. Pursuant to the FWH Agreement, the Company cedes to AAIA a 90% quota share of certain portions of its retail annuity business. The Company does not expect to cede to AAIA or any other affiliate any liabilities arising out of the Contract. Under the FWH Agreement, the Company transfers the reserves to AAIA and is required to establish a funds withheld account at the inception of the reinsurance relationship with assets equal to the gross statutory reserves corresponding to the ceded business (the “Reserves”). Payments on the liabilities ceded by the Company are made from the applicable funds withheld account when due. To the extent that the assets maintained in the funds withheld account are less than the corresponding Reserves, AAIA is required to transfer assets to the Company to be deposited into the applicable funds withheld account upon settlement. Should AAIA fail to make any such transfer, the Company’s ability to make payments on a ceded liability could be adversely affected. Due to the FWH Agreement, the amount of capital and surplus that the Company is required to maintain is less than what would be required if the insurance liabilities were not ceded to AAIA. Therefore, the Company may have fewer assets available to make payments under its insurance liabilities in the event of a default by AAIA., The Company remains primarily liable for the policies ceded to AAIA and may have fewer assets available to make payments under its insurance liabilities in the event of a default by AAIA. AAIA, on the one hand, and the Company, on the other hand, may agree to modify or terminate the FWH Agreement without the consent of policyholders, and such modification or termination may be detrimental to the interests of such policyholders and the Company’s ability to satisfy its financial obligations may be adversely affected.

Risks Relating to Liquidity and Regulatory Capital

As a financial services company, the Company is exposed to liquidity risk, which is the risk that the Company is unable to meet near-term obligations as they come due.

Liquidity risk is a manifestation of events that are driven by other risk types (e.g. market, policyholder behavior, operational). A liquidity shortfall may arise in the event of insufficient funding sources or an immediate and significant need for cash or collateral. In addition, it is possible that expected liquidity sources, such as the Company's credit facilities, may be unavailable or inadequate to satisfy the liquidity demands described below. In particular, the war between Russia and Ukraine, the conflict in the Middle East, and inflation (and the responses by the US Federal Reserve) continue to contribute to volatility in the financial markets and may restrict the liquidity sources available to the Company and further may result in an increase of the Company's liquidity demands. The Company has liquidity exposure through its collateral market exposure, asset liability mismatch, dependence on the financial markets for funding and funding commitments. If a material liquidity demand is triggered and the Company is unable to satisfy the demand with the sources of liquidity readily available to us, it may have a material adverse impact on the Company's business, financial condition, results of operations, liquidity and cash flows.

General Risk Factors

The Company may be the target or subject of, and may be required to defend against or respond to, litigation, regulatory investigations or enforcement actions.

The Company operates in an industry in which various practices are subject to potential litigation, including class actions, and regulatory scrutiny. The Company, like other financial services companies, are involved in litigation and arbitration in the ordinary course of business and may be the subject of regulatory proceedings (including investigations and enforcement actions). Plaintiffs may seek large or indeterminate amounts of damages in litigation and regulators may seek large fines in enforcement actions. Given the large or indeterminate amounts sometimes sought, and the inherent unpredictability of litigation and enforcement actions, it is possible that an unfavorable resolution of one or more matters could have a material and adverse effect on the Company’s business, financial condition, results of operations and cash flows. Even if we ultimately prevail in any litigation or receive positive results from investigations, the Company could incur material legal costs or its reputation could be materially adversely affected.

13. Taxes

This section provides a summary explanation of the tax ramifications of purchasing a Contract. More detailed information about product taxation can be obtained in a document, which is available by calling the toll-free telephone number at the back of this prospectus. We do not provide individual tax advice. You should contact your tax advisor to discuss your Contract’s effects on your personal tax situation.

Tax Status of the Contracts
    When you invest in an annuity Contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If you invest in an annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

    Required Distributions. In order to be treated as an annuity Contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner’s death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner’s death. These requirements will be considered satisfied as to any portion of an Owner’s interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner’s death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

    The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

    Other rules may apply to Qualified Contracts.

Taxation of Non-Qualified Contracts
    Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non- Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.

    Natural Persons. The following discussion generally applies to Contracts owned by natural persons.

    Withdrawals. When a Withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner’s investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. The account value immediately before a Withdrawal may have to be increased by any positive Interest and/or Equity Adjustments that result from a Withdrawal. There is, however, no definitive guidance on the proper tax treatment of Interest and/or Equity Adjustments, and you may want to discuss the potential tax consequences of an Interest and Equity Adjustments with your tax adviser. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract.

    Penalty Tax on Certain Withdrawals. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:
•made on or after the taxpayer reaches age 59½;
•made on or after the death of an Owner;
•attributable to the taxpayer’s becoming disabled; or
•made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

    Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

    Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity Contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

    Partial Annuitization. Under a new tax provision enacted in 2010, if part of an annuity Contract’s value is applied to an annuity option that provides payments for one or more lives or for a period of at least ten years, those payments may be taxed as Annuity Payments instead of Withdrawals. None of the payment options under the Contract is intended to qualify for this “partial annuitization” treatment and, if you apply only part of the value of the Contract to a payment option, we will treat those payments as Withdrawals for tax purposes.

    Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant (if the Owner is a non-natural person). Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.

    Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

    Withholding. Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

    Multiple Contracts. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includible in such Owner’s income when a taxable distribution occurs.

    Further Information. We believe that the Contracts will qualify as annuity Contracts for Federal income tax purposes and the above discussion is based on that assumption.

Taxation of Qualified Contracts

    The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract and its terms and conditions. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

    The Contract is available for purchase as an Individual Retirement Annuity or it may be purchased by an Individual Retirement Account for the benefit of the Underlying IRA Holder.

    Individual Retirement Annuities (IRAs), as defined in Section 408 of the Internal Revenue Code (the “Code”), permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59½, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

    Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

    Other Tax Issues. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your Contract, IRA Account or consult a tax advisor for more information about these distribution rules.

    Distributions from Qualified Contracts generally are subject to withholding for the Owner’s federal income tax liability. The withholding rate varies according to the type of distribution and the Owner’s tax status. The Owner will be provided the opportunity to elect not have tax withheld from distributions.

    In the case of a Withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the Contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the Contract” generally equals the amount of any non-deductible Purchase Payment paid by or on behalf of any individual. In many cases, the “investment in the Contract” under a Qualified Contract can be zero.

Federal Estate, Gift and Generation-Skipping Transfer Taxes
    While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning advisor for more information.

    Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity Contract is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

    The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax
    Distributions from non-qualified annuity policies will be considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

Definition of Spouse under Federal Law
    The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s Death Benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Annuity Purchases by Nonresident Aliens and Foreign Corporations
    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity Contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity Contract purchase.

1035 Exchanges
    Under Section 1035 of the Internal Revenue Code, you are permitted in most circumstances to directly transfer amongst annuities. If the transfer does not qualify as a 1035 exchange, you may be subject to federal income tax which does not preclude the potential for penalties. Both annuities and other tax qualified accounts, including this annuity Contract, may contain early Withdrawals provisions and therefore should be examined carefully. Please consult with your Financial Professional to discuss the costs and benefits. Please note that your Financial Professional will receive a commission if you replace your existing annuity with this annuity Contract.

Possible Tax Law Changes
    Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

    We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend the above discussion as tax advice.

14. Legal Proceedings
    The Company and its insurance subsidiaries are subject to litigation arising in the ordinary course of their business, including litigation principally relating to their insurance business. The Company cannot provide any assurance that its insurance coverage or that of its insurance subsidiaries will be adequate to cover all liabilities arising out of such claims. The outcomes of legal proceedings and claims brought against the Company or its insurance subsidiaries are subject to significant uncertainty. There is significant judgment required in assessing both the probability of an adverse outcome and the determination as to whether an exposure can be reasonably estimated. In management’s opinion, the ultimate disposition of any current legal proceedings or claims brought against the Company or its insurance subsidiaries will not have a material effect on the Company’s financial condition, results of operations or cash flows. Litigation is, however, inherently uncertain and an adverse outcome from such litigation could have a material effect on the operating results of a particular reporting period. In addition, from time to time, in the ordinary course of business and like others in the insurance and financial services industries, the Company and its insurance subsidiaries receive requests for information from government agencies in connection with such agencies’ regulatory or investigatory authority. Such requests can include financial or market conduct examinations, subpoenas or demand letters for documents to assist the government in audits or investigations. The Company and its insurance subsidiaries review such requests and notices and take appropriate action. The Company and its insurance subsidiaries have been subject to certain requests for information and investigations in the past and could be subject to them in the future.

15. Financial Statements
    The Financial Statements for the Company are incorporated by reference in the Statement of Additional Information. To receive a copy of the Statement of Additional Information free of charge, please contact us or your Financial Professional.

16. Other Information

Assignment
    To the extent allowed by applicable State law, we reserve the right to refuse our consent to any assignment at any time on a nondiscriminatory basis if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation. Unless otherwise restricted by Endorsement, you may request to assign or transfer your rights under the Contract by Notifying us. We will not be bound by an assignment until we acknowledge it. If your Contract is assigned, the assignment will take effect on the date the Notice was signed, subject to any action taken by us before receipt of the Notice. In addition, we shall not be liable for any tax consequences you may incur due to the assignment of your Contract.

Distribution
Athene Securities, a wholly owned subsidiary of Athene Holding Ltd. (Athene), serves as distributing underwriter for the Contracts. Athene Securities is registered as a broker-dealer with the SEC under the 1934 Act, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). Athene Securities is a member of the Securities Investors Protection Corporation. You may contact FINRA by calling 1-800-289-9999 or online at www.finra.org for information about Athene

Securities or your broker-dealer and their respective registered persons. An investor brochure that includes information describing FINRA is available both online and through the telephone number.

We have entered into an underwriting agreement with Athene Securities for the distribution of the Contracts. Athene Securities also may perform various administrative services on our behalf.

We may fund Athene Securities’ operating and other expenses, including overhead, legal and accounting fees, Financial Professional training, compensation for the Athene Securities management team, and other expenses associated with the Contracts. Financial Professionals associated with Athene Securities and their managers are also eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with Athene Securities. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items.

We offer Contracts on a continuous basis. Contracts are sold only by licensed Financial Professionals in those states where the Contracts may be lawfully sold. Athene Securities does not itself sell the Contracts on a retail basis. Rather, Athene Securities enters into selling agreements with unaffiliated broker-dealer firms (the “selling broker-dealers”) for the sale of the Contracts through those firms and their Financial Professionals. The Financial Professionals will be registered representatives of the selling broker-dealers that are registered as broker-dealers under the 1934 Act and members of FINRA.

Under the distribution agreement we pay selling commissions to Athene Securities, which Athene Securities re-allows to the selling broker-dealers. The amount and timing of commissions paid to selling broker dealers may vary depending on the selling agreements and the Contract sold but will not be more than 7% of the Purchase Payment. Some selling broker-dealers may elect to receive a smaller amount of commission at the time of the sale and an ongoing trail commission for as long as the Contract remains in effect or as agreed in the selling agreement. We may pay or allow other promotional incentives or payments to selling broker-dealers in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Financial Professionals who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to the selling broker-dealers in the form of commissions or other compensation, depending on the agreement between the selling broker-dealer and the Financial Professional. The Financial Professionals are also eligible for various cash benefits, such as bonuses, insurance benefits, and financing arrangements, and non-cash items. Non-cash items include conferences seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise, priority operations support, preferred programs, and other similar items. Sales of the Contracts may help Financial Professionals qualify for such benefits.

We may also pay compensation to wholesaling broker-dealers or other firms or intermediaries, including payments to affiliates of ours, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Financial Professionals of the selling broker-dealers. These allowances may be based on a percentage of the Purchase Payment.

In addition to the compensation described above, we may make additional cash payments, in certain circumstances referred to as “override” compensation, or reimbursements to selling broker-dealers and wholesaling broker-dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all broker-dealers, and the terms of any particular agreement governing the payments may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company’s products on the broker-dealers’ preferred or recommended list, increased access to the selling broker-dealers’ registered representatives for purposes of promoting sales of our products, assistance in training and education of the Financial Professionals, and opportunities for us to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular broker-dealer’s actual or expected aggregate sales of our index-linked annuity Contracts (including the

Contract) and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Financial Professional.

A portion of the payments made to selling firms may be passed to their Financial Professionals. Financial Professionals may receive cash and non-cash compensation and other benefits. Ask your Financial Professional for further information about what they and their firm may receive in connection with your purchase of a Contract.

Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup commission and other expenses through fees and charges deducted under the Contract.

Owner Questions
    The obligations to the Owner under the Contracts are ours. Please direct your questions and concerns to us at our Administrative Office.

State Regulation
    As a life insurance company organized and operated under the laws of the State of New York, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance. Our books and accounts are subject to review and examination by the New York Department of Financial Services.

Evidence of Death, Age, Gender, or Survival
    We may require proof of the age, gender, death, or survival of any person or persons before acting on any applicable Contract provision.

Legal Matters
[To be added by pre-effective amendment.]

Statements
    Account Statements will be provided to you periodically, but not less frequently than annually by us, your IRA custodian, or a designated third party.

Appendix A: Investment Options Available Under the Contract

Index-Linked Segment Options

The following is a list of Index-Linked Segment Options currently available under the Contract. We may change the features of the Index-Linked Segment Options (including the Index, the current Cap Rate, the current Participation Rate, the current Downside Participation Rate, and the current Trigger Rate), offer new Index-Linked Segment Options and terminate existing Index-Linked Segment Options. We will provide you with written notice before making any changes other than changes to current Cap Rates, Trigger Rates, Participation Rates, and Downside Participation Rate. Information about current Cap Rates, Trigger Rates, Participation Rates, and Downside Participation Rates are available at www.athene.com/amplify2-rates.

Note: Amounts withdrawn from an Index-Linked Segment Option before the Segment End Date will be subject to an Equity Adjustment; amounts withdrawn from any Segment Option during the first six Contract Years that is subject to a withdrawal charge will also be subject to an Interest Adjustment except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. These adjustments may result in a significant reduction of your Contract Value that could exceed any protection from Index loss that would be in place if you waited until the end of the Segment Term Period.

See Index-Linked Segment Options of the prospectus for a description of the Index-Linked Segment Option features and Charges and Adjustments of the prospectus for more information about the Equity Adjustment and the Interest Adjustment.

Index[1]	Type of Index	Segment Term Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of Segment Term Period)	Minimum Limit on Index Gain (for the life of the Index-Linked Segment Option)
S&P 500® (SPX)	Market Index	1-Year	Point-to-Point	20% Buffer Rate	4% Cap Rate
S&P 500® (SPX)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	5% Cap Rate
Nasdaq-100® (NDX)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	5% Cap Rate
Russell 2000® (RTY)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	5% Cap Rate
MSCI EAFE (MXEA)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	5% Cap Rate

S&P 500® (SPX)	Market Index	1-Year	Trigger	10% Buffer Rate	5.00% Trigger Rate
S&P 500® (SPX)	Market Index	1-Year	Dual Trigger	10% Buffer Rate	5.00% Trigger Rate
S&P 500® (SPX)	Market Index	2-Year	Point-to-Point	20% Buffer Rate	8% Cap Rate
S&P 500® (SPX)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	10% Cap Rate
Nasdaq-100® (NDX)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	10% Cap Rate
Russell 2000® Index	Market Index	2-Year	Point-to-Point	10% Buffer Rate	10% Cap Rate
MSCI EAFE (MXEA)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	10% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	30% Buffer Rate	18% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	20% Buffer Rate	24% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	10% Buffer Rate	30% Cap Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	10% Buffer Rate	30% Cap Rate
S&P 500® (SPX), Russell 2000® (RTY), MSCI EAFE (MXEA)	Blended Market Index	6-Year	Performance Blend	10% Buffer Rate	30% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Direction	20% Buffer Rate	24% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Trigger	30% Buffer Rate	18% Trigger Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Trigger	20% Buffer Rate	24% Trigger Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Trigger	10% Buffer Rate	30% Trigger Rate

(1)    Each Index is a price return index and therefore does not reflect dividends paid on the securities composing     the Index. This will reduce the Index Change and may cause the Index to underperform a direct investment in the securities composing the Index.

The Buffer Rate for each Index-Linked Segment Option is guaranteed not to change for the life of the Contract. We guarantee that the minimum Cap Rate will be at least 4% for new Segment Options with a 1-year Segment Term Period and 20% Buffer Rate, 5% for new Segment Options with a 1-year Segment Term

Period and 10% Buffer Rate, 8% for new Segment Options with a 2-year Segment Term Period and 20% Buffer Rate, and 10% for new Segment Options with a 2-year Segment Term Period and 10% Buffer Rate, respectively, and that the minimum Participation Rate will be at least 100%. We guarantee the minimum Trigger Rate will be at least 4% for new Segment Options with 1-year Segment Term Period and a 20% Buffer Rate and 5% for new Segment Options with 1-year Segment Term Period and a 10% Buffer Rate. We reserve the right to offer Index-Linked Segment Options with different types of limits on Index gains.

Fixed Segment Option

The following is the Fixed Segment Option currently available under the Contract. We may change the features of the Fixed Segment Option listed below, offer a new Fixed Segment Option and terminate existing Fixed Segment Option. We will provide you with written notice before doing so. At least one Fixed Segment Option will always be available.

See Fundamentals of the Fixed Crediting Method section of the prospectus for a description of the Fixed Segment Option features.

Name	Segment Term Period	Minimum Annual Interest Rate
Fixed Segment Option	1-Year	1.00%

Default Re-allocation Rules
The below table shows, for each Segment Option, the default Segment Option to which funds will be re-allocated to after the Withdrawal Charge Period.

Initial Segment Option	Default Re-Allocation after Withdrawal Charge Period
1-Yr Point-to-Point Buffer (SPX) - 20% Buffer	1-Yr Point-to-Point Buffer (SPX) - 20% Buffer
1-Yr Point-to-Point Buffer (SPX) -10% Buffer	1-Yr Point-to-Point Buffer (SPX) -10% Buffer
1-Yr Point-to-Point Buffer (NDX)	1-Yr Point-to-Point Buffer (NDX)
1-Yr Point-to-Point Buffer (RTY)	1-Yr Point-to-Point Buffer (RTY)
1-Yr Trigger Buffer (SPX)	1-Yr Trigger Buffer (SPX)
1-Yr Dual Trigger Buffer (SPX) - 10% Buffer	1-Yr Dual Trigger Buffer (SPX) - 10% Buffer
1-Yr Point-to-Point Buffer (MXEA)	1-Yr Point-to-Point Buffer (MXEA)
2-Yr Point-to-Point Buffer (SPX) - 20% Buffer	1-Yr Point-to-Point Buffer (SPX) - 20% Buffer
2-Yr Point-to-Point Buffer (SPX) - 10% Buffer	1-Yr Point-to-Point Buffer (SPX) - 10% Buffer
2-Yr Point-to-Point Buffer (NDX)	1-Yr Point-to-Point Buffer (NDX)
2-Yr Point-to-Point Buffer (RTY)	1-Yr Point-to-Point Buffer (RTY)
2-Yr Point-to-Point Buffer (MXEA)	1-Yr Point-to-Point Buffer (MXEA)
6-Yr Point-to-Point Buffer (SPX) - 30% Buffer	1-Yr Point-to-Point Buffer (SPX) - 20% Buffer
6-Yr Dual Trigger Buffer (SPX) - 30% Buffer	1-Yr Dual Trigger Buffer (SPX) - 10% Buffer
6-Yr Point-to-Point Buffer (SPX) - 20% Buffer	1-Yr Point-to-Point Buffer (SPX) - 20% Buffer
6-Yr Dual Direction Buffer (SPX) - 20% Buffer	Fixed
6-Yr Dual Trigger Buffer (SPX) - 20% Buffer	1-Yr Dual Trigger Buffer (SPX) - 10% Buffer
6-Yr Point-to-Point Buffer (SPX) - 10% Buffer	1-Yr Point-to-Point Buffer (SPX) - 10% Buffer
6-Yr Dual Trigger Buffer (SPX) - 10% Buffer	1-Yr Dual Trigger Buffer (SPX) - 10% Buffer
6-Yr Point-to-Point Buffer (NDX)	1-Yr Point-to-Point Buffer (NDX)
6-Yr Buffer Multi-Index (SPX, RTY, MXEA)[1]	Fixed

(1)    The Buffer Multi-Index Strategy is also referred to as Performance Blend.

Appendix B - Segment Interim Value Examples

Example B1
The following table of inputs is used in Example B1. Additionally, an implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date. Each example assumes that the Segment Value on the Segment Start Date is $100,000.
Each scenario also compares the Equity Adjustment Factor at the time of the calculation to the Segment Credit percentage that would apply on the Segment End Date if the Index Value remains at its current level. This assumption is made for illustrative purposes only. The Index Value will most likely change between the date on which the Interim Value is calculated and the Segment End Date.

	1-Year Point-to-Point Segment Option	2-Year Point-to-Point Segment Option	6-Year Point-to-Point Segment Option
Segment Start Date
Interest Adjustment index value	1.00%	1.00%	1.00%
Segment Term Period (in Months)	12	24	72
Segment Option Index Value	100	100	100
Participation Rate	100%	100%	100%
Cap Rate	18%	25%	100%
Buffer Rate	10%	10%	20%
Example B1
Time Elapsed Since Segment Start Date	6	6	6
Time Remaining in Segment Term Period	6	18	66
Segment Value (a)	$100,000.00	$100,000.00	$100,000.00
Example B1A: Interest Rates decreased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	($15,920.71)	($15,974.34)	($15,159.13)
Interest Adjustment (c)	$222.29	$672.34	$2,318.17
Segment Interim Value (a) + (b) + (c) = (d)	$84,301.58	$84,697.99	$87,159.04
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$77,101.58	$77,497.99	$79,959.04
Equity Adjustment Factor	-15.92%	-15.97%	-15.16%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-15.00%	-5.00%
Example B1B: Interest Rates decreased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	($4,210.80)	($4,984.37)	$(5,237.30)

Interest Adjustment (c)	$222.29	$672.34	$2,318.17
Segment Interim Value (a) + (b) + (c) = (d)	$96,011.49	$95,687.97	$97,080.86
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$88,811.49	$88,487.97	$89,880.86
Equity Adjustment Factor	-4.21%	-4.98%	-5.24%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	0.00%	0.00%
Example B1C: Interest Rates decreased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$12,819.71	$12,478.92	$15,184.60
Interest Adjustment (c)	$222.29	$672.34	$2,318.17
Segment Interim Value (a) + (b) + (c) = (d)	$113,042.00	$113,151.26	$117,502.77
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$105,842.00	$105,951.26	$110,302.77
Equity Adjustment Factor	12.82%	12.48%	15.18%
Segment Credit percentage on Segment End Date if Index Value remains at current level	18.00%	25.00%	25.00%
Example B1D: Interest Rates decreased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$7,329.36	$6,385.65	$6,913.63
Interest Adjustment (c)	$222.29	$672.34	$2,318.17
Segment Interim Value (a) + (b) + (c) = (d)	$107,551.66	$107,057.99	$109,231.80
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$100,351.66	$99,857.99	$102,031.80
Equity Adjustment Factor	7.33%	6.39%	6.91%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%	10.00%	10.00%
Example B1E: No change in Interest Rates or Index Value
Equity Adjustment (b)	$2,105.73	$1,177.86	$995.00
Interest Adjustment (c)	$0.00	$0.00	$0.00
Segment Interim Value (a) + (b) + (c) = (d)	$102,105.73	$101,177.86	$100,995.00
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$94,905.73	$93,977.86	$93,795.00
Equity Adjustment Factor	2.11%	1.18%	0.99%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	0.00%	0.00%
Example B1F: Interest Rates increased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$7,329.36	$6,385.65	$6,913.63
Interest Adjustment (c)	($220.65)	($664.07)	($2,244.76)
Segment Interim Value (a) + (b) + (c) = (d)	$107,108.72	$105,721.58	$104,668.88
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$99,908.72	$98,521.58	$97,468.88
Equity Adjustment Factor	7.33%	6.39%	6.91%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%	10.00%	10.00%
Example B1G: Interest Rates increased 50bps. Index Value increased 25%.

Equity Adjustment (b)	$12,819.71	$12,478.92	$15,184.60
Interest Adjustment (c)	($220.65)	($664.07)	($2,244.76)
Segment Interim Value (a) + (b) + (c) = (d)	$112,599.06	$111,814.85	$112,939.84
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$105,399.06	$104,614.85	$105,739.84
Equity Adjustment Factor	12.82%	12.48%	15.18%
Segment Credit percentage on Segment End Date if Index Value remains at current level	18.00%	25.00%	25.00%
Example B1H: Interest Rates increased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	($4,210.80)	($4,984.37)	($5,237.30)
Interest Adjustment (c)	($220.65)	($664.07)	($2,244.76)
Segment Interim Value (a) + (b) + (c) = (d)	$95,568.55	$94,351.56	$92,517.94
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$88,368.55	$87,151.56	$85,317.94
Equity Adjustment Factor	-4.21%	-4.98%	-5.24%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	0.00%	0.00%
Example B1I: Interest Rates increased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	($15,920.71)	($15,974.34)	($15,159.13)
Interest Adjustment (c)	($220.65)	($664.07)	($2,244.76)
Segment Interim Value (a) + (b) + (c) = (d)	$83,858.64	$83,361.59	$82,596.12
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$76,658.64	$76,161.59	$75,396.12
Equity Adjustment Factor	-15.92%	-15.97%	-15.16%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-15.00%	-5.00%

Example B2
Example B2 below shows how the Equity Adjustment Factor would be determined for a hypothetical Performance Blend Segment Option six months (183 days) into the Segment Term Period, after the value of the derivative instruments have been determined for each index.

Example B2	On Segment Start Date	On Day Segment Interim Value is Calculated
Value of Derivative Instruments on S&P 500® Index[1]	11.15%	11.55%
Value of Derivative Instruments on Russell 2000® Index[1]	11.30%	11.65%
Value of Derivative Instruments on MSCI EAFE Index[1]	11.45%	11.50%
Weighted Value of Derivative Instruments on S&P 500® Index	2.23%[2]	3.47%[3]
Weighted Value of Derivative Instruments on Russell 2000® Index	3.39%	5.83%
Weighted Value of Derivative Instruments on MSCI EAFE Index	5.73%	2.30%
Aggregate Value of Derivative Instruments	11.35%[4]	11.59%
Equity Adjustment Factor	0.00%	1.19%[5]

(1)    Value of the derivative instruments as a percent of the Segment Start Date Index Price for each index
(2)     Value of the derivative instruments on the S&P 500® multiplied by 20%, as the S&P 500® had the lowest value of derivative instruments for the three indices on the Segment Start Date
(3)     Value of the derivative instruments on the S&P 500® multiplied by 30%, as the S&P 500® had the second highest value of derivative instruments for the three indices on the day the Segment Interim Value is calculated
(4)     Sum of the weighted values of derivative instruments for all three indices (2.23% + 3.39% + 5.73%)
(5)    The Equity Adjustment Factor is calculated as A - B x (1 - Y), where A equals the aggregate value of derivative instruments on the day the Segment Interim Value is calculated; B equals the aggregate value of derivative instruments on the Segment Start Date; and Y equals the number of days elapsed since the Segment Start Date, divided by the number of days in the Segment Term Period. In this example, A is 11.59%, B is 11.35%, and Y is 0.0836 = 183/(365 x 6) because six months (183 days) have elapsed since the Segment
Start Date in the six-year term. The Equity Adjustment Factor is therefore calculated as 11.59% - 11.35% x (1 - 0.0836) = 1.19% to the nearest basis point.

Example B3
The following table of inputs is used in Example B3. Additionally, an implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date. Each example assumes that the Segment Value on the Segment Start Date is $100,000.
Each scenario also compares the Equity Adjustment Factor at the time of the calculation to the Segment Credit percentage that would apply on the Segment End Date if the Index Value remains at its current level. This assumption is made for illustrative purposes only. The Index Value will most likely change between the date on which the Interim Value is calculated and the Segment End Date.

	1-Year Trigger Segment Option	1-Year Dual Trigger Segment Option	6-Year Dual Trigger Segment Option
Segment Start Date
Interest Adjustment index value	1.00%	1.00%	1.00%
Segment Term Period (in Months)	12	12	72
Segment Option Index Value	100	100	100

Trigger Rate	11%	9.25%	45%
Buffer Rate	10%	10%	10%
Example B3
Time Elapsed Since Segment Start Date	6	6	6
Time Remaining in Segment Term Period	6	6	66
Segment Value (a)	$100,000.00	$100,000.00	$100,000.00
Example B3A: Interest Rates decreased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	($15,340.38)	($14,986.50)	($14,837.57)
Interest Adjustment (c)	$223.22	$222.37	$2,382.11
Segment Interim Value (a) + (b) + (c) = (d)	$84,882.85	$85,235.87	$87,544.54
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$77,682.85	$78,035.87	$80,344.54
Equity Adjustment Factor	-15.34%	-14.99%	-14.84%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-15.00%	-15.00%
Example B3B: Interest Rates decreased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	($3,370.14)	($2,099.15)	$(4,428.14)
Interest Adjustment (c)	$223.22	$222.37	$2,382.11
Segment Interim Value (a) + (b) + (c) = (d)	$96,853.08	$98,123.22	$97,953.97
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$89,653.08	$90,923.22	$90,753.97
Equity Adjustment Factor	-3.37%	-2.10%	-4.43%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	9.25%	45.00%
Example B3C: Interest Rates decreased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$9,369.69	$8,128.31	$12,673.71
Interest Adjustment (c)	$223.22	$222.37	$2,382.11
Segment Interim Value (a) + (b) + (c) = (d)	$109,592.91	$108,350.68	$115,055.82
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$102,392.91	$101,150.68	$107,855.82
Equity Adjustment Factor	9.37%	8.13%	12.67%
Segment Credit percentage on Segment End Date if Index Value remains at current level	11.00%	9.25%	45.00%
Example B3D: Interest Rates decreased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$6,391.41	$6,441.97	$6,463.38
Interest Adjustment (c)	$223.22	$222.37	$2,382.11
Segment Interim Value (a) + (b) + (c) = (d)	$106,614.63	$106,664.34	$108,845.50
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$99,414.63	$99,464.34	$101,645.50
Equity Adjustment Factor	6.39%	6.44%	6.46%
Segment Credit percentage on Segment End Date if Index Value remains at current level	11.00%	9.25%	45.00%
Example B3E: No change in Interest Rates or Index Value

Equity Adjustment (b)	$2,465.48	$3,427.01	$1,423.65
Interest Adjustment (c)	$0.00	$0.00	$0.00
Segment Interim Value (a) + (b) + (c) = (d)	$102,465.48	$103,427.01	$101,423.65
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$95,265.48	$96,227.01	$94,223.65
Equity Adjustment Factor	2.47%	3.43%	1.42%
Segment Credit percentage on Segment End Date if Index Value remains at current level	11.00%	9.25%	45.00%
Example B3F: Interest Rates increased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$6,391.41	$6,441.97	$6,463.38
Interest Adjustment (c)	($221.57)	($220.72)	($2,306.68)
Segment Interim Value (a) + (b) + (c) = (d)	$106,169.84	$106,221.25	$104,156.70
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$98,969.84	$99,021.25	$96,956.70
Equity Adjustment Factor	6.39%	6.44%	6.46%
Segment Credit percentage on Segment End Date if Index Value remains at current level	11.00%	9.25%	45.00%
Example B3G: Interest Rates increased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$9,369.69	$8,128.31	$12,673.71
Interest Adjustment (c)	($221.57)	($220.72)	($2,306.68)
Segment Interim Value (a) + (b) + (c) = (d)	$109,148.12	$107,907.59	$110,367.03
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$101,948.12	$100,707.59	$103,167.03
Equity Adjustment Factor	9.37%	8.13%	12.67%
Segment Credit percentage on Segment End Date if Index Value remains at current level	11.00%	9.25%	45.00%
Example B3H: Interest Rates increased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	($3,370.14)	($2,099.15)	$(4,428.14)
Interest Adjustment (c)	($221.57)	($220.72)	($2,306.68)
Segment Interim Value (a) + (b) + (c) = (d)	$96,408.29	$97,680.13	$93,265.18
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$89,208.29	$90,480.13	$86,065.18
Equity Adjustment Factor	-3.37%	-2.10%	-4.43%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	9.25%	45.00%
Example B3I: Interest Rates increased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	($15,340.38)	($14,986.50)	($14,837.57)
Interest Adjustment (c)	($221.57)	($220.72)	($2,306.68)
Segment Interim Value (a) + (b) + (c) = (d)	$84,438.05	$84,792.78	$82,855.75
Withdrawal Charge (e)	($7,200.00)	($7,200.00)	($7,200.00)
Cash Surrender Value (d) + (e)	$77,238.05	$77,592.78	$75,655.75
Equity Adjustment Factor	-15.34%	-14.99%	-14.84%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-15.00%	-15.00%

Example B4
The following table of inputs is used in Example B4. Additionally, an implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date. Each example assumes that the Segment Value on the Segment Start Date is $100,000.
Each scenario also compares the Equity Adjustment Factor at the time of the calculation to the Segment Credit percentage that would apply on the Segment End Date if the Index Value remains at its current level. This assumption is made for illustrative purposes only. The Index Value will most likely change between the date on which the Interim Value is calculated and the Segment End Date.

6-Year Dual Direction Segment Option
Segment Start Date
Interest Adjustment Index Value	1%
Segment Term Period (in Months)	72
Segment Option Index Value	100
Participation Rate	105%
Downside Participation Rate	100%
Cap Rate	999%
Buffer Rate	20%
Example B4
Time Elapsed Since Segment Start Date	6
Time Remaining in Segment Term Period	66
Segment Value (a)	$100,000.00
Example B4A: Interest Rates decreased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(18,854.31)
Interest Adjustment (c)	$2,154.94
Segment Interim Value (a) + (b) + (c) = (d)	$83,300.63
Withdrawal Charge (e)	$(7,200.00)
Cash Surrender Value (d) + (e)	$76,100.63
Equity Adjustment Factor	-18.85%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-5.00%
Example B4B: Interest Rates decreased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(6,979.94)
Interest Adjustment (c)	$2,154.94
Segment Interim Value (a) + (b) + (c) = (d)	$95,175.00
Withdrawal Charge (e)	$(7,200.00)
Cash Surrender Value (d) + (e)	$87,975.00
Equity Adjustment Factor	-6.98%

Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%
Example B4C: Interest Rates decreased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$21,462.91
Interest Adjustment (c)	$2,154.94
Segment Interim Value (a) + (b) + (c) = (d)	$123,617.85
Withdrawal Charge (e)	$(7,200.00)
Cash Surrender Value (d) + (e)	$116,417.85
Equity Adjustment Factor	21.46%
Segment Credit percentage on Segment End Date if Index Value remains at current level	26.25%
Example B4D: Interest Rates decreased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$9,101.23
Interest Adjustment (c)	$2,154.94
Segment Interim Value (a) + (b) + (c) = (d)	$111,256.17
Withdrawal Charge (e)	$(7,200.00)
Cash Surrender Value (d) + (e)	$104,056.17
Equity Adjustment Factor	9.10%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.50%
Example B4E: No change in Interest Rates or Index Value
Equity Adjustment (b)	$1,009.91
Interest Adjustment (c)	$0.00
Segment Interim Value (a) + (b) + (c) = (d)	$101,009.91
Withdrawal Charge (e)	$(7,200.00)
Cash Surrender Value (d) + (e)	$93,809.91
Equity Adjustment Factor	1.01%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%
Example B4F: Interest Rates increased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$9,101.23
Interest Adjustment (c)	$(2,086.70)
Segment Interim Value (a) + (b) + (c) = (d)	$107,014.53
Withdrawal Charge (e)	$(7,200.00)
Cash Surrender Value (d) + (e)	$99,814.53
Equity Adjustment Factor	9.10%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.50%
Example B4G: Interest Rates increased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$21,462.91
Interest Adjustment (c)	$(2,086.70)
Segment Interim Value (a) + (b) + (c) = (d)	$119,376.21

Withdrawal Charge (e)	$(7,200.00)
Cash Surrender Value (d) + (e)	$112,176.21
Equity Adjustment Factor	21.46%
Segment Credit percentage on Segment End Date if Index Value remains at current level	26.25%
Example B4H: Interest Rates increased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(6,979.94)
Interest Adjustment (c)	$(2,086.70)
Segment Interim Value (a) + (b) + (c) = (d)	$90,933.36
Withdrawal Charge (e)	$(7,200.00)
Cash Surrender Value (d) + (e)	$83,733.36
Equity Adjustment Factor	-6.98%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%
Example B4I: Interest Rates increased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(18,854.31)
Interest Adjustment (c)	$(2,086.70)
Segment Interim Value (a) + (b) + (c) = (d)	$79,058.99
Withdrawal Charge (e)	$(7,200.00)
Cash Surrender Value (d) + (e)	$71,858.99
Equity Adjustment Factor	-18.85%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-5.00%

Appendix C - Performance Lock Examples

Example C1

The example below illustrates the mechanics of the Performance Lock feature. The assumed index return and Equity Adjustment Factor at each point in time is hypothetical and not reflective of any specific economic scenario. Further, the values shown focus on the Segment Value and Performance Lock Value for the applicable Segment Options. They do not reflect any applicable Interest Adjustment and Withdrawal Charges that would apply in the event of a Withdrawal or surrender. The calculations assume the initial Segment Term Period starts on 01/08/2022, with:
•$15,000.00 allocated to the 1-year Fixed Segment Option
•$30,000.00 allocated to the 1-year Point-to-Point Russell 2000® Segment Option - 10% Buffer, with a Cap Rate of 22%
•$55,000.00 allocated to the 6-year Point-to-Point S&P 500® Segment Option - 20% Buffer, with a Cap Rate of 100%.

The Fixed Segment Option accumulates at an Annual Interest Rate of 2.00%. The Index-Linked Segment Option columns show the hypothetical Performance Lock Value for each Segment Option at each point in time, which is equal to the Segment Value plus the Equity Adjustment. An implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed in the calculation of the Equity Adjustment. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date. The table below illustrates the transfer mechanics to the Fixed Segment Option from multiple Index-Linked Segment Options, with Performance Locks exercised at different times.

Date	Event	Time of Values	1-Yr Fixed Segment Value	1-Yr Point-to-Point Russell 2000® - 10% Buffer Performance Lock Value	6-Yr Point-to-Point S&P500® - 20% Buffer Performance Lock Value
04/23/2022	Request for Performance Lock on 1-Year Point-to-Point Russell 2000® Segment Option - 10% Buffer	Immediately Before Transfer	$ 15,085.69[1]	$ 32,871.00[2]	$ 52,162.00[3]
04/23/2022	Request for Performance Lock on 1-Year Point-to-Point Russell 2000® Segment Option - 10% Buffer	Immediately After Transfer	$ 47,956.69[4]	$ 0.00	$ 52,162.00
. . .	. . .	. . .	. . .	. . .	. . .
11/16/2022	Request for Performance Lock on 6-Year Point-to-Point S&P 500® Segment Option - 20% Buffer	Immediately Before Transfer	$ 48,498.30[5]	$ 0.00	$ 62,045.50[6]
11/16/2022	Request for Performance Lock on 6-Year Point-to-Point S&P 500® Segment Option - 20% Buffer	Immediately After Transfer	$ 110,543.80[7]	$ 0.00	$ 0.00

(1)     A Performance Lock on the 1-Year Point-to-Point Russell 2000® Segment Option - 10% Buffer is exercised on 04/23/2022. The Fixed Segment Value on that date has been accumulated for 105 days (from 01/08/2022 to 04/23/2022). The Fixed Segment Value before transfer = Fixed Segment Value on Segment Start Date x (1 + Annual Interest Rate)^(days elapsed/365) = $15,000.00 x (1 + 2.00%)^(105/365) = $15,085.69

(2)    Current Segment Value = Segment Value on Segment Start Date = $30,000.00

Index return since Segment Start Date = 17.11%
Equity Adjustment Factor = 9.57%

Performance Lock Value for 1-Year Point-to-Point Russell 2000® Segment Option - 10% Buffer on 04/23/2022 = Current Segment Value x (1 + Equity Adjustment Factor) = $30,000.00 x (1 + 9.57%) = $32,871.00

(3)    Current Segment Value = Segment Value on Segment Start Date = $55,000.00

Index return since Segment Start Date = -8.75%
Equity Adjustment Factor = -5.16%

Performance Lock Value for 6-Year Point-to-Point S&P 500® Segment Option - 20% Buffer on 04/23/2022 = Current Segment Value x (1 + Equity Adjustment Factor) = $55,000 x (1 - 5.16%) = $52,162.00

(4)     The locked funds from the 1-Year Point-to-Point Russell 2000® Segment Option - 10% Buffer are transferred into the Fixed Segment Option after all other transactions have been recorded on that day. Fixed Segment Value after Performance Lock = Fixed Segment Value before transfer + Performance Lock Value transferred in = $15,085.69 + $32,871.00 = $47,956.69

(5)     A second Performance Lock on the 6-Year Point-to-Point S&P 500® Segment Option - 20% Buffer is exercised on 11/16/2022. The Fixed Segment Value is accumulated for another 207 days since the previous Performance Lock transaction (from 04/24/2022 to 11/16/2022). The Fixed Segment Value before transfer = Fixed Segment Value after previous Performance Lock x (1 + Annual Interest Rate)^(days elapsed since previous Performance Lock / 365) = $47,956.69 x (1 + 2.00%)^(207/365) = $48,498.30

(6)    Current Segment Value = Segment Value on Segment Start Date = $55,000.00

Index return since Segment Start Date = 20.75%
Equity Adjustment Factor = 12.81%

Performance Lock Value for 6-Year Point-to-Point S&P 500® Segment Option - 20% Buffer on 11/16/2022 = Current Segment Value x (1 + Equity Adjustment Factor) = $55.000.00 x (1 + 12.81%) = $62,045.50

(7)     The locked funds from the 6-Year Point-to-Point S&P 500® Segment Option - 20% Buffer are transferred into the Fixed Segment Option after all other transactions have been recorded on that day. Fixed Segment Value after Performance Lock = Fixed Segment Value before transfer + Performance Lock Value transferred in = $48,498.30 + $62,045.50 = $110,543.80

Example C2

The example below uses the same values and assumptions as Example C1 up through 11/16/2022. However, it has an additional event on the Fixed Segment Option Segment End Date to illustrates the default re-allocation mechanics if you do not instruct otherwise. Funds are re-allocated to the Index-Linked Segment Options that exercised Performance Locks proportionately. These proportions are based on the Performance Lock Value(s) at the time of lock(s), and the Fixed Segment Value at the time of the first lock. This example assumes no Withdrawals were taken during the Segment Term Period.

Date	Event	Time of Values	1-Year Fixed Segment Value	1-Year Point-to-Point Russell 2000® - 10% Buffer Segment Value	6-Year Point-to-Point S&P 500® - 20% Buffer Segment Value	1-Year Point-to-Point S&P 500® - 20% Buffer Segment Value
11/16/2022	Segment Values as of Previous Performance Lock	Immediately After Transfer	$ 110,543.80	$ 0.00	$ 0.00	$ 0.00
. . .	. . .	. . .	. . .	. . .	. . .	. . .
01/08/2023	Fixed Segment End Date	Immediately Before Re-allocation	$ 110,862.10[1]	$ 0.00	$ 0.00	$ 0.00
01/08/2023[2]	Fixed Segment End Date	Immediately After Re-allocation	$ 15,203.62[3]	$ 33,127.96[4]	$ 0.00	$ 62,530.52[5]

(1)     The Fixed Segment Value is accumulated for another 53 days since the previous Performance Lock transaction (from 11/17/2022 to 01/08/2023). The Fixed Segment Value before re-allocation = Fixed Segment Value after previous Performance Lock x (1 + Annual Interest Rate)^(days elapsed since previous Performance Lock / 365) = $110,543.80 x (1 + 2.00%)^(53/365) = $110,862.10

(2)     01/08/2023 is the Fixed Segment End Date. If you do not instruct otherwise, funds are automatically re-allocated proportionately to the Index-Linked Segment Options that were locked. The proportions are calculated based on the amounts at the time of each Performance Lock.

	1-Year Fixed Segment Option	1-Year Point-to-Point Russell 2000® - 10% Buffer Segment Option	6-Year Point-to-Point S&P 500® - 20% Buffer Segment Option
Amount From Relevant Performance Lock Date	$ 15,085.69	$ 32,871.00	$ 62,045.50
% of Total Fixed Segment Value Attributable to Segment Option	13.71%	29.88%	56.40%
% Attributable to 1-Year Fixed Segment Option = 15,085.69 / (15,085.69 + 32,871.00 + 62,045.50) = 13.71%
% Attributable to 1-Year Point-to-Point Russell 2000® Segment Option - 10% Buffer = 32,871.00 / (15,085.69 + 32,871.00 + 62,045.50) = 29.88%
% Attributable to 6-Year Point-to-Point S&P 500® Segment Option - 20% Buffer = 62,045.50 / (15,085.69 + 32,871.00 + 62,045.50) = 56.40%

(3)     The amount that remains in the Fixed Segment Option is 13.71% of the Fixed Segment Value from immediately before the re-allocation = $110,862.10 x 13.71% = $15,203.62

(4)     The amount that is re-allocated to the 1-Year Point-to-Point Russell 2000® Segment Option - 10% Buffer is 29.88% of the Fixed Segment Value from immediately before the re-allocation = $110,862.10 x 29.88% = $33,127.96

(5)     The amount attributable to the 6-Year Point-to-Point S&P 500® Segment Option - 20% Buffer is 56.40% of the Fixed Segment Value from immediately before the re-allocation = $110,862.10 x 56.40% = $62,530.52. Because 6-Year Segment Options are only available in the first Contract Year, the funds are instead re-allocated into the 1-year counterpart, which has the same Reference Index (S&P 500) and Buffer Rate (20%).

Example C3

The example below uses the same initial values and assumptions as Examples C1 and C2. However, this example introduces a Withdrawal to illustrate how Withdrawals impact the default re-allocation mechanics if you do not instruct otherwise.

Date	Event	Time of Values	1-Year Fixed Segment Value	1-Year Point-to-Point Russell 2000® - 10% Buffer Segment Value	6-Year Point-to-Point S&P 500® - 20% Buffer Segment Value	1-Year Point-to-Point S&P 500® - 20% Buffer Segment Value	Withdrawal
11/16/2022	Segment Values as of Previous Performance Lock	Immediately After Transfer	$ 110,543.80	$ 0.00	$ 0.00	$ 0.00
. . .	. . .	. . .	. . .	. . .	. . .	. . .	. . .
12/01/2022	Withdrawal	Immediately Before Withdrawal	$ 110,633.80[1]	$ 0.00	$ 0.00	$ 0.00
12/01/2022	Withdrawal	Immediately After Withdrawal	$ 100,633.80[2]	$ 0.00	$ 0.00	$ 0.00	$ 10,000.00
. . .	. . .	. . .	. . .	. . .	. . .	. . .	. . .
01/08/2023	Fixed Segment End Date	Immediately Before Re-allocation	$ 100,841.50[3]	$ 0.00	$ 0.00	$ 0.00
01/08/2023[4]	Fixed Segment End Date	Immediately After Re-allocation	$ 13,829.39[5]	$ 30,133.59[6]	$ 0.00	$ 56,878.52[7]

(1)     The Fixed Segment Value is accumulated for 15 days since the previous Performance Lock transaction (from 11/17/2022 to 12/01/2022). The Fixed Segment Value before re-allocation = Fixed Segment Value after previous Performance Lock x (1 + Annual Interest Rate)^(days elapsed since previous Performance Lock/ 365) = $110,543.80 x (1 + 2.00%)^(15/365) = $110,633.80

(2)    Withdrawal is taken from Fixed Segment Value = $110,633.80 - $10,000.00 = $100,633.80. The $10,000 Withdrawal represents the gross amount deducted from the Contract Value, prior to any applicable Interest Adjustment.

(3)     The Fixed Segment Value is accumulated for another 38 days since the Withdrawal (from 12/02/2022 to 01/08/2023). The Fixed Segment Value before re-allocation = Fixed Segment Value after Withdrawal x (1 + Annual Interest Rate)^(days elapsed since Withdrawal / 365) = $100,633.80 x (1 + 2.00%)^(38/365) = $100,841.50

(4)     01/08/2023 is the Fixed Segment End Date. If you do not instruct otherwise, funds are automatically re-allocated proportionately to the Index-Linked Segment Options that were locked. The proportions are calculated based on the amounts at the time of each Performance Lock.

	1-Year Fixed Segment Option	1-Year Point-to-Point Russell 2000® Segment Option - 10% Buffer	6-Year Point-to-Point S&P 500® Segment Option - 20% Buffer
Amount From Relevant Performance Lock Date	$ 15,085.69	$ 32,871.00	$ 62,045.50
% of Total Fixed Segment Value Attributable to Segment Option	13.71%	29.88%	56.40%
% Attributable to 1-Year Fixed Segment Option = 15,085.69 / (15,085.69 + 32,871.00 + 62,045.50) = 13.71%

% Attributable to 1-Year Point-to-Point Russell 2000® Segment Option - 10% Buffer = 32,871.00 / (15,085.69 + 32,871.00 + 62,045.50) = 29.88%
% Attributable to 6-Year Point-to-Point S&P 500® Segment Option - 20% Buffer = 62,045.50 / (15,085.69 + 32,871.00 + 62,045.50) = 56.40%

(5)     The amount that remains in the Fixed Segment Option is 13.71% of the Fixed Segment Value from immediately before the re-allocation = $100,841.50 x 13.71% = $13,829.39

(6)     The amount that is re-allocated to the 1-Year Point-to-Point Russell 2000® Segment Option - 10% Buffer is 29.88% of the Fixed Segment Value from immediately before the re-allocation = $100,841.50 x 29.88% = $30,133.59

(7)     The amount attributable to the 6-Year Point-to-Point S&P 500® Segment Option - 20% Buffer is 56.40% of the Fixed Segment Value from immediately before the re-allocation = $100,841.50 x 56.40% = $56,878.52. Because 6-Year Segment Options are only available in the first Contract Year, the funds are instead re-allocated into the 1-year counterpart, which has the same Reference Index (S&P 500®) and Buffer Rate (20%).

Appendix D - Index Disclosures

S&P 500® Price Return Index

S&P Dow Jones Indices LLC requires that the following disclaimer be included in this Prospectus:

The S&P 500® Index (the “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“S&P
DJI”) and has been licensed for use by Athene Annuity & Life Assurance Company of New York (“Athene”). S&P®, S&P 500®, SPX®, US 500, The 500, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). It is not possible to invest directly in an index. Athene’s products are not regulated, sponsored, operated, issued, endorsed, sold, guaranteed or promoted by S&P DJI, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of Athene’s products or any member of the public regarding the advisability of investing in securities generally or in Athene’s products particularly or the ability of the Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Athene with respect to the Index is the licensing of the Index and/or sub-licensing certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Athene or Athene’s products. S&P Dow Jones Indices has no obligation to take the needs of Athene or the owners of Athene’s products into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Athene’s products. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisor, commodity pool operator, broker dealer, fiduciary, “promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY,
TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR
ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION
(INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES
INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS,
OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES,
AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A
PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY ATHENE, OWNERS OF
ATHENE’S PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR
WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING,
IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT,
SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED
TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN
ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT
LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR
CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER,
THE ATHENE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING
MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR
ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND ATHENE, OTHER THAN THE
LICENSORS OF S&P DOW JONES INDICES.

Russell 2000® Price Return Index

The LSE Group requires that the following disclosure be included in this Prospectus:

Athene annuity products (the “Products”) have been developed solely by Athene Annuity and Life
Company. The Products are not in any way connected to or sponsored, endorsed, sold or promoted by the London
Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies.

All rights in the Russell 2000 Index (the “Index”) vest in the relevant LSE Group company which owns the
Index. “Russell®” and “Russell 2000®” are trademarks of the relevant LSE Group company and are used by any other LSE Group company under license.

The Index is calculated by or on behalf of FTSE International Limited or its affiliate, agent or partner. The
LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the Products. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Products or the suitability of the Index for the purpose to which it is being put by Athene Annuity & Life Assurance Company of New York.

MSCI EAFE Price Return Index

MSCI Inc. requires that the following disclosure be included in this Prospectus:

THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC.
(“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD
PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX
(COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF
MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES
AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY ATHENE ANNUITY AND LIFE
COMPANY. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS
OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY
REGARDING THE ADVISABILITY OF INVESTING IN PRODUCTS GENERALLY OR IN THIS PRODUCT
PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK
MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN
TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE
DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS PRODUCT OR
THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE
MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS
PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING,
COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE
FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR
QUANTITIES OF THIS PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF
THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS PRODUCT IS REDEEMABLE.
FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR
OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE
ADMINISTRATION, MARKETING OR OFFERING OF THIS PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE
CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE
OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE
COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY
THE ISSUER OF THE PRODUCT, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY,
FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI
PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR

IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF
THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI
PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS
FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED
THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI
PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE,
CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF
THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any
MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Nasdaq-100® Price Return Index

Nasdaq Inc. requires that the following disclosure be included in this Prospectus:

The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100® Index to track general stock market performance. The Corporations' only relationship to Athene Annuity & Life Assurance Company of New York (“Licensee”) is in the licensing of the Nasdaq®, Nasdaq-100®, and Nasdaq-100® Index, and certain trade names of the Corporations and the use of the Nasdaq-100® Index which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100® Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED
CALCULATION OF NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS
MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE,
OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE
NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS
OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY
OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100® INDEX OR
ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT
SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL,
INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE
POSSIBILITY OF SUCH DAMAGES.

The Statement of Additional Information (SAI) includes additional information about the Contract. The SAI is available without charge, upon request. You may obtain a copy of the SAI and make inquiries about your Contract by contacting us at (888) 266-8489. You may also obtain a copy of the SAI at [www.athene.com/products/rila/
amplify2].

Information about current upside limits posted on the Company’s website as incorporated by reference into the prospectus where noted under the sub-heading “Setting the Cap Rates, Participation Rates, Trigger Rates, and
Annual Interest Rates” in the section of the prospectus “The Insurance Company and Investment Options”. We will provide copies of such information without charge, upon request, at the phone number referenced in the previous paragraph.

Edgar Contract Identifier No. [To be added by post-effective amendment. ]

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated [ ]

ATHENE ANNUITY & LIFE ASSURANCE COMPANY OF NEW YORK

STATEMENT OF ADDITIONAL INFORMATION

Athene® Amplify 2.0 NF
Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract

This Statement of Additional Information contains additional information to the prospectus, dated May 1, 2025, for the Athene Amplify 2.0 NF individual single purchase payment index-linked deferred separate account annuity contract (the “Contract”) issued by Athene Annuity & Life Assurance Company of New York (the “Company”). This Statement of Additional Information is not a prospectus but should be read only in conjunction with the prospectus for the Contract. You may obtain a prospectus by calling (888) 266-8489, e-mailing us at AskAthene@Athene.com, or by mailing a written request to P.O. Box 1555, Des Moines, IA 50306-1555.

1

General Information and History	3
Non-Principal Risks of Investing in Contract	3
Services	6
Sale of the Contracts	6
Contract Adjustments	7
Financial Statements	7
2

General Information and History

The Company is a stock life insurance company organized under the laws of New York. The Company was founded in 1965 and became known by its current name in 2013. The Company is licensed to conduct life insurance business in all 50 states and the District of Columbia, but currently sells new business only in New York. The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. The Company’s statutory home office is One Blue Hill Plaza, Suite 1672, Pearl River, NY 10965.

The Company specializes in issuing, reinsuring, and acquiring retirement savings products. Currently, the Company focuses primarily on: (i) fixed and registered index-linked annuities; and (ii) pension group annuities.

Non-Principal Risks of Investing in Contract

Interest rate fluctuations could adversely affect the Company's business, financial condition, results of operations, liquidity, and cash flows.
Interest rate risk is a significant market risk for the Company. The Company defines interest rate risk as the risk of an economic loss due to changes in interest rates. This risk arises from the Company’s holdings in interest rate-sensitive assets (e.g., fixed income assets) and liabilities (e.g., fixed deferred and immediate annuities). Substantial and sustained increases or decreases in market interest rates could materially and adversely affect the Company’s business, financial condition, results of operations, liquidity and cash flows, including in the following respects:

•Significant changes in interest rates expose the Company to the risk of not realizing anticipated spreads between overall net investment earned rates and its cost of funds.
•Changes in interest rates may negatively affect the value of the Company’s assets and the Company’s ability to realize gains or avoid losses from the sale of those assets. Significant volatility in interest rates may have a larger adverse impact on certain assets in the Company’s investment portfolio that are highly structured or have limited liquidity.
•Changes in interest rates may cause changes in prepayment rates on certain fixed-income assets within the Company’s investment portfolio. For instance, falling interest rates may accelerate the rate of prepayment on mortgage loans, while rising interest rates may decrease such prepayments below the level of the Company’s expectations. At the same time, falling interest rates may result in the lengthening of duration for policies and liabilities due to the guaranteed minimum benefits contained in the Company’s products, while rising interest rates could lead to increased policyholder withdrawals and a shortening of duration for liabilities. In either case, the Company could experience a mismatch in its assets and liabilities and potentially incur significant economic losses.
•During periods of declining interest rates or a prolonged period of low interest rates, annuity products may be relatively more attractive to existing policyholders than other investment opportunities available to them. This may cause the Company’s assumptions regarding persistency to prove inaccurate as the Company’s policyholders opt to not surrender or take withdrawals from their products, which may result in the Company experiencing greater claim costs than it had anticipated and/or cash flow mismatches between assets and liabilities.
•Certain securitized financial assets are accounted for based on expectations of future cash flows. To the extent future interest rates are lower than the Company has projected, the Company will experience slower accretion of discounts on these assets and will have a lower yield on its portfolio.
3

•An extended period of declining interest rates or a prolonged period of low interest rates may cause the Company to decrease the crediting rates of its products, thereby reducing their attractiveness.
•During periods of declining interest rates, the Company may have to reinvest the cash it receives as interest or return of principal on its investments into lower-yielding high-grade instruments or seek potentially higher-yielding, but higher-risk instruments in an effort to achieve returns comparable with those attained during more stable interest rate environments.
•In periods of rapidly increasing interest rates, withdrawals from and/or surrenders of annuity contracts may increase as policyholders choose to seek higher investment returns elsewhere. Obtaining cash to satisfy these obligations may require the Company to liquidate fixed-income investments at a time when market prices for those assets are depressed. This may result in realized investment losses.
•An increase in market interest rates could reduce the value of certain of the Company's investments held as collateral under reinsurance agreements and require us to provide additional collateral, thereby reducing its available capital and potentially creating a need for additional capital which may not be available to us on favorable terms, or at all.
The Company could experience a financial strength rating downgrade, potential downgrade, or other negative action by a rating agency following the purchase of a Contract.

Various Nationally Recognized Statistical Rating Organizations (“NRSROs”) review the financial performance and condition of insurers and reinsurers, including the Company, and publish their financial strength ratings as indicators of an insurer’s ability to meet policyholder obligations. These ratings are important to maintain public confidence in the Company’s products, its ability to market its products, and its competitive position. Factors that could negatively influence this analysis include:

•Changes to the Company’s business practices or organizational business plan in a manner that no longer supports its ratings;
•Unfavorable financial or market trends;
•Changes in NRSROs’ capital adequacy assessment methodologies in a manner that would adversely affect the financial strength ratings of the Company;
•A need to increase reserves to support the Company’s outstanding insurance obligations;
•The Company’s inability to retain senior management and other key personnel;
•Rapid or excessive growth, especially through large reinsurance transactions or acquisitions, beyond the bounds of capital sufficiency or management capabilities as judged by the NRSROs; and
•Significant losses to the Company’s investment portfolio.

Some other factors may also relate to circumstances outside of the Company’s control, such as views of the NRSRO and general economic conditions.

Any downgrade or other negative action by a NRSRO with respect to the financial strength ratings of the Company, or our credit ratings, could materially adversely affect the Company and policyholders who relied on the Company’s financial strength ratings or credit ratings when purchasing their Contracts, including by:

•Causing policyholders to lose confidence in the Company’s financial stability, leading to concerns about the Company’s ability to pay claims;
•Increasing the number or amount of policy lapses or surrenders and withdrawals of funds, which may result in a mismatch of the Company’s overall asset and liability position;
•Harming relationships with or perceptions of distributors, IMOs, sales agents, banks, and broker-dealers;
•Requiring the Company to offer higher crediting rates or greater policyholder guarantees on its insurance products in order to remain competitive;
•Increasing the Company’s borrowing costs;
•Reducing the Company’s level of profitability and capital position generally or hindering its ability to raise new capital; or
•Requiring the Company to collateralize obligations under or result in early or unplanned termination of hedging agreements and harming its ability to enter into new hedging agreements.
4

In order to improve or maintain its financial strength ratings, the Company may attempt to implement business strategies to improve its capital ratios. However, we cannot guarantee any such measures will be successful. We cannot predict what actions NRSROs may take in the future, and failure to maintain current financial strength ratings could materially and adversely affect the Company’s business, financial condition, results of operations, and cash flows.

The Company is subject to the credit risk of its counterparties, including ceding companies, reinsurers, plan sponsors and derivative counterparties.
The Company may cede certain risks by entering into reinsurance agreements. Under such agreements, the Company will be liable for losses relating to insurance risks if the applicable reinsurer fails to perform under its reinsurance agreement with the Company. Although the applicable reinsurer may be obligated to maintain collateral for the Company’s benefit to support obligations under the applicable reinsurance agreement with the Company, such collateral may not be sufficient to satisfy all of the reinsurer’s obligations to the Company. As with any reinsurance agreement, the Company remains liable to its policyholders if the applicable reinsurer fails to perform. In addition to possible losses that could be incurred if the Company is forced to recapture any ceded blocks, the Company may also face a substantial shortfall in capital to support the recaptured business, possibly resulting in material declines to its RBC ratio and/or creditworthiness.

The Company also assumes liabilities from other insurance companies. Changes in the ratings, creditworthiness or market perception of such ceding companies or in the administration of policies reinsured to the Company could cause policyholders of contracts reinsured to the Company to surrender or lapse their policies in unexpected amounts. In addition, to the extent such ceding companies do not perform under their reinsurance agreements with the Company, the Company may not achieve the results it intended and could suffer unexpected losses. In either case, the Company has exposure to its reinsurance counterparties which could adversely affect the Company’s financial condition.

The Company assumes pension obligations from plan sponsors, including obligations in respect of current employees of the plan sponsor. The transfer of these obligations expose it to the credit risk of the plan sponsor. If the plan sponsor were to experience financial distress that resulted in bankruptcy or significant terminations or otherwise experienced substantial turnover of employees active under the plan, such employees might be entitled to rights under the pension plan, such as lump sum payments. To the extent that a plan sponsor experienced a significant turnover event, the Company may not achieve the targeted return expected at the time the pension risk transfer transaction was priced and its financial position, results of operations, liquidity and cash flow may be adversely affected.

In addition, the Company is exposed to credit loss in the event of nonperformance by its counterparties on derivative agreements. The Company seeks to reduce the risk associated with such agreements by entering into such agreements with large, well-established financial institutions. There can be no assurance that the Company will not suffer losses in the event a counterparty on a derivative agreement fails to perform or fulfill its obligations.

Many of the Company’s invested assets are relatively illiquid and the Company may fail to realize profits from these assets for a considerable period of time, or lose some or all of the principal amount the Company invests in these assets if it is required to sell its invested assets at a loss at inopportune times.
Many of the Company’s investments are in securities that are not publicly traded or that otherwise lack liquidity, such as its privately placed fixed maturity securities, below investment grade securities, investments in mortgage loans and alternative investments. These relatively illiquid types of investments are recorded at fair value. If a material liquidity demand is triggered and we are unable to satisfy the demand with the sources of liquidity available to the Company, it could be forced to sell certain of its assets and there can be no assurance that the Company would be able to sell them for the values at which such assets are recorded and it might be forced to sell them at significantly lower prices. In many cases, the Company may also be prohibited by contract or applicable
5

securities laws from selling such securities for a period of time. Thus, it may be impossible or costly for the Company to liquidate positions rapidly in order to meet unexpected policyholder withdrawal or recapture obligations. This potential mismatch between the liquidity of the Company’s assets and liabilities could have a material and adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Furthermore, governmental and regulatory authorities periodically review legislative and regulatory initiatives, and may promulgate new or revised, or adopt changes in the interpretation and enforcement of existing, rules and regulations at any time that may impact the Company’s investments. For example, Rule 15c2-11 under the Exchange Act governs the submission of quotes into quotation systems by broker-dealers and has historically been applied to the over-the-counter equity markets. Effective October 30, 2023, the SEC adopted an order exempting securities issued pursuant to Rule 144 from the quotation restrictions of Rule 15c2-11. However, for many other privately placed fixed income securities, Rule 15c2-11 restricted the ability of market participants to publish quotations after January 4, 2024. Such change in regulatory requirements could disrupt market liquidity and cause securities in the Company’s investment portfolio that are not publicly traded, such as its privately placed fixed maturity securities and below investment grade securities, to lose value, which could have a material and adverse effect on its business, financial condition or results of operations.
Services
The financial statements of the Company as of and for the years ended December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, 699 Walnut Street, Suite 1800, Des Moines, Iowa 50309 an independent auditor, as stated in their report appearing herein.

Most of the people who provide administrative and business management services to the Company in connection with the Contracts are employees of an affiliate of the Company, Athene Employee Services LLC (“AES”). The Company is party to Shared Services and Cost Sharing Agreements with AES and certain other affiliated companies pursuant to which each party agreed to provide certain financial, legal and other services to the other parties. Under these agreements, the Company incurred expense of [$●], $4.9 million, and $3.8 million during 2024, 2023 and 2022, respectively.
Sale of the Contracts
Athene Securities LLC (“Athene Securities”), a wholly owned subsidiary of AHL with principal offices at 7700 Mills Civic Parkway, West Des Moines, Iowa 50266, serves as distributing underwriter for the Contracts. Athene Securities is registered as a broker-dealer with the SEC under the 1934 Act, as well as with the securities commissions in the states in which it operates and is a member of the Financial Industry Regulatory Authority (FINRA). Athene Securities is a member of the Securities Investors Protection Corporation.

We offer Contracts on a continuous basis. Contracts are sold only by licensed Financial Professionals in those states where the Contracts may be lawfully sold. Athene Securities does not itself sell the Contracts on a retail basis. Rather, Athene Securities enters into selling agreements with unaffiliated broker-dealer firms (the “selling broker-dealers”) for the sale of the Contracts through those firms and their Financial Professionals. The Financial Professionals will be registered representatives of the selling broker-dealers that are registered as broker-dealers under the 1934 Act and members of FINRA.

We may fund Athene Securities’ operating and other expenses, including overhead, legal and accounting fees, Financial Professional training, compensation for the Athene Securities management team, and other expenses associated with the Contracts.

Under the distribution agreement we pay selling commissions to Athene Securities, which Athene Securities re-allows to the selling broker-dealers. Athene Securities does not retain any commissions on the sale of the Contracts. The amount and timing of commissions paid to selling broker-dealers may vary depending on the selling agreements and the Contract sold but will not be more than 7% of the Purchase Payment. Some selling
6

broker-dealers may elect to receive a smaller amount of commission at the time of the sale and an ongoing trail commission for as long as the Contract remains in effect or as agreed in the selling agreement. We may pay or allow other promotional incentives or payments to selling broker-dealers in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Financial Professionals who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to the selling broker-dealers in the form of commissions or other compensation, depending on the agreement between the selling broker-dealer and the Financial Professional. The Financial Professionals are also eligible for various cash benefits, such as bonuses, insurance benefits, and financing arrangements, and non-cash items. Non-cash items include conferences seminars and trips (including travel, lodging, and meals in connection therewith), entertainment, merchandise, priority operations support, preferred programs, and other similar items. Sales of the Contracts may help Financial Professionals qualify for such benefits.

We may also pay compensation to wholesaling broker-dealers or other firms or intermediaries, including payments to affiliates of ours, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Financial Professionals of the selling broker-dealers. These allowances may be based on a percentage of the Purchase Payment.

In addition to the compensation described above, we may make additional cash payments, in certain circumstances referred to as “override” compensation, or reimbursements to selling broker-dealers and wholesaling broker-dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all broker-dealers, and the terms of any agreement governing the payments may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company’s products on the broker-dealers’ preferred or recommended list, increased access to the selling broker-dealers’ registered representatives for purposes of promoting sales of our products, assistance in training and education of the Financial Professionals, and opportunities for us to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the broker-dealer’s actual or expected aggregate sales of the Contract and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Financial Professional.

Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup commission and other expenses through fees and charges deducted under the Contract.
Contract Adjustments
The “Charges and Adjustments” section of the prospectus describes adjustments under the Contract, including Withdrawal Charges, Interest Adjustments, and Equity Adjustments. Appendix B of the prospectus provides examples of how these adjustments work.
Financial Statements of the Company
[To be added by pre-effective amendment.]
7

PART C - OTHER INFORMATION

Item 27. Exhibits

a.Board Resolution establishing Registered Separate Account. Not Applicable

b.Custodian Agreements. Not Applicable

c.Underwriting Contracts.

[To be added by pre-effective amendment.]

d.Form of Contract.

(d)(1) Form of Contract of Single Purchase Payment Index-Linked Deferred Annuity Contract - available starting on May 31, 2025

e.Form of Application.

(e)(1) Form of Application for Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract - available starting on May 31, 2025

f.Part Insurance Company’s Certificate of Incorporation and Bylaws.

(f)(1) Amended and Restated Charter of Presidential Life Insurance Company (now known as Athene Annuity & Life Assurance Company of New York) (effective March 5, 2008)

(f)(2) Certificate of Amendment of Charter of Presidential Life Insurance Company (effective December 28, 2012)

(f)(3) Certificate of Amendment of Charter of Presidential Life Insurance Company (effective October 1, 2013)

(f)(4) Amended and Restated By-laws of Presidential Life Insurance Company

(f)(5) Amendment to Amended and Restated By-laws of Presidential Life Insurance (effective December 28, 2012)

(f)(6) Second Amendment to Amended and Restated By-laws of Presidential Life Insurance Company (effective October 1, 2013)

g.Reinsurance Contracts. Not Applicable

h.Participation Agreements. Not Applicable

i.Administrative Contracts.
1

(i)(1) Shared Services and Cost Sharing Agreement, dated as of January 1, 2020, among Athene Employee Services, LLC, Athene Annuity and Life Company, P.L. Assigned Services, Inc., Athene Annuity & Life Assurance Company of New York and Athene Life Insurance Company of New York

(i)(2) Amendment No. 1 to the Shared Services and Cost Sharing Agreement, dated as of January 1, 2020, among Athene Employee Services, LLC, Athene Annuity and Life Company, P.L. Assigned Services, Inc., Athene Annuity & Life Assurance Company of New York and Athene Life Insurance Company of New York

j. Other Material Contracts.

(j)(i) Amended and Restated Investment Management Agreement, dated as of January 1, 2015 by and between Athene Annuity & Life Assurance Company of New York (formerly known as Presidential Life Insurance Company) and Athene Asset Management, L.P. (formerly known as Athene Asset Management LLC)

(j)(2) Amendment One to Amended and Restated Investment Management Agreement, effective November 1, 2015, between Athene Annuity & Life Assurance Company of New York (f/k/a Presidential Life Insurance Company) and Athene Asset Management, L.P. (f/k/a Athene Asset Management LLC)

(j)(3) Third Amended and Restated Master Sub-Advisory Agreement, effective as of October 1, 2019, among Athene Asset Management L.P., Apollo Capital Management, L.P., Apollo Global Real Estate Management, L.P., ARM Manager LLC, Apollo Longevity, LLC and Apollo Emerging Markets, LLC.

(j)(4) Revolving Credit Agreement,effective as of January 1, 2023, among Athene Annuity & Life Assurance Company of New York and Athene USA Corporation

(j)(5) Revolving Credit Agreement,effective as of January 1, 2025, among Athene Annuity & Life Assurance Company of New York and Athene USA Corporation

k. Legal Opinion.

[To be added by pre-effective amendment.]

l. Other Opinions.

[To be added by pre-effective amendment.]

m. Omitted Financial Statements. Not Applicable

n. Initial Capital Agreement.

2

(n)(1) Capital Maintenance Agreement, as of July 31, 2019, by and between Athene Annuity Annuity and Life Company, for the benefit of Athene Annuity & Life Assurance Company of New York

o. Form of Initial Summary Prospectus. Not Applicable.

p. Powers of Attorney

(p)(1) Powers of Attorney

q. Historical Current Limits on Index Gains for twelve months ended December 31, 2024. Not Applicable.

Item 28. Directors and Officers of the Insurance Company

Name and Principal Business Address	Positions with the Insurance Company

Grant Kvalheim	Chief Executive Officer and Director
Michael S. Downing	President, Chief Operating Officer and Director
Martin P. Klein	Director
Kristi Burma	Executive Vice President
Randall Epright	Executive Vice President
Christopher Grady	Executive Vice President
Christopher Welp	Executive Vice President and Director
Meha Jain	Senior Vice President, Treasurer
Aaron Prieksat	Controller
Shailendra Panchal	Senior Vice President
Mitra Hormozi	Director
Lawrence Ruisi	Director
Francis Sabatini	Director
Hope Taitz	Director
Blaine Doerrfeld	Secretary

The business address of each of the Company’s directors and officers listed in the table above is c/o Athene Annuity and Life Assurance Company of New York , One Blue Hill Plaza, Ste 1672, Pearl River, New York, 10965.

Item 29. Persons Controlled by or Under Common Control with the Insurance Company

The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. All of AHL’s outstanding voting common stock is owned by AGM.

3

For more information regarding the company structure of AGM and AHL please refer to the organizational chart filed herein.

Item 30. Indemnification

Section 402(b) of the New York Business Corporation Law (the “NYBCL”) provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for any breach of duty, except in the cases of: (1) act or omissions in bad faith or involving intentional misconduct or a knowing violation of law, (2) liability for improper dividends, purchases of shares, distributions of assets, or loans, (3) any transaction from which the director derived an improper personal benefit.

Further, Section 722 of the NYBCL provides that a corporation may indemnify any person made a party to an action by reason of their role as a director or officer, provided that the individual acted in good faith and in a manner they reasonably believed to be in the best interests of the corporation. In criminal proceedings, indemnification is permitted if the individual had no reasonable cause to believe their conduct was unlawful.The indemnity provisions under Section 722 do not apply in cases where (i) the action is brought by or in the right of the corporation, except for the reasonable expenses if the director or officer adjudged liable or (ii) the director or office is adjudged liable for receiving an improper personal benefit.

In addition, Section 722(c) of the NYBCL provides mandatory indemnification of reasonable expenses incurred by a director in connection with a proceeding if the director is wholly successful on the merits or otherwise in defending the action.A director who s a party to a proceeding because the person is a director may also apply for court-ordered indemnification and advance of expenses under Section 724 of NYBCL. Further, Section 723(a) of the NYBCL provides that a corporation may advance funds to cover the reasonable expenses incurred by a director in connection with a proceeding, provided that the director delivers a written undertaking to repay the funds if it is ultimately determined that they are not entitled to indemnification. Section 15 of the Bylaws of the Company provides for indemnification of Company directors and officers to the full extent authorized in Section 723, 724 and 725 of the NYBCL.

Under Section 722(a) and Section 723(c) of the NYBCL provide that a corporation may indemnify and advance expenses to an officer who is a party to a proceeding because of their role as an officer, to the same extent as a director. Additionally, if the officer is not a director, further indemnification may be provided by the corporation’s certificate of incorporation, bylaws, a resolution of the board of directors, or by contract. However, indemnification is not allowed for (1) proceedings brought by or in the right of the corporation, except for reasonable expenses incurred and (2) conduct involving receipt of an improper financial benefit, intentional infliction of harm, or intentional violation of criminal law. Such indemnification is also available to an officer who is also a director if the basis on which the officer is made a party to a proceeding is an act taken or a failure to take action solely as an officer. Section 15 of the Bylaws of the Company apply equally to directors and officers of the Company.

As permitted by the New York state law:
4

The Amended and Restated Bylaws of Athene Annuity & Life Assurance Company of New York (effective December 28, 2012) provide:

In Section 15 (a) that “The Company shall indemnify any person made, or threatened to be made, a party to any action or proceeding (other than one by or in the right of the
Company to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Company served in any capacity at the request of the
Company, by reason of the fact that he, his testator or intestate, was a director or officer of the Company, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the
Company and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.;

In Section 15(c) that “The Company shall indemnify any person made, or threatened to be made, a party to an action by or in the right of the Company to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Company, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.; and

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the
5

Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

(a)Other Activities. Not Applicable.

(b)Directors, Officers or Partners of Athene Securities LLC

Name and Principal Business Address	Positions with Underwriter

Chad Batterson	President and Chief Operating Officer
Antony Geyelin	Vice President
Sheila Burton	Chief Compliance Officer
Angela Ellis	Compliance Officer
Blaine Doerrfeld	Manager

Unless otherwise indicated, the principal business address of the above individuals is: 7700 Mills Civic Pkwy, West Des Moines, IA, 50266.

(c)Compensation received from Registrant

[To be added by pre-effective amendment.]

Item 31A. Information About Contracts with Index-linked Options and Fixed Options Subject to Contract Adjustments

(a)
6

Name of the Contract	Number of Contracts outstanding	Total value attributable to the Index-Linked Option and/or Fixed Option subject to a Contract Adjustment	Number of Contracts sold during the prior calendar year	Gross premiums received during the prior calendar year	Amount of Contract value redeemed during the prior calendar year	Combination Contract (Yes/No)
Athene® Amplify 2.0 NF	N/A	N/A	N/A	N/A	N/A	No

(b) Not applicable. Contract not offered prior to 2024.

Item 32. Location of Accounts and Records

Not applicable.

Item 33. Management Services

The Company is party to Shared Services and Cost Sharing Agreements with Athene Employee Services LLC (AES), Athene Annuity and Life Company, P.L. Assigned Services, Inc., and Athene Life Insurance Company of New York, pursuant to which each party thereto agreed to provide certain financial, legal and other services to the other parties. Under these agreements, the Company incurred expense of [$●], $4.9 million, and $3.8 million during 2024, 2023 and 2022, respectively.

The Company is party to an investment management agreement with ISG, under which ISG agrees to provide asset management services in exchange for management fees. ISG is a subsidiary of AGM. Pursuant to the agreement, the Company pays ISG 30 basis points per annum on the Company’s managed assets. The Company incurred expenses on its general account and separate account assets of [$●], $12.3 million, and $11.2 in 2024, 2023 and 2022, respectively, under the agreement with ISG.

The Company has entered into a tax allocation agreement among it and various other subsidiaries of Athene. The parties to the agreement are considered an “affiliated group” under the Internal Revenue Code of 1986, as amended, and are included in the consolidated federal income tax return of the affiliated group. The Company was a member of the AUSA consolidated federal income tax return for all tax periods beginning after December 31, 2018 and before January 1, 2024. The Company is a member of the AARE consolidated federal income tax return for all tax periods beginning after December 31, 2023. The tax allocation agreement establishes a method for providing reimbursement to the filing parent for payment of each entity’s share of the consolidated tax liability of the affiliated group and a method of providing reimbursement to each entity for losses incurred by such entity that reduced the consolidated tax liability of the affiliated group. During the years ended December 31, 2024, 2023 and 2022, the Company made payments under the tax allocation agreements in the amount of $[$●], $5.3 million and $(22.8) million, respectively.

7

Item 34. Fee Representation and Undertakings

Regarding the offering of the Indexed Strategies under this Registration Statement, the Company undertakes:

1.To file, during any period in which offers or sales are being made, a pre-effective amendment to the Registration Statement to include any prospectus required by section 10(a)(3) of the Securities Act; and

2.That, for the purpose of determining any liability under the Securities Act, each such pre-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

8

SIGNATURES
    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Des Moines, State of Iowa, on the 29th day of January, 2025.

Athene Annuity & Life Assurance Company of New York
(Registrant)

By: /s/ Grant Kvalheim
Grant Kvalheim
Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
9

Signature	Title	Date

/s/ Grant Kvalheim	Chief Executive Officer and Director	January 29, 2025
Grant Kvalheim

/s/ Aaron Prieksat	Senior Vice President, US Controller	January 29, 2025
Aaron Prieksat	(Principal Financial Officer & Principal Accounting Officer)

/s/ Michael Downing	President, Chief Operating Officer, and Director	January 29, 2025
Michael Downing

/s/ Christopher R. Welp	Executive Vice President, Insurance Operations and Director	January 29, 2025
Christopher R. Welp

/s/ *	Director	January 29, 2025
Martin P. Klein*

/s/ *	Director	January 29, 2025
Mitra Hormozi*

/s/ *	Director	January 29, 2025
Francis P. Sabatini*

/s/ *	Director	January 29, 2025
Hope S. Taitz*

/s/ *	Director	January 29, 2025
Lawrence J. Ruisi*

/s/ Blaine Doerrfeld	*Attorney-in-Fact pursuant to Power of Attorney	January 29, 2025
Blaine Doerrfeld

10